







Advancing cancer care in America.

Our Mission: to increase access to and advance the delivery of high-quality cancer care in America.

More people than ever before are winning their personal battles with cancer. Nearly nine million cancer survivors nationwide are alive today and celebrating life. And advances in drug development, diagnostic technology and genetics will only help increase the number of survivors.

MEETING THE CANCER CARE CHALLENGE OF TODAY, POSITIONED FOR TOMORROW.

More people with a history of cancer are alive today than ever before – almost nine million nationwide. In fact, cancer's five-year survival rate has reached 62 percent. And new treatments, diagnostic technologies and investigational therapies continually offer greater promise and possibilities.

Yet, the challenge ahead is still enormous. Each day, 1,500 Americans lose their personal battles against cancer. An aging baby boomer population threatens to push the figure even higher.

One organization is rising to meet this challenge in a way no other can: US Oncology.

US Oncology offers a unique set of pharmaceutical, research and cancer center services that enables community-based practices to bring the world's most advanced therapies to patients. Our national network of premier oncology specialists is highly aware of patient needs – and our superior delivery model is focused on ensuring that those needs are met.

In less than a decade, we have grown from a small group of oncologists to the largest cancer care network in America. A leader of unrivaled national scale, we are advancing access to comprehensive community-based cancer care. And we will continue to do so until the daily advances in the war on cancer have brought our battle to an end.

US Oncology: a decade of commitment to cancer care.

Net Patient Revenue* (in millions)



$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
1997
1998
1999
2000
2001

* Company revenue plus amounts retained by physicians.

Cumulative Invested Capital* (in millions)



$450
$400
$350
$300
$250
$200
$150
$100
$50
1997
1998
1999
2000
2001

* Capital invested in network facilities and technology.

1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
American Oncology Resources founded	Physician Reliance Network founded	PRN became a public company	AOR became a public company — 17 Cancer Centers	20 Cancer Centers	26 Cancer Centers	44 Cancer Centers — 1 PET Unit	AOR/PRN merged to form US Oncology — 60 Cancer Centers	72 Cancer Centers — 4 PET Units	77 Cancer Centers — 12 PET Units

Our Goal: to ensure the best possible care for every cancer patient, close to home and family.

> **"We are experiencing a promising period in the history of cancer care: new molecules from the genetics revolution, new diagnostic technologies, new treatment therapies, and an increased survival rate. No organization in the world is better positioned to meet the demands resulting from these advancements than US Oncology."**
>
> **Lloyd K. Everson, M.D.**
> ***Vice Chairman***

THE US ONCOLOGY NETWORK: THE MOST COMPREHENSIVE DELIVERY SYSTEM FOR CANCER CARE AND RESEARCH.

Where is cancer care in America headed? Toward patients' communities. At present, nearly 85 percent of all U.S. cancer care is provided in non-hospital community settings.

As the largest community-based cancer care network, US Oncology is committed to bringing the most advanced diagnostic and treatment capabilities close to those who need them. The closer that patients are to the most effective therapies and available clinical trials, the greater their chances for long-term survival.

Our network's more than 850 physicians and 8,000 employees help ensure the delivery of high-quality care through three industry-leading US Oncology services:

- The distribution and management of oncology pharmaceuticals
- The development and operation of outpatient cancer centers
- The development and management of comprehensive cancer research trials

These services enable the US Oncology network of specialists to serve more cancer patients than any other single health-care enterprise. We utilize economies-of-scale to reduce pharmaceutical costs, and we accelerate both the clinical research process and the transfer of effective new technologies to the outpatient-care setting. Our goal: to ensure the best possible care for every cancer patient, close to home and family.

THE LARGEST GROUP OF COMMUNITY-BASED CANCER CARE PROVIDERS.

With more than 450 sites of service, including 77 regional cancer centers and 12 Positron Emission Tomography (PET) imaging units in 27 states, US Oncology's network of cancer care providers treats one out of every seven U.S. cancer patients – more than any other single organization. This includes approximately 200,000 new patients each year or 15 percent of all newly diagnosed cancer patients in the country. In addition, the network accrues more than 4,000 patients to clinical trials each year, and has played an instrumental role in the Food and Drug Administration (FDA) approval of nine anticancer drugs in the last six years.



200,000 new patients each year – approximately 15 percent of all newly diagnosed U.S. cancer patients are treated by the US Oncology network.

We partner with physicians to manage a pharmacy solution that meets the needs of community-based practices.

The provision of oncology pharmaceuticals involves complex, costly drugs and delivery systems. Oncologists must master these complexities in the face of growing reimbursement challenges and increasing patient-care demands. US Oncology helps alleviate this burden.

ONCOLOGY PHARMACEUTICAL SERVICES

MAXIMIZING COST-EFFICIENCIES, MINIMIZING COMPLEXITY.

Through our Oncology Pharmaceutical Services, we partner with physicians to design, implement, staff and manage a complete pharmaceutical solution that meets the distinct needs of community-based cancer centers and practices. As a result, physicians and nurses are able to spend more time on direct patient care without having to contract for purchases of pharmaceuticals, manage costly drug inventory or prepare medications for patients.

Practices also gain tremendous savings in the procurement of pharmaceuticals and medical supplies. As one of the largest providers for oncology pharmaceutical management in the United States, we are able to work effectively with practices to reduce drug costs.

In addition, we provide IV admixture services, a 24-hour pharmacy database and proprietary tools that deliver operational efficiencies and quality assurance to the complete process of outpatient chemotherapy protocol management. Lost charges and uncompensated treatment costs are minimized. Drug waste is reduced. Appropriate reimbursement is captured, with more nursing time available for direct patient care.

We also promote active physician involvement in our national Pharmacy & Therapeutics Committee, where input is encouraged and best practices are shared.



US Oncology is enhancing the safety and quality of the complex chemotherapy process, while reducing practice costs.

By utilizing advanced technologies, our cancer centers are the standard of care in their communities.

No longer just the province of major medical centers, cancer care has rapidly moved into the community, driven, in part, by advances in pharmacology and technology. This community-level demand has fueled unprecedented growth in the need for integrated cancer centers. US Oncology is leading the way in meeting that need.

CANCER CENTER SERVICES

A CONTINUUM OF CARE IN A PATIENT-FRIENDLY ENVIRONMENT.

As the nation's cancer center leader, we have developed 77 comprehensive cancer centers in collaboration with practices across the country. Through our extensive Cancer Center Services, community-based physicians are able to integrate medical oncology, radiation oncology, diagnostic imaging, clinical research and administrative support in a single, patient-care facility.

Consequently, patients can access a complete range of diagnostic and treatment services close to home, while physicians can collaborate on identifying the best treatment options available to their patients. This convenient approach not only enriches patient care, but also accelerates decision-making and enhances physician/patient communication.

We assume full responsibility for each center's development – providing feasibility analysis, facility design and construction, operational support, management, financing and other services. Throughout the process, we remain committed to bringing the most advanced diagnostic and treatment technologies – such as Positron Emission Tomography – to the local level, positioning each center as the standard of care in its community.



As the national cancer center leader, we are building and managing more cancer centers than any other single U.S. organization.

We provide support to practices that results in increased patient access to clinical trials in the community setting.

Over 400 anticancer drugs are presently in the development stage — more than any other class of therapeutic pharmaceuticals. Yet, the journey from laboratory to patient is often arduous due to bureaucratic obstacles and a lack of appropriate clinical-trial participants. US Oncology is changing that.

CANCER RESEARCH SERVICES

BRINGING INVESTIGATIONAL THERAPIES CLOSER TO PATIENTS.

Through Cancer Research Services, we are providing physicians with the ability to conduct research at the local level, bringing investigational therapies closer to patients who might qualify for participation in clinical trials.

Our single Institutional Review Board, integrated research information system, rapid data-sharing and proven high-quality data management processes offer a streamlined approach that accelerates the delivery of investigational therapies in the community setting. Collaborating with leading pharmaceutical and biotechnology firms, our more than 600 community-based physician scientists are responsible for:

- One of the broadest portfolios of investigational molecules and Phase I-IV clinical trials
- Conducting approximately 100 trials at more than 280 nationwide research sites each year
- Recruiting more than 10,000 cancer patients into clinical trials in the last seven years
- Playing an instrumental role in the FDA approval of nine anticancer drugs in the last six years



US Oncology represents one of the nation's largest integrated cancer research platforms, with nearly 100 trials currently under way.

We are strong advocates of cancer patients, and understand their need for continued access to community-based care.

Advances in cancer diagnosis and treatment are meaningless if patients cannot access them. Yet, numerous obstacles stand between cancer patients and the care they need. US Oncology is working to eliminate these obstacles.

PATIENT ADVOCACY: STRENGTHENING THE VOICE OF CANCER PATIENTS AND THEIR FAMILIES.

Working closely with cancer survivors, oncology nurses, social-services professionals, physician specialists, researchers, governmental agencies, lawmakers and their staffs, US Oncology is dedicated to providing a forum that enables all stakeholders to remain educated regarding the complexities of providing cancer care services.

Our patient advocacy efforts are focused on three essential objectives:

- Preserving the physician/patient relationship in health-care decision making
- Recognizing the essential role of oncology nurses in cancer care
- Facilitating the role of cancer survivors in health-care policy decisions

To this end, during 2001, US Oncology:

- Helped achieve greater recognition for oncology nurses through a national award-winning video produced in cooperation with the Oncology Nursing Society
- Produced a documentary detailing the contribution of community-based oncology practices in the diagnosis and treatment of under- and uninsured patients
- Sponsored the Life Beyond Cancer initiative for the second consecutive year, helping promote an integrated, comprehensive approach to patient support services

We applaud Congress for confronting balanced reimbursement reform for cancer care during 2001, and we will sustain our initiatives in support of their efforts, helping to ensure that policy decisions are in the best interests of cancer survivors and their families.

US ONCOLOGY IS ENSURING ACCESS TO ENABLE HOPE.

More than 1.2 million new U.S. cancer cases will be diagnosed this year – 77 percent in people age 55 or older. Cancer-related U.S. expenditures are expected to surpass $60 billion. Clearly, the war on cancer is far from over.

Yet, by bringing the most advanced therapies and research to local communities, US Oncology is making the fight a close one. We are delivering the critical services that oncologists value and patients need – where and when necessary.

Our goal is to ensure ever-increasing access to cancer care for patients nationwide. With every physician who joins our network, we move one step closer toward achieving that goal. Working as a powerful united force, we will continue to find new ways to advance cancer care and research – until the day we can look back on our combined efforts and assess their role in a long-awaited victory.

"*We are passionate* about advancing cancer care in America. Cancer patients and physicians deserve every advantage – effective drug therapies, advanced diagnostic and treatment technologies, and leading-edge clinical research – as they wage their personal battles to defeat cancer."

R. Dale Ross
Chairman and
Chief Executive Officer

The *US Oncology* Network



- 464 sites of service in 27 states
- 77 regional cancer centers
- 868 affiliated physicians
- 500,000+ cancer patients
- 200,000 new patients each year
- 15 percent of all new U.S. cancer cases
- 4,000 patients accrued to clinical trials in 2001
- 90+ active clinical trials
- 9 new drugs in the last six years
- 8,147 nationwide employees

Alabama
9 Sites of Service
15 Physicians

Arizona
29 Sites of Service
4 Cancer Centers
33 Physicians

Arkansas
5 Sites of Service
3 Physicians

Colorado
22 Sites of Service
5 Cancer Centers
1 PET Center
52 Physicians

Florida
39 Sites of Service
9 Cancer Centers
57 Physicians

Illinois
12 Sites of Service
2 Cancer Centers
1 PET Center
29 Physicians

Indiana
5 Sites of Service
2 Cancer Centers
1 PET Center
13 Physicians

Iowa
2 Sites of Service
8 Physicians

Kansas
2 Sites of Service
1 Cancer Center
1 PET Center
7 Physicians

Maryland
5 Sites of Service
1 Cancer Center
12 Physicians

Massachusetts
3 Sites of Service
4 Physicians

Minnesota
8 Sites of Service
1 Cancer Center
29 Physicians

Missouri
13 Sites of Service
2 Cancer Centers
37 Physicians

Nebraska
4 Sites of Service

Nevada
6 Sites of Service
2 Cancer Centers
17 Physicians

New Mexico
4 Sites of Service
1 Cancer Center
7 Physicians

New York
17 Sites of Service
4 Cancer Centers
39 Physicians

North Carolina
20 Sites of Service
31 Physicians

Ohio
5 Sites of Service
8 Physicians

Oklahoma
23 Sites of Service
4 Cancer Centers
40 Physicians

Oregon
13 Sites of Service
2 Cancer Centers
1 PET Center
44 Physicians

Pennsylvania
26 Sites of Service
30 Physicians

South Carolina
8 Sites of Service
2 Cancer Centers
1 PET Center
15 Physicians

Texas
133 Sites of Service
32 Cancer Centers
4 PET Centers
261 Physicians

Virginia
37 Sites of Service
53 Physicians

Washington
12 Sites of Service
3 Cancer Centers
2 PET Centers
21 Physicians

Wisconsin
2 Sites of Service

US Oncology

16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(800) 381-2637
www.usoncology.com

US Oncology

16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(866) 601-9053
E-mail: development@usoncology.com
Web site: www.usoncology.com



Close network collaboration
helps to rapidly advance emerging
treatment options.

Practices with existing transplant programs have access to the latest transplant clinical trials in their own communities.

To become a US Oncology Cancer Research Services partner, your practice must participate in our Oncology Pharmaceutical Services division, and must meet site qualification and other eligibility criteria for research.

ACCESS TRANSPLANT CLINICAL RESEARCH TRIALS IN THE COMMUNITY SETTING.

In addition to providing your patients access to a multitude of clinical trials, the US Oncology Transplant Network serves as a vital treatment and research component of our cancer care network. As an integrated modality of treatment within our community cancer centers, practices with existing transplant programs have access to the latest transplant science in the convenience of their home market.

Our network, currently providing over 750 transplants annually, consists of 24 centers providing adult and pediatric allogeneic and autologous blood and stem cell transplantation. Our core competency is structuring outpatient delivery mechanisms that allow patients to undergo the transplant process with limited or no hospitalization.

PROVIDE YOUR PATIENTS WITH GREATER TREATMENT OPTIONS.

US Oncology Cancer Research Services offers a unique approach to the total integrated cancer care and treatment process. In sharing what we learn with one another, we can more readily advance the latest developments as they relate to new investigational drugs, the reduction of treatment-related side effects and new methods of care.

To find out more about participating in one of the nation's largest cancer research platforms or to receive further information about US Oncology services, contact us at (866) 601-9053, e-mail us at development@usoncology.com or visit our Web site at www.usoncology.com.

PHYSICIAN-LED RESEARCH COMMITTEES FOCUS ON THE FOLLOWING AREAS:

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In the past nine years, US Oncology has recruited more than 15,000 cancer patients into clinical trials.

As a research network member, you have a number of avenues for influencing new drug development.

US ONCOLOGY STUDIES PRESENTED THROUGH THESE PUBLICATIONS

- **Journal of Clinical Oncology**
- **Seminars in Oncology**
- **Blood**
- **Journal of Urology**
- **The Lancet**
- **Cancer**

MEMBERSHIP IN US ONCOLOGY'S NATIONAL SCIENTIFIC COMMUNITY.

US Oncology represents the nation's largest network of cancer care providers. Presently, our network consists of over 850 physicians and research support staff and 330 research sites. As a qualified research network member, you have a number of avenues for providing clinical and scientific leadership and influencing new drug development. You may participate in one of US Oncology's physician scientific review committees that interact with the pharmaceutical industry, National Cancer Institute and biotechnology companies. You also may provide scientific oversight of the studies we select to do within our network. There are opportunities for physicians within your practice to act as study-specific principal investigators; act as local physician research leaders; and contribute to and present US Oncology studies at national and international oncology scientific meetings and publications.

ENHANCE YOUR PRACTICE VISIBILITY.

As a member of US Oncology Cancer Research Services, you can provide greater treatment options for your patients with access to novel investigational therapies. A research program helps network practices have strong market visibility, further enhanced by US Oncology's marketing support for patient recruitment and local practice marketing. Our practices conducting clinical research have indicated that their involvement in US Oncology's cancer research has been a benefit to them in their relationships with referring physicians, hospitals and managed care plans.


1. Arimidex®
2. Doxil®
3. Hycamtin®
4. Camptosar®
5. Gemzar®
6. Rituxan®
7. Xeloda®
8. Aromasin®
9. Campath®
10. Neulasta™
iiyama

US Oncology has played a pivotal role in the approval of 10 anticancer drugs in the last seven years.

US Oncology provides support to practices that results in a strong and efficient local research program.

US ONCOLOGY RESEARCH ADVANCES ARE PRESENTED AT NATIONAL SCIENTIFIC MEETINGS, INCLUDING:

- **American Society of Clinical Oncology**
- **American Association for Cancer Research**
- **American Society of Hematology**
- **San Antonio Breast Cancer Symposium**
- **International Lung Conference**
- **American Society of Bone Marrow Transplantation**

CENTRALIZED OPERATIONAL SUPPORT AND CLINICAL TRIAL EXPERTISE.

Through our dedicated central staff of over 120 research personnel, US Oncology Cancer Research Services provides support for our practices that results in an efficient and strong local research program. These activities include study development support, regulatory support to comply with GCP and FDA requirements, and operational support to help your local research staff be efficient and effective.

DEVELOPMENT

- **Acquisition and development of new studies/molecules**
- **Protocol writing**
- **Scientific expertise in trial design**
- **Physician scientific review committees**
- **Finance and contracts**

REGULATORY SUPPORT

- **Central Institutional Review Board**
- **Centralized safety reporting, tracking and distribution**
- **Centralized database for site activation, regulatory approval**
- **FDA audit support**

LOCAL OPERATIONS SUPPORT

- **Study initiation and education**
- **Project and data management**
- **Training of local research staff**
- **Web-based Clinical Trials Information System**
- **Quality Assurance**
- **Central pharmacy and drug management**
- **Research newsletter and communications**
- **Publication of research papers**

TRIAL DISTRIBUTION BY DISEASE TYPE*


Medical
Oncology 3%
Radiation
Oncology 5%
Lung 12%
Bone Marrow
Transplant 6%
Breast 12%
Chemoprevention 3%
Gastrointestinal 10%
Genitourinary 5%
Gynecology 9%
Gene & Cellular/
Special Therapies 22%
Lymphoma &
Hematology 13%

**During 2001*

TRIALS BY PHASE*


12%
Phase IV
44%
Phase III
27%
Phase II
17%
Phase I

**During 2001*

A dedicated team

of staff and physicians proactively identifies and reviews new clinical trials.

By partnering with us, you can offer your patients access to an extensive range of new investigational molecules.

This year, over 1.2 million people will be diagnosed with cancer, yet only 45,000 adult cancer patients will have the opportunity to participate in clinical trials. Help us increase these numbers by joining the US Oncology research network.

BENEFITS OF MEMBERSHIP IN THE US ONCOLOGY RESEARCH COMMUNITY.

Given our considerable experience in helping the local oncology practice, US Oncology Cancer Research Services is one of the few organizations that deeply understands the challenges and complexities of building and managing a robust research program in the local physician office or community cancer center. We have built a full range of services that will benefit your practice and your patients. These include:

- Access to one of the broadest portfolios of new molecules and clinical trials
- Centralized operations and clinical trial expertise to strengthen your local program
- Membership in US Oncology's national scientific community
- Enhancement of your practice's visibility

ACCESS ONE OF THE BROADEST PORTFOLIOS OF NEW MOLECULES AND CLINICAL TRIALS.

With US Oncology Cancer Research Services you can quickly provide your patients with access to an extensive range of new investigational molecules. At any time we have approximately 100 clinical trials open to network members, including Phase I-IV clinical trials for a multitude of cancers. A dedicated team of staff and physician groups proactively identifies and reviews new clinical trials, provides ongoing monitoring and audit services, as well as statistical and publication expertise. In 2001, we opened, on average, one new trial every week to our research network.

To that end, we have created a single Institutional Review Board, a national scientific process led by physicians, and a state-of-the-art information infrastructure. All this is supported centrally by an experienced staff of over 120 dedicated research personnel based in Houston and Dallas.

As a qualified member of the US Oncology research network, you will join a research community of your peers. This provides you the platform, historically not available to community oncologists, to contribute to the advancement of cancer research and offer the best care options available today to your patients. For community practices that are interested in research, US Oncology offers a full suite of services that can help you build a robust research program within your local practice.

US ONCOLOGY ACCRUALS TO CLINICAL TRIALS


4000
3500
3000
2500
2000
1500
1000
500
1993
1994
1995
1996
1997
1998
1999
2000
2001

US Oncology supports a network of over 850 community-based oncologists and more than 330 research practice sites.

Through our focus on oncology and community practices, we have built one of the nation's largest cancer research networks.

Our goal is to nurture a tightly knit scientific clinical community that operates on a common integrated research platform. We have built a national infrastructure designed to accelerate the delivery of new therapies to any patient who needs them.

BRINGING THE LATEST CANCER THERAPIES TO LOCAL COMMUNITIES.

We are living in an exciting time in medicine and in cancer care. Because of advances in medical and biotechnology sciences, and our understanding of genetic code, there are more novel anticancer drugs in development today than ever before.

Since over 60 percent of cancer treatment is provided in outpatient community settings, the role of the community oncologist will be critical in testing and bringing these advances to patients rapidly. However, most community practices today do not have the scale, expertise or resources to build an active research program within their busy practices.

The US Oncology Cancer Research Services division was created exclusively to serve the needs of oncology practices, and to bring exciting new clinical trials and novel therapies to their patients. Through our focus on oncology and community practices, we have built one of the nation's largest cancer research networks. Our mission is to accelerate the development and availability of new investigational therapies to community oncologists and their patients.

Today, we support a network of over 850 community-based oncologists and more than 330 research practice sites. Our goal is to nurture a tightly knit scientific clinical community that operates on a common, integrated research platform.

US ONCOLOGY

Cancer Research Services



US Oncology
16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(866) 601-9053
E-mail: development@usoncology.com
Web site: www.usoncology.com

meetings and organizations, an Internet-enabled communications center and e-mail, you can exchange best practices, discuss treatment options, share research, communicate with other physicians online, address public policy issues and otherwise benefit from a strongly united oncology force. In addition, to ensure that patients have access to community-based cancer care, US Oncology enables its affiliated caregivers to have an active role with key decision-makers in public policy initiatives.

OFFER YOUR PATIENTS MORE.

To find out more about establishing an integrated, patient-focused community cancer center or to receive further information about US Oncology services, call US Oncology at (866) 601-9053, e-mail us at development@usoncology.com or visit our Web site at www.usoncology.com.



Your patients may gain access to investigational therapies prior to FDA approval.

Your practice retains its independence, while being a part of the country's largest cancer care network.

> **"US Oncology has enabled community-based comprehensive cancer centers to remain at the technological forefront. Patients treated at these centers receive care comparable to an academic center, without the travel burden, and in a less autonomous environment. On a personal note, I appreciate the opportunity to practice state-of-the-art radiation oncology, focusing on treatment planning and patient care, while US Oncology manages the day-to-day logistics to enable a profitable practice."**
>
> **Timothy Dziuk, M.D.**
> ***Radiation Oncologist***
> ***Texas Oncology, P.A.***
> ***Austin, TX***

STRENGTHEN YOUR PRACTICE'S LONG-TERM ECONOMIC POSITION WITH A BROAD RANGE OF DIAGNOSTIC, TREATMENT AND PATIENT SUPPORT SERVICES.

With US Oncology, you can expand your range of patient services, while improving the economics of your practice. For example, with our Oncology Pharmaceutical Services, your cancer center has the convenience of in-house admixture, without drug inventory, or carrying costs, and we work as a team with practice personnel to eliminate lost charges. Pharmaceutical services are provided by highly trained registered pharmacists and technicians. You also benefit from our network's buying power, which lowers drug acquisition costs. In addition, you further diversify revenue opportunities by offering on-site diagnostic imaging and radiation services.

PARTICIPATE IN LEADING-EDGE CLINICAL RESEARCH.

As part of our network, you may be eligible to participate in the country's largest integrated cancer research platform – via our Cancer Research Services division. We partner with leading pharmaceutical and biotech firms to accelerate the availability of new molecules via Phase I-to-Phase IV clinical trials. If you qualify, your patients may gain access to investigational therapies prior to FDA approval. Last year alone, nearly 4,000 patients participated in over 90 trials involving new investigational drugs.

SHARE INSIGHTS WITH A NATIONWIDE NETWORK OF PEERS.

US Oncology Cancer Center Services enable your practice to retain its independence, while participating in the country's largest oncology network. Through network-wide committees, with you to develop and implement a comprehensive public relations and marketing program. Beginning with the announcement of your cancer center, we work with you at every stage to assist with the integration of your center into the local community.

ACCESS LOW-COST CAPITAL WITH NO PERSONAL FINANCIAL RISK.

US Oncology provides construction and permanent financing for development of your cancer center. Once the center has been deemed economically viable, we use our corporate financial strength to access development capital at extremely favorable rates – with no individual liability or personal guarantees on your part. Instead, you employ our capabilities through a facility lease and services agreement. That means you can preserve your personal capital and borrowing capacity, while optimizing ours.



Your cancer center is a place where you can focus on what you do best – provide exceptional patient care and support.

US Oncology works closely with you to ensure that your cancer center is truly yours.

"Before my partner and I joined US Oncology, we prepared a wish list for our practice. A comprehensive cancer center was the highlight of that list and with the opening of our new center we have fulfilled those wishes. Being able to deliver chemotherapy, radiation, diagnostic and support services in a multidisciplinary environment, under one roof, is of tremendous benefit to our patients and the community. We could not have done it without the support of US Oncology."

Marcus Braun, M.D.
Medical Oncologist
Northwest Cancer Specialists
Vancouver, WA

DRAW UPON COMPREHENSIVE DEVELOPMENT CAPABILITIES AND EXPERTISE.

US Oncology works closely with you to ensure that your cancer center is truly yours. We begin with a feasibility study to determine economic viability. Then, we customize our proven architectural templates to meet your distinct needs. With your direction and participation, we oversee the center's design, construction, equipment procurement and operation – streamlining local approval processes, smoothing your transition and ensuring that we meet your specific requirements.

OFFER PATIENTS ADVANCED DIAGNOSTIC AND TREATMENT TECHNOLOGIES.

US Oncology provides the highest level of diagnostic and treatment technology. We partner with leading medical equipment manufacturers to ensure that your cancer center is equipped with the latest technology. Once your requirements are determined, we use our volume purchasing power to acquire your technology at competitive rates. Equally key, we manage everything from ordering and installation to usage monitoring and upgrades.

RETAIN TOTAL CONTROL OF PATIENT CARE.

Your cancer center will be a place where you can focus on what you do best – provide exceptional care – because US Oncology will focus on the operational details. Our experienced cancer center management team will provide facility management and radiation treatment services, including professional and staff recruitment, interim staffing support, billing, and reimbursement and contracting assistance. To ensure the successful introduction of your cancer center into the community, US Oncology works


DEKE SLAYTON
CANCER CENTER

US ONCOLOGY CANCER CENTERS OFFER A FULL SUITE OF AMENITIES AND SERVICES.

We guide your cancer center from concept to reality, providing architectural design, construction and ongoing operational support.

US ONCOLOGY'S CUSTOMIZABLE CANCER CENTER SERVICES.

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ADVANCE PATIENT CARE AND ACCELERATE TREATMENT DECISIONS.

The US Oncology Cancer Center model integrates essential aspects of diagnosis and treatment in a single, convenient environment that optimizes care, patient flow, decision-making and staffing efficiency. Case management is streamlined and communications are improved because medical, clinical, pharmacy and administrative staffs work together in one location. Treatment insights are shared immediately and protocols are quickly adjusted. Patients benefit from coordinated care provided in an integrated environment, while caregivers realize a higher level of satisfaction.



No organization has more experience in cancer center development than US Oncology.

Offer the latest technology

and improve practice economics with an all-inclusive set of cancer center services.

> **"Working in the multidisciplinary cancer center environment enables an increased ability to coordinate care among the various disciplines. This collaborative effort leads to efficient care and is a great benefit to patients, as all diagnostic and treatment services are available in one convenient location."**
>
> **Warren McGuire, M.D.**
> ***Radiation Oncologist***
> ***Minnesota Oncology Hematology***
> ***Maplewood, MN***

PARTNER WITH A NATIONAL LEADER AND PROVIDE A FULL CONTINUUM OF CARE.

No organization has more experience in cancer center development than US Oncology. We have collaborated with practices across the U.S. to develop 77 comprehensive centers – positioning us as the nation's cancer center leader. We stand ready to do the same for you. As a result, you will be able to:

- Advance patient care and accelerate treatment decisions – by integrating essential aspects of cancer diagnosis and treatment in a single convenient facility.
- Draw upon complete development capabilities and expertise – via services that span from an initial feasibility study to facility construction to ongoing operational support.
- Retain total control of patient care – while US Oncology focuses on management of the facility and technical support services.
- Offer advanced diagnostic and treatment technologies – volume purchasing agreements ensure access to state-of-the-art equipment at favorable terms.
- Access low-cost capital with no personal financial risk – because we provide construction and permanent financing for your cancer center.
- Diversify services while strengthening your economic position – by offering a comprehensive range of cancer care services to your community.
- Participate in leading-edge clinical research – through US Oncology's Cancer Research Services, which are available to qualified practices.

A UNIQUE SET OF SERVICES; A UNITED NATIONWIDE NETWORK.

With US Oncology, you not only collaborate with the leader in cancer center development, but also become part of the nation's largest network of cancer care providers. Today, our network consists of over 850 affiliated physicians providing cancer care in more than 450 sites of services, including 77 cancer centers.

These physicians unite their efforts to provide medical leadership through committee and advisory boards, and to support professional development through participation in national and special interest regional meetings. Equally important, their combined strength ensures that our voices are heard on public policy issues affecting patient care.



Your continuum of care expands, operational efficiency improves and patient and caregiver satisfaction increases.

We work with you to design, build and support a treatment center to be the standard of care in your community.

> **"US Oncology has played a major role in helping us realize our dream of fully integrated, multi-disciplinary outpatient cancer centers. By working together, we can improve the continuity of care. Everyone has the same commitment and conscientiousness because we're part of the same group."**
>
> **Steven Paulson, M.D.**
> ***Chairman and CEO***
> ***Texas Oncology, P.A.***
> ***Dallas, TX***

WE OFFER A COMPLETE RANGE OF PATIENT CARE SERVICES IN A SINGLE, CONVENIENT FACILITY.

The growing demand for cancer care services, unprecedented pharmacology and technology advancements, and the shift to community-based care are creating unprecedented growth in freestanding, outpatient cancer centers.

US Oncology is the nation's leader in cancer center development and management services. Partnering with oncologists across the country, we are helping to ensure that every cancer patient has access to the best possible care, close to home and family.

Through our comprehensive services, you can establish your own freestanding cancer center, integrating all aspects of diagnostic and treatment services into one location. This will enable you to greatly expand the continuum of care for your patients, while improving practice economics.

Our goal is to assist you in making your cancer center the standard of care in your community. By working with you to integrate diagnostic activities, oncology, patient support and administrative services in a single facility, your continuum of care expands, operational efficiency improves, and patient and caregiver satisfaction increases.

Led by your vision, we guide your cancer center development from concept to reality, providing architectural design, construction and ongoing operational support. In addition, we assume all the financial risk of development.

Best of all, you work with the company that has built and managed more cancer centers than any other single organization – US Oncology – and your services are reinforced by the nation's largest oncology network.

US ONCOLOGY

Cancer Center Services



US Oncology

16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(866) 601-9053
E-mail: development@usoncology.com
Web site: www.usoncology.com


PHARMACY

US Oncology – the nation's leading cancer care network – works with you to design, implement, staff and manage a total pharmacy solution.

Everyone benefits from a strongly united oncology network.

US Oncology's communications network provides online access to a premier network of oncologists, oncology nurses, clinical support staff and practice administration.

THE POWER OF A NETWORK OF PEERS.

Every member of the practice – physicians, nurses, administration – benefits from partnering with US Oncology for pharmaceutical services.

- Physicians are able to provide their nurses with essential support services and are assured that pharmacy services are of the highest quality, thus contributing to the best possible patient outcomes.
- Oncology nurses have access to a new resource enabling them to devote more of their valuable time to direct patient care and support, rather than managing inventories and mixing drugs.
- Administrative staff realizes practice cost efficiencies created by national drug purchasing power, and access to management tools and reports designed to meet their needs.

Through network-wide committees, meetings, and online communications, you can collaborate with your network peers to exchange best practices, discuss treatment options, share research, address public policy issues, and otherwise benefit from a strongly united oncology network.

PUT THE US ONCOLOGY NETWORK TO WORK FOR YOU.

US Oncology is the leading provider of community-based cancer services to oncology practices across the United States. We advance the provision of world-class, community-based cancer care through three core services: Oncology Pharmaceutical Services, Cancer Research Services and Cancer Center Services.

To receive detailed information about any US Oncology service or to meet with a US Oncology representative, contact us at (866) 601-9053, or e-mail us at development@usoncology.com, or visit our Web site at www.usoncology.com.

GAIN ACCESS TO NEW MOLECULES.

With Oncology Pharmaceutical Services as a foundation, you also may be able to take advantage of US Oncology's Cancer Research Services – the largest integrated cancer research platform in the country. We partner with leading pharmaceutical and biotechnology companies to accelerate the availability of new molecules via Phase I-to-Phase IV clinical trials. Last year alone, nearly 4,000 patients participated in over 90 trials involving new investigational drugs in the US Oncology network.

If you qualify to join our research network, you can participate in state-of-the-art drug development, while providing your patients with access to new compounds. And you do so through a program that is economically viable and operationally efficient.


THE FOUNDATION FOR PARTICIPATION IN CLINICAL RESEARCH



Nearly 4,000 patients participated in our nationwide trials last year alone – over 50 percent involving new investigational drugs.

US Oncology supports the highest levels of quality throughout your practice.

"Having on-site pharmacy services gives me more time to spend with my patients while they are in the office and more time for follow-up and support activities during their treatment."

Jill Tuten, R.N., O.C.N.
Cancer Centers of the Carolinas
Greenville, SC

ENSURE A HIGH-QUALITY DRUG PRODUCT FOR YOUR PATIENT.

US Oncology supports the highest levels of quality, not only in the delivery of pharmaceutical services, but also in ways that support quality throughout your practice. In collaboration with you, our Quality Assurance program supports your practice's infusion operations by providing:

- IV admixture competency training for all personnel involved in preparation and dispensing of drugs
- Annual skill validation and certification of pharmacists and technicians
- Online access to a comprehensive drug information database
- Training on prevention, reporting and causes of medication errors
- End-product testing and randomized samplings of admixtures to ensure sterility and validate drug concentrations
- Review of medication orders to ensure appropriate dosing, and to prevent drug and allergic interactions
- Maintenance and review of patient drug profiles to ensure appropriateness of care

In addition, we support the quality of patient care by:

- Freeing up scarce oncology nurses to spend valuable time on direct patient care, as well as patient support and follow-up
- Working with nurses to ensure accuracy of dosage and eliminate medical errors
- Providing your administrative staff with management reports that reconcile "drug used" to "drug billed," promoting operational effectiveness

EASE STAFFING CHALLENGES AND OPERATIONAL COMPLEXITIES.

In partnership with you, US Oncology manages all aspects of on-site pharmacy provision, including recruiting and training staff. We begin by developing a staffing model that meets your practice's specific needs. For example, you may want to involve your existing pharmacist or develop an in-house retail pharmacy.

To ensure the quality of your pharmacy and admixture staff, we provide competency training and enforce strict error prevention guidelines. In addition, you benefit from on-site clinical consultation through a pharmacist who is available to answer all drug-related questions. We even offer relief staffing to ensure your pharmacy services remain uninterrupted during vacations and other staff absences.

ELIMINATE THE HIDDEN COST OF DRUGS.

Hidden drug costs can comprise 10 percent or more of total drug expense.


Inventory Carrying Cost 1%
Uncompensated Drug Treatments* 2%
Drug Waste 3%
Lost Charges 4%

****Includes denials for off-label drug use and uncompensated drug treatments.***

US Oncology enables you to leverage network-buying power to improve practice performance.

Partner with an organization that focuses exclusively on efficient drug management, and has extensive expertise in providing pharmaceutical and admixture services in community-based oncology practices.

REDUCE YOUR DRUG ACQUISITION COSTS.

US Oncology provides you with tools that allow you to accurately charge drugs to the appropriate payor and ensure appropriate reimbursement. We furnish a detailed daily listing of dispensed drugs and work with your nursing and business office staff to ensure accurate charge capture.

We also implement an extensive set of management and process tools that:

- Minimize off-label denials.
- Enable verification of complete charge capture.
- Help obtain replacement drugs for indigent patients from vendors.
- Improve overall billing processes to reduce lost charges.
- Decrease your losses due to uncompensated treatments.
- Eliminate inventory carrying costs.

In addition, we assume the costs of drug inventory while providing on-site admixture services. Your carrying costs for drugs are eliminated; your drug costs involve only doses that are mixed. Your costs for spoilage and waste disappear. As a result, your drug costs can be reduced – often dramatically. Furthermore, we benchmark your drug use on an ongoing basis to reveal new opportunities for greater cost reduction and efficiency.

INCREASE YOUR DRUG PURCHASING LEVERAGE.

US Oncology allows you to leverage the buying power of the country's largest oncology network to purchase drugs at or below the best market rates. We assume all the expenses and responsibilities of drug procurement, negotiating and contracting directly with manufacturers for the best available prices. Equally key, we provide continual analysis and reporting of your drug pricing, establishing a platform for continuous improvement.

A complete portfolio of oncology pharmaceutical management services.

With capabilities beyond a large-scale drug purchasing organization, US Oncology is your single source for pharmaceutical management services:

- ☐ **Contracting and procurement of oncology drugs, supportive care drugs and medical supplies at or below the best market rates**
- ☐ **Complete IV admixture services provided by trained, registered pharmacists and technicians**
- ☐ **Pay only for doses dispensed**
- ☐ **Recruitment, training, and ongoing staffing of on-site pharmacy personnel, including registered pharmacists and/or technicians**
- ☐ **Drug inventory management - ordering, inventory, waste management**
- ☐ **Experienced pharmacy operation management**
- ☐ **On-site retail pharmacy at major sites - providing convenient patient access to hard-to-fill prescriptions**
- ☐ **Pharmaceutical cognitive services, including 24x7 access to an online pharmacy information system**
- ☐ **Full suite of management tools ensuring charge capture, reporting, financial metrics and quality control**
- ☐ **Charge master updates provided monthly to ensure up-to-date pharmaceutical fee schedules**
- ☐ **Participation in national Pharmacy & Therapeutics Committee - a forum for providing input on new and existing therapies and sharing "best practices" with other network members**

Reduce drug costs while freeing up scarce nursing resources for direct patient care.

"I view the admixture program as an essential component of our practice's clinical support team. At a time of serious shortage of trained oncology nurses, we have freed up valuable nursing time for patient care."

Paulette Owens, R.N.
Practice Administrator, Mamie McFaddin Ward Cancer Treatment Center at CHRISTUS St. Elizabeth Hospital Beaumont, TX

SIMPLIFY DRUG MANAGEMENT, WHILE REDUCING COSTS.

By outsourcing pharmaceutical services to US Oncology, you and your nursing staff can focus on patient care, without having to negotiate drug prices, control drug inventory and manage drug waste. We assume all those responsibilities – and others. As a result, you can:

- Reduce your drug costs – by reducing waste, paying only for dispensed drug doses, and implementing drug management and reporting tools that ensure drugs are accurately reimbursed or replaced.
- Allow nurses to spend more time on direct patient care and support.
- Leverage the power of network purchasing – through large-scale procurement at or below the best market rates by leveraging the buying power of the world's largest integrated oncology network.
- Eliminate pharmaceutical staffing challenges and operational complexities – by outsourcing recruitment, training and on-site pharmacy operation to US Oncology.
- Ensure a high quality drug product for your patients – through US Oncology's IV admixture service and comprehensive Quality Assurance program.
- Gain pre-FDA access to investigational molecules – via US Oncology's Cancer Research Services, which are available to qualified practices.
- Benefit from a range of additional services – including representation on a national Pharmacy & Therapeutics Committee, a 24x7 online pharmacy information system, and management reports designed to provide you, your nursing and business office staff with essential reports and management information.

world-class cancer care through three core services:

- Oncology Pharmaceutical Services
- Cancer Research Services
- Cancer Center Services

Through your pharmaceutical management agreement, you have access to investigational studies through our cancer research program. You also become a member of US Oncology's cancer care network – the nation's largest network of community-based cancer care physicians. This includes the opportunity to provide medical leadership to the network's committees, participate in CME events and informational meetings, and interact with oncology professionals through our comprehensive Web site. In addition, to ensure that patients have access to community-based cancer care, US Oncology enables its affiliated caregivers to have an active role with key decision-makers in public policy initiatives.



We acquire almost a billion dollars in oncology drugs on behalf of more than 850 cancer physicians in over 450 practice locations nationwide.

Your pharmaceutical services are supported by the resources of the nation's largest oncology network.

"US Oncology has helped us get much better control of our drug costs. We have all but eliminated lost charges and drug waste. The economic impact on the practice has been tremendous."

John Mattern, D.O.
Medical Oncologist
Virginia Oncology Associates
Newport News, VA

GAIN OPERATIONAL AND COST EFFICIENCIES WITH A COMPREHENSIVE PHARMACEUTICAL SOLUTION.

Pharmaceuticals are the single largest cost in oncology practices today, requiring focus and dedication to manage this ever-escalating expense. It requires looking beyond the acquisition cost for hidden costs, which include drug waste and spoilage, lost charges and uncompensated treatments involving off-label and indigent drugs, and external threats, such as the potential impact of drug reimbursement reform.

US Oncology – the nation's leading oncology pharmacy management network – can help you gain control of all pharmaceutical costs, while increasing the efficiency of your practice and positioning you for tomorrow's reimbursement challenges.

Our Oncology Pharmaceutical Services provide a comprehensive solution that encompasses everything from drug purchasing and pharmacy admixture operation to staffing, charge capture and management reporting.

Drawing on our expertise, you can partner with an organization of unrivaled experience and scope in the delivery of oncology pharmaceuticals at the practice level. Each year, we acquire almost a billion dollars in oncology drugs on behalf of more than 850 cancer physicians in over 450 practice locations nationwide.

Working under the direction of you and your practice team, we will design, implement, staff, and manage a total pharmacy solution that meets the distinct needs of your practice. Equally key, your pharmacy services will be supported by the purchasing power of the nation's largest oncology network.

JOIN THE NATION'S LARGEST NETWORK OF CANCER CARE PROVIDERS.

For almost a decade, US Oncology has been helping physicians deliver

US ONCOLOGY

Oncology Pharmaceutical Services



US ONCOLOGY

2001 Financial Review

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Table of Contents

A Message from Dale Ross and Dr. Lloyd Everson	1
2001 Financial Highlights	6
Selected Financial Data	7
Management's Discussion and Analysis of Financial Condition and Results of Operations	8
Index to Consolidated Financial Statements	29
Report of Independent Accountants	30
Consolidated Balance Sheet	31
Consolidated Statement of Operations and Comprehensive Income	32
Consolidated Statement of Stockholders' Equity	33
Consolidated Statement of Cash Flows	34
Notes to Consolidated Financial Statements	35
Officers and Directors	62
Corporate Information	63

This shareholder letter and annual report contains forward-looking statements, including statements that include the words "believes," "expects," "anticipates," "intends," " projects," or similar expressions and statements regarding our prospects. All statements other than statements of historical fact included in this shareholder letter and annual report are forward-looking statements. Although the Company believes that the expectations reflected in such statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Matters that could further impact future results and financial condition include conversion of net revenue model agreements to earnings model agreements, reimbursement for healthcare services, particularly reimbursement of chemotherapy agents, government regulation and enforcement, increases in the cost of providing cancer treatment services and the operations of the Company's affiliated physician groups. Please refer to the Company's filings with the Securities and Exchange Commissions, including its Annual Report on Form 10-K for the year 2001, particularly the section entitled "Forward-Looking Statements and Risk Factors," for factors that could cause actual results to differ materially from the Company's expectations.

This page purposely left blank.

To our shareholders, physicians, employees and friends:

The year of 2001 was a year of change for both the country and our company.

The tragic events of September 11 shook the very foundation of our nation and tested the resolve of all Americans. However, our citizens and leaders responded with courage, compassion and strength. The tragedy brought out the best in America. We are more united than ever before, and our faith in freedom and democracy has never been stronger.

While the challenges faced by our company last year could never begin to compare to those experienced by our country, 2001 also was a defining year for US Oncology.

We continued to successfully execute on our planned growth strategy, while actively addressing the unique characteristics of the health-care business. During the year, we opened five new cancer centers and eight Positron Emission Tomography (PET) imaging units. We also strengthened our management team and achieved our financial objectives, significantly improving our cash flow and operating metrics.

Remaining strategically focused on our long-term goals, we set the stage for the fundamental transition of our business to a service line growth strategy. Announced in the fall, the new service line structure emphasizes our core competencies and positions us for our next stage of growth. The structure extends the US Oncology model of integrated community-based cancer care to more physicians and patients than ever before.

Successfully Executing Operational and Financial Initiatives

Today, US Oncology is the nation's largest health-care network dedicated exclusively to cancer care – a $1.9 billion (net patient revenue) national leader in a cancer care services market in which annual expenditures are expected to surpass $60 billion this year alone.

With over 450 sites of service in 27 states, our network of more than 850 affiliated physicians and 8,000 employees has never been stronger. This is due, in part, to the successful execution of multiple strategic initiatives in 2001, including increasing the percentage of revenue coming from practices operating under the earnings model.

We started the year with an aggressive agenda: to transition our affiliated practices operating under a revenue model to an earnings model. We have made significant progress in this area. To date, 63 percent of our revenue is derived from earnings model practices, up from 41 percent at the end of 2000.

We also achieved success with our second initiative: to enhance the basic execution of our business. We instituted dramatic improvements in billing and collection and cost management. By year-end, our operational excellence was evident through a number of outstanding metrics:

- Corporate overhead was lowered as a percentage of revenue from 4.1 percent in 2000 to 3.2 percent in 2001, aided by departmental consolidation and the elimination of non-strategic business initiatives.
- Days sales outstanding (DSOs) were reduced to 50 days from 67.
- Outstanding debt was reduced by approximately $150 million.
- Operating cash flow for 2001 reached $216 million, up from $117 million in 2000.

Outstanding Financial Performance

Our financial performance continued to be solid:

- 2001 net patient revenue was $1,935 million, while the Company's 2001 revenue (net patient revenue less amounts retained by physicians) was $1,505 million, a 13.7 percent increase from $1,324 million in 2000.
- Net income, excluding unusual charges, increased 4.9 percent to $50 million, or $0.50 per diluted share, compared with $47.6 million, or $0.47 per diluted share, in 2000.
- Our cash flow and balance sheet remained strong. Our debt to EBITDA ratio, excluding unusual charges, improved from 1.82 in 2000 to .99 in 2001.
- We strengthened our competitive advantage in 2001 by investing $87.7 million in capital expenditures.

The New US Oncology Service Line Growth Strategy

As today's health-care market confronts constant change, affiliation through the purchase of practice assets and payment to enter service agreements no longer provides the ideal vehicle for growth. Oncology practices are seeking relationships designed to reduce costs and achieve economies-of-scale, while retaining their individual autonomy.

Therefore, last fall, we announced a compelling new service line strategy built upon the strength of our three core competencies: Oncology Pharmaceutical Services, Cancer Center Services and Cancer Research Services.

Through the service line structure, oncologists can access our proven capabilities, without US Oncology incurring capital costs associated with an acquisition-driven model. Unlike the acquisition-focused model, no financial consideration is paid to physicians to join the network. This enables our affiliated physicians to pay for the services they desire and to have a much clearer understanding of each facet of our business and its corresponding value to their practices.

The service line structure encompasses US Oncology's three core services:

- Oncology Pharmaceutical Services – with $780 million in pharmaceutical purchases each year on behalf of our affiliated physicians, US Oncology is one of the largest providers for oncology pharmaceutical management services in the United States. Leveraging a market demand estimated at $6 billion, this service line has only begun to deliver on its growth potential.
- Cancer Center Services – which includes both development and operation, achieved net patient revenue of $280 million in 2001, within a market estimated at $2 billion. We are the country's leader in this area, with 77 cancer centers and 12 Positron Emission Tomography (PET) imaging units nationwide.
- Cancer Research Services – with $30 million in revenue in 2001, this division represents our greatest weapon in the war on cancer. Last year, we accrued nearly 4,000 patients – more than ever before – to almost 100 clinical trials conducted with leading pharmaceutical and biotech firms. To date, we have completed more than 200 studies and have played an instrumental role in the Food and Drug Administration (FDA) approval of nine anticancer drugs.

Enhancing Return on Invested Capital

Through the service line structure, US Oncology is poised to benefit from a growth approach that is much less capital intensive than the physician practice management (PPM) model, in which we purchased practice assets and paid physicians to enter into service agreements. We can now establish practice affiliations without those financial burdens.

As we expand in this less capital-intensive manner, our investment opportunities will increase, allowing us to focus on introducing new technologies and therapies within a comprehensive local delivery system. Equally important, we can now offer integrated cancer services to an expanded physician base, reaching new markets and growing existing sites in an accelerated fashion.

Today, our network provides care for approximately 15 percent of all newly diagnosed U.S. cancer patients – more than any other single medical enterprise in America. Our new service line structure will better position us to offer our services to the remaining 85 percent of the market, applying our expertise to the entire delivery system.

Implementation of the service line structure will continue throughout the entire year of 2002, due to the long lead time required to negotiate new contracts and to allow for the conversion of existing practices. While the company expects the results of renewed business development efforts to provide a solid platform for fiscal year 2003, those activities are expected to have limited impact in 2002.

Increasing Control for Physicians

The service line model also delivers great value to physicians. Oncologists can enter into a US Oncology relationship in a focused fashion, while retaining ownership of their practices. Each practice can utilize our services to meet its specific needs, expanding and diversifying the level of care provided to the community. In addition, physicians are able to share insights and best practices with peers through exclusive national and special interest conferences, and through an online communications center.

The response to our new growth strategy has been positive. In 2002, we will continue to focus on the implementation of this pivotal initiative – delivering value to a greater number of practices, while strengthening the presence of our national network.

All affiliated practices have the opportunity to move to the service line structure. A number of practices have already expressed interest while others have indicated a preference for continuing to receive our full range of practice management services. Those who remain on the PPM model will continue to receive the same high-quality service and support to which they are accustomed.

Expanding the Depth and Breadth of Our Management Team

During the year, we established focused leadership in each service line, clearly defining boundaries of accountability and responsibility. Never before in the history of US Oncology have we had a stronger, more focused senior leadership team.

In 2001, William Herman joined as Vice President of Cancer Center Services. Michael Louviere continued in his role as Vice President of Oncology Pharmaceutical Services, and Dr. Atul Dhir remained President of the Cancer Information and Research Group. In addition, Robert Jordan was named Vice President of Human Resources – a vital area that is becoming increasingly important in light of ongoing medical personnel shortages.

Equally key, our new Vice President of Business Development, Michael Hurley, is leading a revitalized business development group with a regional focus. By placing dedicated sales resources in each region of the country, we will significantly increase our presence in key markets.

Maintaining a Strong Voice on Behalf of Patients

While there has never been a more promising period in the history of cancer care, this potential comes with a price, including the widespread pressure to reduce health-care costs. One of US Oncology's most vital obligations is to ensure that financial pressures placed upon the delivery system do not impact a patient's ability to access quality cancer care – nor an oncologist's ability to provide it.

Therefore, we maintain a strong supportive role in patient advocacy, outreach, and public policy initiatives, helping to educate lawmakers, regulators, and other parties about the resources required to safely deliver high-quality, cost-effective cancer care services. We are actively engaged in seeking permanent balanced Medicare reimbursement reform for cancer services. This proposed reform offsets a more accurate drug-cost structure with a correction in the historic underpayment of practice expenses.

In 2001, we helped advance a number of additional initiatives, including greater recognition of the critical role of oncology nurses, and provided support to several groups and programs, including the Alliance to Strengthen Cancer Care Access and the Life Beyond Cancer program.

With four out of five cancer patients now being treated in community settings, the need to ensure access to community-based patient care and support services has never been greater. It is imperative that we work to encourage the appropriate levels of funding. This is not only vital for today's patients and families, but for all of us, because no life will remain untouched by this devastating disease.

A Stable Platform for Extensive Growth

During the past two years, US Oncology's strategic focus has been the integration of two separate companies – Physician Reliance Network and American Oncology Resources – into a single, united force led by a highly skilled management team. We have achieved that objective. Today, no company is better positioned to meet the challenges of cancer care than US Oncology. No one medical enterprise is more able to meet the clinical research demands emerging from the proliferation of promising new molecules, therapies and technologies.

Nor is any one organization more capable of addressing the corresponding requirements of delivering specialized services in local communities across the country.

In under a decade, we have become a highly respected $1.9 billion (net patient revenue) market leader, demonstrating a state-of-the-art cancer delivery system that is effective and financially viable. A strong operating infrastructure and a renewed sense of physician engagement are other key elements of our platform for growth.

Our pharmaceutical, cancer center and research services are market leaders. Our regulatory compliance program and patient-advocacy initiatives represent a vivid demonstration of our commitment to corporate citizenship and patient care.

Today, 80 percent of all cancer care and more than 60 percent of all clinical-trial research takes place in community-based settings. As our country confronts a rise in cancer incidence due to aging baby boomers, US Oncology's services are more valuable than ever. We remain committed to our long-standing mission: to increase access to and advance the delivery of high-quality cancer care in America.

We are truly excited about the promise of what lies ahead. We thank all US Oncology shareholders, affiliated physicians, patients, employees, and partners who have consistently provided support. As we face 2002, we build the foundation for our next generation of growth, certain that the company we know today is providing a solid foundation for the remarkable force we expect to become tomorrow.

Sincerely,

R. Dale Ross
Chairman and Chief Executive Officer

Lloyd K. Everson, M.D.
Vice Chairman

2001 Financial Highlights

Scope of Network

	2001	2000	1999
States	27	27	27
Affiliated physicians	868	869	806
Cancer centers	77	72	60
PET units	12	4	1
Research accruals	3,639	3,436	3,062

Income Statement Summary

Year ended Dec. 31,

(in thousands, except per share data)	2001[1]	2000[2]	1999[3]
Revenue	$1,505,024	$1,324,154	$1,092,941
EBITDA	175,012	178,745	182,327
Net Income	49,955	47,608	59,354
EPS	.50	.47	.58
Average Shares Outstanding (diluted)	100,319	100,589	101,635

(1) Excludes $5.9 million in restructuring costs. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Excludes $10.2 million bad-debt expense, $201.8 million in impairment, restructuring and other charges and a $27.6 million gain on investment in common stock. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Excludes $29.0 million in merger, restructuring and integration costs and $14.4 million gain on investment in common stock. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Revenue
($ in thousands)


$1,500
$1,250
$1,000
$750
$500
$250
$0
$1,092.9
$1,324.2
$1,505.0
1999(1)
2000(2)
2001(3)

EBITDA
($ in thousands)


$200.0
$150.0
$100.0
$50.0
$0
$182.3
$178.7
$175.0
1999(1)
2000(2)
2001(3)

Net Income
($ in thousands)


$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0
$59.4
$47.6
$50.0
1999(1)
2000(2)
2001(3)

Earnings per Share


$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0
$0.58
$0.47
$0.50
1999(1)
2000(2)
2001(3)

(1) Excludes $5.9 million in restructuring costs. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Excludes $10.2 million bad-debt expense, $201.8 million in impairment, restructuring and other charges and a $27.6 million gain on investment in common stock. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Excludes $29.0 million in merger, restructuring and integration costs and $14.4 million gain on investment in common stock. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Financial Data

The selected consolidated financial information set forth below is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this report.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$1,505,024	$1,324,154	$1,092,941	$836,596	$625,413
Operating expenses:					
Pharmaceuticals and supplies	780,072	651,214	521,087	357,766	250,425
Field compensation and benefits	322,473	277,962	215,402	172,298	143,210
Other field costs	179,479	161,510	134,635	107,671	87,232
General and administrative	47,988	54,723	39,490	38,325	31,809
Bad debt expense	-	10,198	-	-	37,841
Impairment, restructuring and other charges	5,868	201,846	29,014	-	-
Depreciation and amortization	71,929	75,148	65,072	48,463	35,194
	1,407,809	1,432,601	1,004,700	724,523	585,711
Income (loss) from operations	97,215	(108,447)	88,241	112,073	39,702
Interest income (expense), net	(22,511)	(26,809)	(22,288)	(15,908)	(12,474)
Gain on investment in common stock (unrealized in 1999)	-	27,566	14,431	-	-
Income (loss) before income taxes	74,704	(107,690)	80,384	96,165	27,228
Income tax provision (benefit)	28,388	(35,047)	32,229	36,184	11,593
Net income (loss)	$46,316	$(72,643)	$48,155	$59,981	$15,635
Net income (loss) per share – basic	$0.46	$(0.72)	$0.48	$0.61	$0.17
Shares used in per share computation – basic	100,063	100,589	100,183	97,647	93,168
Net income (loss) per share – diluted	$0.46	$(0.72)	$0.47	$0.60	$0.16
Shares used in per share computations – diluted	100,319	100,589	101,635	99,995	97,198

	December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 110,741	$ 194,484	$ 280,793	$ 178,262	$ 121,221
Service agreement, net	379,249	398,397	537,130	467,214	431,068
Total assets	1,092,962	1,197,467	1,298,477	1,033,528	883,430
Long-term debt, excluding current maturities	128,826	300,213	360,191	234,474	189,377
Stockholders' equity	676,768	624,338	707,164	629,798	554,298

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion should be read in conjunction with the financial statements, related notes and other financial information appearing elsewhere in this report. In addition, see "Forward-Looking Statements and Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

General

We provide comprehensive services in the oncology field, with the mission of expanding access to and improving the quality of cancer care in local communities and advancing the delivery of care. We offer the following services:

- Purchase and manage the inventory of cancer related drugs for affiliated practices. Annually, we are responsible for purchasing, delivering and managing more than $700 million of pharmaceuticals through a network of more than 400 admixture sites, 31 licensed pharmacies, 51 pharmacists and 180 pharmacy technicians.
- Construct and manage freestanding cancer centers that provide treatment areas and equipment for medical oncology, radiation therapy and diagnostic radiology. We operate 77 integrated community-based cancer centers and manage over one million square feet of medical office space.
- Expand diagnostic capabilities of practices through installation and management of PET technology, typically in a cancer center setting. We have installed and continue to manage 12 PET units, as well as 59 Computerized Axial Tomography (CT) units.
- Coordinate and manage cancer drug research trials for pharmaceutical and biotechnology companies. We currently manage 98 clinical trials, with accruals of more than 3,500 patients during 2001, supported by our network of over 650 physicians in more than 330 research locations.

Our network provides these services to oncology practices comprising over 450 sites, with over 8,000 employees and 868 physicians. We are not a provider of medical services, but we provide comprehensive services to oncology practices, including management and capital resources, data management, accounting, compliance and other administrative services. The affiliated practices offer comprehensive and coordinated medical services to cancer patients, integrating the specialties of medical and gynecologic oncology, hematology, radiation oncology, diagnostic radiology and blood and marrow stem cell transplantation.

Our revenue consists primarily of service fees paid by the oncology practices. We and our affiliated practices have entered into long-term agreements under which we provide services, and the practices pay a fee and reimburse us for all practice costs. Under some agreements, the fees are based on practice earnings before income taxes (known as the "earnings model"). In others, the fee consists of a fixed fee, a percentage fee (in most states) of the practice's net revenues and, if certain performance criteria are met, a performance fee (known as the "net revenue model"). Where our service agreements follow the net revenue model, the practice is entitled to retain a fixed portion of net revenue before any service fee (other than practice operating costs) is paid to us.

Conversion to Earnings Model

We believe that the earnings model properly aligns practice priorities with respect to appropriate business operations and cost control, with us and the practice sharing proportionately in practice profitability, while the net revenue model results in us disproportionately bearing the impact of increases or declines in operating margins. For this reason, we have, during 2001, been negotiating with practices under the net revenue model to convert to the earnings model. Since the beginning of 2001 and through March 11, 2002, fourteen practices accounting for 21.7% of our affiliated practices' total net patient revenue in 2001 have converted to the earnings model. In addition, we continue to sever our non-strategic practice relationships. During 2001, we negotiated separations with four such practices comprising 21 physicians and accounting for 3.5% of 2000 net patient revenue. 60% of our revenue in 2001 is attributable to practices on the earnings model as of December 31, 2001.

Implementation of Service Line Structure

On October 1, 2001, we commenced a strategy to focus our operations on three core service lines: oncology pharmaceutical management, outpatient cancer center operations, and cancer research and development services. We have begun marketing these core services outside our network through a non-PPM (physician practice management) model. All of our affiliated practices are being afforded the opportunity to terminate their existing service agreements and enter into new arrangements under the service line structure. We cannot assure you as to how many practices will take this opportunity and we currently expect that a large percentage of existing affiliated practices will remain on the PPM model for the foreseeable future. As practices transition to this service line structure, we would expect the financial impact to be a reduction in debt, restructuring and reorganization costs, mostly non-cash related, and a reduction in our earnings related to those practices. We do not think that all of our practices will transition to the service line structure in the near future, but we are unable to accurately predict which practices will transition or when they will do so. Thus, we are unable to more accurately predict the financial impact of this transition until practices agree to change structures. For those practices that remain on the PPM model, we will continue to negotiate with "net revenue model" practices to move to the "earnings model," and otherwise to manage those practices pursuant to existing agreements.

We believe that our PPM business has advanced cancer care by aggregating the nation's largest network of premier oncologists, who care for 15% of the nation's new cancer cases annually. Today, our network provides access to advanced cancer therapeutics, diagnostic technologies and the nation's largest integrated cancer research platform. Our initiatives over the last 18 months have resulted in an improved capital structure and operating platform for this business. However, growing the PPM business model relies on significant and recurring capital investments in intangible assets, resulting in a high cost of capital and limiting our return on assets. We believe that the service line structure affords us the opportunity to continue participating in the growth of the oncology industry by unlocking the value of our core competencies with significantly reduced and better-focused capital needs. In addition, we believe that our affiliated practices will benefit from adoption of the service line structure: physician compensation would increase, management control would return to the local practices and the affiliated practices would receive the benefits of our core services. We will support network physicians and their practices throughout the transition process and continue building on long-term relationships by providing and expanding the high quality services that physicians have become accustomed to as part of our network. We believe the service line structure, because it does not have the constraints of the PPM model, creates an opportunity for higher growth for both us and our network of affiliated practices.

With an expanded market and proven services, we expect to continue to grow our network of premier oncologists. Network physicians can offer their patients continued access to high quality cancer care in a convenient, cost-effective, community-based, outpatient setting. However, we do expect to incur substantial costs in connection with the development of our service line structure, including marketing and sales costs and infrastructure expenditures.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to service agreements, accounts receivable, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The introduction of a new business model, the service line structure, and the coincident stress it is placing on our network, represent changes in our business and may make our historical experiences less informative in making future estimates. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Please refer to the notes in our consolidated financial statements, particularly Note 1, for a more detailed discussion of such policies.

Our consolidated financial statements include the results of US Oncology, Inc. and its wholly owned subsidiaries. We do not include the results of our affiliated practices (and the amounts they retain for physician compensation), since we have determined that our relationships with the practices under our service agreements do not warrant consolidation under the applicable accounting rules. However, we do include all practice expenses (other than physician compensation) in our financial statements, since we are legally obligated for these costs under our service agreements. This policy means that trends in, and effects of, the compensation levels of our physicians are not readily apparent from our statements of operations and comprehensive income. However, as our discussion regarding conversions from the net revenue model emphasizes, the relationship between net patient revenue and our revenue is important in understanding our business. For this reason we include information regarding net patient revenue and amounts retained by physicians in this report and in the notes to our consolidated financial statements.

We record net patient revenue for services to patients at the time those services are rendered, based upon established or negotiated charges, reduced by management's judgment as to allowances for accounts that may be uncollectible. When final settlements of the charges are determined, we report adjustments for any differences between actual amounts received and our estimated adjustments and allowances. These adjustments can result in decreased net patient revenues due to a number of factors, such as a deterioration in the financial condition of payors or patients which decreases their ability to pay.

We calculate our revenue by reducing net patient revenue by the amount retained by the practices, primarily for physician compensation. We recognize service fees as revenue when the fees are earned and deemed realizable based upon our agreements with the practices, taking into account the priority of payments for amounts retained by revenue model practices.

To the extent we are legally permitted to do so, we purchase from our affiliated practices the accounts receivable those practices generate by treating patients. We purchase the accounts for their net realizable value, which in management's judgment is our estimate of the amount that we can collect, taking into account contractual agreements that would reduce the amount payable and allowances for accounts that may otherwise be uncollectible. If we determine that accounts are uncollectible after we have purchased them from a practice, our contracts require that practice to reimburse us for the additional uncollectible amount. However, such a reimbursement to us would also reduce the practice's revenue for the applicable period, since we base net patient revenue on the same estimates we use to determine the purchase price for accounts receivable. Such a reduction would reduce physician compensation and, because our management fees are partly based upon practice revenues, would also reduce our future service fees. Typically, the impact of these adjustments on our fees is not significant. However, reimbursement rates relating to health care accounts receivable, particularly governmental receivables, are complex and change frequently, and could in the future adversely impact our ability to collect accounts receivable and the accuracy of our estimates.

Our balance sheet includes intangible assets related to our service agreements, which reflect our costs of purchasing the rights to manage our affiliated practices. From time to time, we review the carrying value of our service agreements, particularly when changes in circumstances suggest that the amount reflected on our balance sheet may not be recoverable. In this review, we deem the amount of a service agreement asset to be unrecoverable if we anticipate that the undiscounted cash flows from the relevant service agreement over its remaining life will be less than the amount on the balance sheet. If in management's judgment the carrying value of a service agreement is not recoverable, we reduce the value of that asset on our books to equal our estimate of discounted future cash flows from that service agreement. In estimating future cash flows, management considers past performance as well as known trends that are likely to affect future performance. As disclosed in "Forward Looking Statements and Risk Factors," there are a number of factors we cannot accurately predict that could impact practice performance and which could cause our assessment of cash flows to be incorrect. In addition, we have to make judgments about the timing and amounts at those reductions, which are known as impairment charges, and those reductions also reduce our income. Our results for 2000 reflected an impairment charge of $138.1 million resulting from such a determination regarding certain of our service agreements.

In the same fashion, when we determine termination of a service agreement is likely, we reduce the carrying value of certain assets related to that service agreement to reflect our judgment of reductions in the value of those assets, taking into account amounts we anticipate recovering in connection with that termination as part of our estimation of future cash flows to be realized from the related assets. Amounts we may deem recoverable in connection with a termination include estimates of amounts a practice will pay us to buy back its operating assets and working capital and, in some cases, may include liquidated damages or termination fees. Because contract terminations are negotiated transactions, we may not always estimate these amounts correctly. We do not have the right to unilaterally terminate our service agreements without cause, and we will not terminate an agreement (absent cause) unless we are able to negotiate an acceptable settlement of the agreement. Sometimes we may change our determination as to whether or not we are likely to terminate an agreement due to changes in circumstances. We periodically assess those agreements we have determined are likely to be terminated to verify that such termination is still likely. In addition, at the time an agreement is terminated we recognize a charge, if necessary, to eliminate any remaining carrying value for that agreement and certain related assets from our balance sheet. During 2001, we changed our initial assessment as to three of the agreements that we had previously determined were likely to be terminated and revised some of our estimates with respect to those agreements because the affiliated practices instead decided to convert to the earnings model. We also made additional reductions in the carrying amount of assets related to other service agreements, which we now believe are likely to be terminated. In addition, we recovered more from some service agreement terminations than we had predicted in our impairment analysis, resulting in a benefit to us in the fourth quarter of 2001. The net effect of these adjustments was immaterial in the fourth quarter of 2001. See Note 11 to the financial statements included in this report.

In connection with our introduction of the service line structure, we have announced the repositioning of our management structure to operate under distinct service lines. Financial and operations management and reporting will be conducted prospectively according to the separate service lines, even for existing affiliate practices under the PPM model. For this reason, and to better inform investors regarding our business and the status of service line implementation, we intend to commence segment reporting according to service lines in the first quarter of 2002.

From time to time, the Financial Accounting Standards Board, the Securities and Exchange Commission and other regulatory bodies seek to change accounting rules, including rules applicable to our business and financial statements. For example, during 1998, the Securities and Exchange Commission mandated that we change our amortization period for service agreement assets from 40 years to 25 years. In that case, the accounting change was implemented prospectively and did not require a restatement of our prior financial statements. However, we cannot assure you that future changes in accounting rules would not require us to make such a restatement.

Currently, there is a tentative conclusion regarding accounting treatment of off-balance sheet financing vehicles. A change in accounting rules relating to off balance sheet financing might require us to change our accounting treatment of our synthetic lease financing. On February 27, 2002, the Financial Standards Accounting Board determined that synthetic lease properties meeting certain criteria would be required to be recognized as assets with a corresponding liability effective January 1, 2003. Our synthetic lease meets these criteria. The determination is not final and is subject to additional rule-making procedures, but assuming the determination becomes a formal accounting pronouncement and we do not alter the arrangement to maintain off-balance sheet treatment under the new rules, we would expect to recognize $72.0 million in additional property and equipment with a corresponding liability on our balance sheet as of January 1, 2003. The possible impact of such a change is discussed below in "Liquidity and Capital Resources."

Results of Operations

We are affiliated with the following number of physicians by specialty:

	December 31,		
	2001	2000	1999
Medical oncology	673	659	625
Radiation oncology	125	122	97
Other	70	88	84
	868	869	806
States	27	27	27

The following table sets forth the sources of the growth in the number of physicians affiliated with us:

	Year Ended December 31,		
	2001	2000	1999
Affiliated physicians, beginning of period	869	806	719
Physician practice affiliations	8	30	41
Recruited physicians	64	72	61
Retiring/other departure	(73)	(39)	(15)
Affiliated physicians, end of period	868	869	806

The following table sets forth the number of cancer centers and positron emission tomography (PET) machines managed by us and the number of the network's clinical research accruals:

	December 31,		
	2001	2000	1999
Cancer centers	77	72	60
PETs	12	4	1
Research accruals	3,639	3,436	3,062

The following table sets forth the percentages of revenue represented by certain items reflected in our Statement of Operations and Comprehensive Income. This information should be read in conjunction with our consolidated financial statements and notes thereto.

	Year Ended December 31,		
	2001	2000	1999
Revenue	100.0%	100.0%	100.0%
Operating expenses:			
Pharmaceuticals and supplies	51.8	49.2	47.7
Field compensation and benefits	21.4	21.0	19.7
Other field costs	11.9	12.2	12.3
General and administrative	3.2	4.1	3.6
Bad debt expense	-	0.8	-
Impairment, restructuring and other charges	0.4	15.2	2.7
Depreciation and amortization	4.8	5.7	6.0
	93.5	108.2	92.0
Income (loss) from operations	6.5	(8.2)	8.0
Interest expense, net	1.5	2.0	2.0
Other (income) expense	-	(2.1)	(1.3)
Income (loss) before income taxes	5.0	(8.1)	7.3
Income tax provision (benefit)	1.9	(2.6)	2.9
Net income (loss)	3.1%	(5.5)%	4.4%

2001 Compared to 2000

Our revenue increased to $1.505 billion, an increase of 13.7%, while our operating margin (which we define as earnings before income taxes, interest, depreciation, amortization, bad debt expense, gain on investment in common stock and impairment, restructuring and other charges as a percentage of revenue) declined from 13.5% in 2000 to 11.6% in 2001, excluding unusual charges of $5.9 million and $201.8 million, respectively, included in impairment, restructuring and other charges, $10.2 million for bad debt expense in 2000, and $27.6 million for gain in investment in common stock in 2000. The factors that contributed to the decrease in operating margins were (i) the continued increase in utilization of more expensive single source drugs, (ii) increase in personnel costs, (iii) practices under the net revenue model not bearing their proportionate share of increased operating costs and (iv) reduction in management fees resulting from conversions to the earnings model and other service agreement modifications and terminations.

Revenue. Revenue increased from $1.324 billion for 2000 to $1.505 billion for 2001, an increase of $180.9 million, or 13.7%. The increase in revenue is attributable to the growth in practices' net patient revenue offset by amounts retained by the practices. The following presents the manner in which our revenue is determined (in thousands):

	Year Ended December 31,	
	2001	2000
Net patient revenue	$1,934,646	$1,718,620
Amounts retained by practices	(429,622)	(394,466)
Revenue	$1,505,024	$1,324,154

Net patient revenue for services to patients by the affiliated practices is recorded when services are rendered based on established or negotiated charges reduced by contractual adjustments and allowances for accounts that may be uncollectible. Differences between estimated contractual adjustments and final settlements are reported in the period when final settlements are determined. Net patient revenue of the practices is reduced by amounts retained by the practices under our service agreements to arrive at our service fee revenue.

During 2001, we agreed to terminate the service agreements with four affiliated practices. We recognized revenue of $60.1 million during 2000 from these service agreements. For practices managed throughout 2001 and 2000, net patient revenue in 2001 increased $242.8 million, or 14.6%, as compared to 2000. Net patient revenue growth was attributable to increases in: (i) anticancer pharmaceuticals usage, (ii) an increase in medical oncology visits and (iii) increased radiation and diagnostic revenue. The total number of network physicians essentially remained flat. The increase in anticancer pharmaceuticals revenue was attributable primarily to a continued increase in utilization of more expensive, lower-margin, principally single-source drugs and a modest increase in medical oncology visits. The increase in radiation and diagnostic revenue was attributable to the opening of five additional cancer centers and eight additional PET centers during 2001 and growth in revenue of 72 cancer centers opened prior to 2001.

Amounts retained by practices increased from $394.5 million for 2000 to $429.6 million for 2001, an increase of $35.2 million, or 8.9%. Adjusting for the disaffiliations mentioned above, amounts retained by the practices increased $43.5 million, or 11.5%, as compared to the previous year. Such increases in amounts retained by practices are directly attributable to the growth in net patient revenue, combined with the increase in profitability of practices.

The following is our revenue attributed to the two principal service fee models—the earnings model and the net revenue model (in thousands):

	Year Ended December 31,			
	2001		2000	
	Revenue	%	Revenue	%
Earnings model	$ 902,190	60.0%	$551,532	41.7%
Net revenue model	583,032	38.7%	745,843	56.3%
Other	19,802	1.3%	26,779	2.0%
	$1,505,024	100.0%	$1,324,154	100.0%

Practices' compensation under the net revenue model is not proportionately impacted by increasing operating costs. As a result, we announced in November 2000 our initiative to convert all net revenue model agreements to earnings model agreements. We believe the earnings model properly aligns practice priorities with proper cost control, with the practice and us sharing proportionately in revenue, operating costs and profitability. As of March 11, 2002, fourteen practices accounting for 21.7% of our affiliated practices' net patient revenue in 2001 had converted from the net revenue model to the earnings model since December 31, 2000. 60.0% of our revenue for 2001 was derived from practices with earnings model service agreements as of December 31, 2001, and 38.7% was derived from practices with net revenue model service agreements as of such date, as compared to 41.7% and 56.3%, respectively, in 2000. Amounts retained by practices decreased from 23.0% of net patient revenue for 2000 to 22.2% for 2001. Such decrease is mainly attributable to a higher percentage of our revenue being derived from earnings model service agreements as a result of conversions of net revenue model agreements to the earnings model and terminations of agreements with net revenue model practices.

In converting practices to the earnings model, we are attempting to move towards a standardized service fee equal to 30% of practice earnings, subject to adjustments. We are also providing certain economic incentives within our service agreements, both in connection with earnings model conversions and otherwise, to meet or exceed predetermined thresholds for return on invested capital. In some cases, the conversions and incentives may represent a reduction in management fees that would have been realizable under the previously existing fee arrangement.

From time to time we may also make concessions to practices or alter service agreements to address specific practice concerns or economic conditions within a given practice, which we believe enhance our relationships with physicians and provide greater stability to our network. We believe that the standardization of our fee arrangements to a consistent earnings model, combined with incentives to enhance return on invested capital, is the model that most appropriately aligns our incentives with those of our network physicians and provides a stable platform for future growth. However, in the short term at least, the impact of these changes in our fee structure may be flat or reduced management fees when compared to fees that would have been achievable under previously existing agreements. As we have previously disclosed and as discussed below, in the event practices currently managed by us under PPM arrangements choose to adopt the service line structure, our fees from those practices would drop significantly and permanently.

Medicare and Medicaid are the practices' largest payors. During 2001, approximately 40% of the practices' net patient revenue was derived from Medicare and Medicaid payments and 37% and 35% was so derived in 2000 and 1999, respectively. This percentage varies among practices. No other single payor accounted for more than 10% of our revenues in 2001, 2000 or 1999.

Pharmaceuticals and Supplies. Pharmaceuticals and supplies expense, which includes drugs, medications and other supplies used by the practices, increased from $651.2 million in 2000 to $780.1 million in 2001, an increase of $128.9 million, or 19.8%. As a percentage of revenue, pharmaceuticals and supplies increased from 49.2% in 2000 to 51.8% in 2001. This increase was primarily due to: (i) a shift in the revenue mix to a higher percentage of revenue from drugs, (ii) increases in acquisition prices of drugs, (iii) a shift to lower margin drugs and (iv) with respect to practices operating under the net revenue model, our disproportionately bearing the impact of increasing operating costs.

We expect that third-party payors, particularly government payors, will continue to negotiate or mandate the reimbursement rate for pharmaceuticals and supplies, with the goal of lowering reimbursement rates, and that such lower reimbursement rates as well as shifts in revenue mix may continue to adversely impact our margins with respect to such items. Current governmental focus on average wholesale price (AWP) as a basis for reimbursement could also lead to a wide-ranging reduction in the way pharmaceuticals are reimbursed by governmental payors. We also continue to believe that single-source drugs, possibly including oral drugs, will continue to be introduced at a rapid pace, thus further impacting margins. In response to this decline in margin relating to certain pharmaceutical agents, we have adopted several strategies. The successful conversion of net revenue model practices to the earnings model will help reduce the impact of the increasing cost of pharmaceuticals and supplies. Likewise, the implementation of the service line structure should have a similar effect. In addition, we have numerous efforts underway to reduce the cost of pharmaceuticals by negotiating discounts for volume purchases and by streamlining processes for efficient ordering and inventory control and are assessing other strategies to address this trend. We also continue to expand our business into areas that are less affected by lower pharmaceutical margins, such as radiation oncology and diagnostic radiology. However, as long as pharmaceuticals continue to become a larger part of our revenue mix as a result of changing usage patterns (rather than growth), we believe that our overall margins will continue to be adversely impacted.

Field Compensation and Benefits. Field compensation and benefits, which include salaries and wages of the operating units' employees, increased from $278.0 million in 2000 to $322.5 million in 2001, an increase of $44.5 million or 16.0%. As a percentage of revenue, field compensation and benefits increased from 21.0% in 2000 to 21.4% in 2001. The increase is attributed to increases in employee compensation rates to address shortages of certain key personnel such as oncology nurses and radiation technicians.

Other Field Costs. Other field costs, which consist of rent, utilities, repairs and maintenance, insurance and other direct field costs, increased from $161.5 million in 2000 to $179.5 million in 2001, an increase of $18.0 million or 11.1%. As a percentage of revenue, other field costs decreased from 12.2% in 2000 to 11.8% in 2001 due to economies of scale.

General and Administrative. General and administrative expenses decreased from $54.7 million in 2000 to $48.0 million in 2001, a decrease of $6.7 million, or 12.3%. As a percentage of revenue, general and administrative costs decreased from 4.1% in 2000 to 3.2% for 2001. We restructured general and administrative departments in December 2000 and March 2001, eliminating approximately 50 positions, closing offices and abandoning information system initiatives, which resulted in restructuring and other charges recorded in the fourth quarter of 2000 and first quarter of 2001 (see Impairment, Restructuring and Other Charges).

Bad Debt Expense. In late 1999, we installed a patient billing system in thirteen practices with approximately $336 million in annual net patient revenues. During 2000, we experienced limitations in this system that caused significant delays and errors in patient billing and collection processes. Although the vendor assisted in correcting some deficiencies in the billing system, collecting some patient accounts became impractical. In the fourth quarter of 2000, we determined that the system problems required a $10.2 million charge for bad debt expense. Because of the numerous distractions borne by the practices in the system conversion, we elected not to include this amount in the computation of practice results. In connection with a settlement with the vendor of that system, that vendor agreed to provide us with a replacement system at significantly reduced rates.

Impairment, Restructuring and Other Charges. During 2001, we recognized impairment, restructuring and other charges of $5.9 million, net, and during 2000, we recognized impairment, restructuring and other charges of approximately $201.8 million. The charges are summarized in the following table and discussed in more detail below (in thousands):

	Year Ended December 31,	
	2001	2000
Impairment charges	$(3,376)	$ 170,130
Restructuring charges	5,868	16,122
Other charges	3,376	15,594
Total	$ 5,868	$ 201,846

Impairment Charges

In the fourth quarter of 2001, we recorded a net gain on separation of $3.4 million, pre-tax, on the termination of certain service agreements and related assets. In the fourth quarter of 2000, we recorded a pre-tax, non-cash charge of $170.1 million related to the impairment of certain service agreements and other assets, as follows (in thousands):

	2001	2000
Impairment of service agreements	-	$138,128
Impairment of assets (gain on separation) related to termination of service agreements	$(3,376)	32,002
Total	$(3,376)	$170,130

Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), requires that companies periodically assess their long lived assets for potential impairment. In accordance with this requirement, from time to time we evaluate our intangible assets for impairment. For each of our service agreements, this analysis involves comparing the aggregate expected future cash flows under the agreement to its carrying value as an intangible asset on our balance sheet. In estimating future cash flows, we consider past performance as well as known trends that are likely to affect future performance. In some cases, we also take into account our current activities with respect to that agreement that may be aimed at altering performance or reversing trends. All of these factors used in our estimates are subject to error and uncertainty.

In 1999, we noted a significant increase in operating costs, most notably the cost of pharmaceuticals, which increased by 5% as a percentage of revenue from 1998 to 1999. We believed that some of this increase was attributable either to inefficiencies arising directly from the AOR/PRN merger and the integration of the formerly separate companies or from delays in implementation of cost containment strategies during the first half of 1999 pending consummation of the merger. In addition, we continued to believe that we had developed effective strategies to diversify revenues away from medical oncology and to curtail the increase in drug prices and otherwise contain costs. As the remaining lives of our service agreements were substantially longer than their estimated recovery periods, and because we believed that we would be able to reverse or slow many of the negative cost trends, we did not believe any impairment provisions were necessary at that time.

During 2000, we continued to experience adverse trends in operating margins. Although our strategies to lower pharmaceutical costs slowed the rate of increase, pharmaceutical costs continued to rise, reducing operating margins during 2000. Single source drug use continued to grow, and treatment protocols involving a greater number of different, expensive drugs for each patient were also becoming more common. Based upon the significant increase in the number of oncological pharmaceuticals (which would upon approval be new single-source drugs) in development, we believed the trend towards increased use of lower-margin pharmaceuticals would continue. We also experienced increased pressure on reimbursement from payors, including significant initiatives with respect to government programs, to reduce oncology reimbursements, particularly for pharmaceuticals. Moreover, we became increasingly aware of growing complexity in the administrative aspects of the practices and rising personnel costs in the health care sector, neither of which were being effectively slowed or stopped by anticipated economies of scale and other efficiencies arising from the merger. Even though the practices' profitability continued to increase significantly during this period, because practices that operate under the net revenue model do not share in increasing operating costs, we shared disproportionately in the decline in operating margins. Based upon these trends our management determined during the latter part of 2000 that the cost of operating in the oncology sector was continuing to increase and that this trend was likely to continue, regardless of our action, in the next several years. For this reason, we determined that rising costs, and our disproportionately sharing in these costs under the net revenue model, would be an integral part of our forecast of future cash flows in an impairment analysis with respect to our service agreements.

In our impairment analysis for the fourth quarter of 2000, we incorporated additional assumptions regarding rising cost trends. With respect to service agreements under the net revenue model, we have greater exposure in an environment of rising costs because practices retain a portion of revenues before any fees are paid. Therefore, our impairment review focused primarily on net revenue model service agreements. Using current assumptions, many of our net revenue model service agreements would contribute decreasing cash flows in the immediate future and then begin contributing negative cash flows. Although management commenced during the fourth quarter of 2000 an initiative to convert net revenue model agreements to earnings model agreements, there can be no assurance as to the number of conversions that will be achieved. Substantial differences between the estimates used in the impairment analysis and actual trends occurring in the future could result in future additional impairment charges, or in certain practices experiencing better than expected future cash flows, than those currently forecast. The charge for impairment of service agreements related to thirteen practices with a total net book value of $145 million as of December 31, 2000 prior to the impairment charge. Certain of the projected cash flows related to our service agreements may result in negative cash flows if cost increases continue. No provision has been made for potential losses under these contracts as such amounts are not yet probable and reasonably estimable.

We had impaired assets of approximately $32.0 million during 2000 for the difference between the carrying value of the assets related to certain practices with which we anticipated terminating our agreements and the consideration expected to be received upon termination of our service agreements with those practices. In the fourth quarter of 2001, we recognized a net gain on separation of approximately $3.4 million relating to service agreement terminations. Included in this net gain is approximately $9.0 million arising from final settlements with several practices with which we terminated our relationships where the ultimate settlements were more beneficial to us than we estimated during 2000 and resulted in our recognizing in the fourth quarter of 2001 the forgiveness of $1.5 million in notes payable by us to physicians, the waiver by the physicians of their rights to receive $1.2 million of our common stock previously recognized by us as an obligation when we affiliated with the physicians, and additional consideration received by us in connection with the terminations of $6.3 million in excess of the carrying value of the net assets of the terminated practices, less a charge of $5.6 million recognized during the fourth quarter of 2001 for the difference between the carrying value of certain assets and the amount we expect to realize upon those assets, as determined in the fourth quarter of 2001.

Restructuring Charges

In the fourth quarter of 2000, we comprehensively analyzed our operations and cost structure, with a view to repositioning ourselves to effectively execute our strategic and operational initiatives. This analysis focused on our non-core assets and activities we had determined were not consistent with our strategic direction. We have recognized and accounted for these costs in accordance with the provisions of Emerging Issues Task Force Consensus No. 94-3, "Accounting for Restructuring Costs." As a result of this analysis, during the fourth quarter, we recorded the following charges (in thousands):

	Restructuring Expense in 2000	Payments	Asset Write-downs	Accrual at December 31, 2000	Payments	Accrual at December 31, 2001
Abandonment of IT systems	$ 6,557	-	$ (6,557)	-	-	-
Impairment of home health business	6,463	-	(6,463)	-	-	-
Severance of employment agreement	466	$ (36)	-	$ 430	$ (215)	$ 215
Site closures	2,636	(562)	(655)	1,419	(338)	1,081
Total	$ 16,122	$ (598)	$ (13,675)	$ 1,849	$ (553)	$1,296

As indicated above, during the fourth quarter of 2000, we decided to abandon our efforts to pursue some of our information systems initiatives, including the clinical information systems and e-commerce initiatives, and recognized a charge of $6.6 million. In one market where we agreed to manage the oncology operations of a hospital system, we decided to abandon and sell a home health business that is no longer consistent with our strategy in that market. As a result, we recorded a charge of $6.5 million during the fourth quarter of 2000. As part of the restructuring, we terminated the duties of an executive, with contractual severance payments totaling approximately $430,000 over the next two years. We also determined that we will close several sites, abandoning leased and owned facilities, and recognized a charge of $2.6 million for remaining lease obligations and the difference in the net book value of the owned real estate and its expected fair value.

In the first quarter of 2001, we announced plans to further reduce overhead costs through reducing corporate staff, consolidating administrative offices, closing additional facilities and abandoning certain software applications. We have recognized and accounted for these costs in accordance with the provisions of Emerging Issues Task Force Consensus No. 94-3, "Accounting for Restructuring Costs." As a result, we recorded the following pre-tax charges during the first quarter of 2001 (in thousands):

	Restructuring Expenses	Payments	Asset Write-downs	Accrual at December 31, 2001
Costs related to personnel reductions	$3,113	$(2,900)	-	$ 213
Closure of facilities	2,455	(1,323)	-	1,132
Abandonment of software applications	300	-	$(300)	-
Total	$5,868	$(4,223)	$(300)	$1,345

As indicated above, during the first quarter of 2001, we announced plans to reduce corporate overhead and eliminated approximately 50 positions. As a result, we recorded a charge of $3.1 million. We also determined that we will close several sites, abandoning leased facilities, and recognized a charge of $2.5 million for remaining lease obligations and related improvements. In addition, we decided to abandon certain software applications and recorded a charge of $300,000.

Other Charges

During 2001 and 2000, we recorded other charges, net, as follows (in thousands):

	2001	2000
Cashless stock option exercise costs	-	$ 2,462
Investigation and contract separation costs	-	3,372
Practice accounts receivable and fixed asset write-off	$ 1,925	5,110
Credit facility and note amendment fees	-	2,375
Management recruiting and relocation costs	-	1,275
Vacation pay accrual-change in policy	-	1,000
Other	1,451	-
	$ 3,376	$ 15,594

In the fourth quarter of 2001, we recognized unusual charges including: (i) $1.9 million of practice accounts receivable and fixed asset write-off, (ii) a $1.0 million charge related to our estimated exposure to losses under an insurance policy where the insurer has become insolvent (see Note 12), and (iii) $451,000 of consulting costs incurred in connection with development of our service line structure. The negative impact of these charges was wholly offset by the net gain on separation of $3.4 million we recognized during the fourth quarter of 2001, which is discussed above in "Impairment Charges."

In the fourth quarter of 2000, we recognized a pre-tax $2.5 million non-cash charge related to the cashless exercise of 1.6 million stock options by our Chairman and Chief Executive Officer (the "optionee"), due to the termination of the stock option plan under which the options were granted, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 44. To consummate the exercise, the optionee surrendered approximately 1.3 million shares having an average strike price of $3.44 to satisfy exercise price and tax liability with respect to all options. As a result of this transaction, the optionee received approximately 300,000 shares of common stock. We also realized an offsetting $1.0 million reduction in our federal income tax obligation as a result of this transaction.

During the third quarter and second quarter of 2000, we incurred costs of $206,000 and $1.7 million, respectively, in connection with the *qui tam* lawsuits described in Part I, Item 3, of our annual report on Form 10-K, consisting primarily of auditing and legal fees and related expenses. In addition, we incurred $1.5 million of costs in the second quarter of 2000 consisting of intangible asset and receivable write-downs as a result of terminating our affiliation with a sole practitioner and with the practice named in the *qui tam* lawsuits.

We also recognized other charges totaling approximately $9.8 million in 2000. These charges consisted of: (i) $5.1 million of receivables from affiliated practices that are not considered to be recoverable; (ii) $2.4 million for bank and noteholder fees associated with amending the credit facilities to accommodate debt covenant compliance related to unusual charges; (iii) $1.3 million related to expenses to recruit and relocate certain members of the current management team; and (iv) $1.0 million for a change in our vacation policy.

We have recognized a deferred income tax benefit for substantially all of these charges in 2000 as many of the items will be deductible for income tax purposes in future periods and believe, after considering all historical and expected future events, that sufficient income will be earned in the future to realize these benefits.

Depreciation and Amortization. Depreciation and amortization expense decreased from $75.1 million in 2000 to $71.9 million in 2001, a decrease of $3.2 million, or 4.3%. The decrease is primarily due to the $170.1 million impairment of long-lived assets and service agreement assets recognized in the fourth quarter of 2000.

Interest. Net interest expense decreased from $26.8 million in 2000 to $22.5 million in 2001, a decrease of $4.3 million or 16.0%, due to a decline in interest rates throughout 2001 on our variable rate indebtedness and a lower level of borrowings as a result of payments made from improved cash flows from more efficient business office operations.

Other Income. Other income of $27.6 million in 2000 represents the gain on shares of common stock of ILEX Oncology, Inc. sold during the first quarter of 2000.

Income Taxes. In 2001, we recognized tax expense of $28.4 million resulting in an effective tax rate of 38.0%, as compared to (32.5)% in 2000. The increase in the effective rate was due to the benefit recognized in 2000 as a result of the impairment, restructuring and other charges and no state tax benefit being recognized in 2000 for intangible write-offs in certain states.

Net Income/Loss. Net income (loss) increased from a net loss of $72.6 million in 2000 to $46.3 million in net income in 2001, an increase of $119.0 million. Excluding charges for impairments, restructurings and other costs, costs related to bad debt expense and the gain on investment in common stock for both years, net income for 2001 would have been $50.0 million or $0.50 per share, as compared to $47.6 million or $0.47 per share in 2000, an increase of $2.3 million. The charges were attributable to the factors described in the preceding paragraphs.

2000 Compared to 1999

Our revenue increased to $1.324 billion, an increase of 21.2%, while our operating margin declined from 16.7% to 13.5%, excluding unusual charges of $201.8 million and $29.0 million in 2000 and 1999, respectively. Revenue growth is attributed to an increase in the practices' net patient revenue, partially offset by amounts retained by the practices, primarily for physician compensation. Factors that contributed to the decrease in operating margins were (i) the continued increase in utilization of more expensive single -source drugs, (ii) increase in personnel costs and (iii) practices under the net revenue model not bearing their proportionate share of increased operating costs.

During the year 2000, we recorded the following unusual charges:

- $170.1 million related to the impairment of certain service agreements and other assets, which is primarily the impairment of service agreements for which management determined that the carrying value was in excess of future cash flow (on an undiscounted basis) for such service agreements;
- $16.1 million of restructuring charges, including those related to site closures and consolidation of services;
- $10.2 million of additional bad debt expense relating to receivable collectibility estimates as a result of problems stemming from system integrations;
- $9.8 million related primarily to write-offs of amounts due from physicians and additional bank and noteholder financing fees;
- $3.4 million in connection with *qui tam* lawsuits, primarily legal, audit and related expenses, and in asset write downs relating to affiliation terminations; and
- $2.5 million related to the cashless exercise of 1.6 million stock options by our Chairman and Chief Executive Officer, due to the termination of the stock option plan under which these options were granted.

Of these charges, $208.7 million were recognized in the fourth quarter. All are discussed in more detail below.

During the year 1999, we recorded unusual charges totaling $29.0 million relating to the AOR/PRN merger.

Revenue. Revenue increased from $1.093 billion for 1999 to $1.324 billion for 2000, an increase of $231.2 million, or 21.1%. The increase in revenue is attributable to the growth in practices' net patient revenue offset by amounts retained by the practices. The following presents the manner in which our revenue is determined (in thousands):

	Year Ended December 31,	
	2000	1999
Net patient revenue	$1,718,620	$1,407,494
Amounts retained by practices	(394,466)	(314,553)
Revenue	$1,324,154	$1,092,941

Net patient revenue for services to patients by the affiliated practices is recorded when services are rendered based on established or negotiated charges reduced by contractual adjustments and allowances for accounts that may be uncollectible. Differences between estimated contractual adjustments and final settlements are reported in the period when final settlements are determined. Net patient revenue of the practices is reduced by amounts retained by the practices under our service agreements to arrive at our service fee revenue.

Net patient revenue growth was attributable to increases in: (i) medical oncology services, (ii) anticancer pharmaceuticals and (iii) radiation and diagnostic revenue. The increase in medical oncology services was attributable to an increase in medical oncology visits of existing practices, combined with net growth in network size of 63 physicians during 2000. The increase in anticancer pharmaceuticals revenue was attributable to the growth in medical oncology services, coupled with a continued increase in utilization of more expensive, lower -margin drugs, principally single-source drugs. The increase in radiation and diagnostic revenue was attributable to the opening of twelve additional cancer centers during 2000 and growth in revenue of 60 cancer centers opened prior to 2000.

Amounts retained by practices increased from $314.6 million for 1999 to $394.5 million for 2000, an increase of $79.9 million, or 25.4%. Such increase in amounts retained by practices is directly attributable to the growth in net patient revenue, combined with the increase in profitability of practices.

The following is our revenue attributed to the two principal service fee models—the earnings model and the net revenue model (in thousands):

	Year Ended December 31,			
	2000		1999	
	Revenue	%	Revenue	%
Net revenue model	$ 745,843	56.3%	$ 602,610	55.1%
Earnings model	551,532	41.7%	459,975	42.1%
Other	26,779	2.0%	30,356	2.8%
	$1,324,154	100.0%	$1,092,941	100.0%

56.3% of our revenue for 2000 was derived from net revenue model service agreements, and 41.7% was derived from earnings model service agreements, as compared to 55.1% and 42.1%, respectively, in 1999. Amounts retained by practices increased from 22.3% of net patient revenue for 1999 to 23.0% for 2000, mainly attributable to practices' compensation under the net revenue model not being proportionately impacted by increasing operating costs. Due to this trend, we announced in November 2000 our initiative to convert all net revenue model agreements to earnings model agreements. We believe the earnings model properly aligns practice priorities with proper cost control, with us and the practice sharing proportionately in revenue, operating costs and profitability.

Medicare and Medicaid are the practices' largest payors. During 2000, approximately 37% of the practices' net patient revenue was derived from Medicare and Medicaid payments and 35% was so derived in 1999. This percentage varies among practices. No other single payor accounted for more than 10% of our revenues in 2000 or 1999.

Pharmaceuticals and Supplies. Pharmaceuticals and supplies expense, which includes drugs, medications and other supplies used by the practices, increased from $521.1 million in 1999 to $651.2 million in 2000, an increase of $130.1 million, or 25.0%. As a percentage of revenue, pharmaceuticals and supplies increased from 47.7% in 1999 to 49.2% in 2000. This increase was primarily due to: (i) a shift in the revenue mix to a higher percentage of revenue from drugs, (ii) increases in acquisition prices of drugs, (iii) a shift to lower margin drugs and (iv) with respect to practices operating under the net revenue model, our disproportionately bearing the impact of increasing operating costs. Management expects that third-party payors, particularly government payors, will continue to negotiate or mandate the reimbursement rate for pharmaceuticals and supplies, with the goal of lowering reimbursement rates, and that such lower reimbursement rates as well as shifts in revenue mix may continue to adversely impact our margins with respect to such items. In response to this decline in margin relating to certain pharmaceutical agents, we have adopted several strategies. Most importantly, the successful conversion of net revenue model practices to the earnings model will help reduce the impact of the increasing cost of pharmaceuticals and supplies. In addition, we have numerous efforts underway to reduce the cost of pharmaceuticals by negotiating discounts for volume purchases and by streamlining processes for efficient ordering and inventory control. We also continue to expand our business into areas that are less affected by lower pharmaceutical margins, such as radiation oncology and diagnostic radiology.

Field Compensation and Benefits. Field compensation and benefits, which include salaries and wages of the operating units' employees, increased from $215.4 million in 1999 to $278.0 million in 2000, an increase of $62.6 million or 29.1%. As a percentage of revenue, field compensation and benefits increased from 19.7% in 1999 to 21.0% in 2000. The increase is attributed to increasing complexity of our business operations and increases in employee compensation rates to be more competitive with market rates.

Other Field Costs. Other field costs, which consist of rent, utilities, repairs and maintenance, insurance and other direct field costs, increased from $134.6 million in 1999 to $161.5 million in 2000, an increase of $26.9 million or 20.0%. This increase in other field costs is due to increased facilities and activity levels. As a percentage of revenue, other field costs decreased from 12.3% in 1999 to 12.2% in 2000 due to economies of scale.

General and Administrative. General and administrative expenses increased from $39.5 million in 1999 to $54.7 million in 2000, an increase of $15.2 million, or 38.6%. As a percentage of revenue, general and administrative costs increased from 3.6% in 1999 to 4.1% for 2000. This increase was primarily attributable to additional resources necessary to integrate operations from the AOR/PRN merger, to expand information systems and to develop and analyze new business opportunities.

Bad Debt Expense. In late 1999, we installed a patient billing system in thirteen practices with approximately $336 million in annual net patient revenues. During 2000, we experienced limitations in this system that caused significant delays and errors in patient billing and collection processes. Although the vendor assisted in correcting some deficiencies in the billing system, collecting some patient accounts became impractical. In the fourth quarter of 2000, we determined that the system problems required a $10.2 million charge for bad debt expense. Because of the numerous distractions borne by the practices in the system conversion, we elected not to include this amount in the computation of practice results. In connection with a settlement with the vendor of that system, that vendor has agreed to provide us with a replacement system at significantly reduced rates.

Impairment, Restructuring and Other Charges. During the second, third and fourth quarters of 2000, we recognized impairment, restructuring and other charges of approximately $201.8 million, and during 1999, we recognized merger and integration costs of $29.0 million. The charges are summarized in the following table and discussed in more detail below (in thousands):

	Year Ended December 31,	
	2000	1999
Impairment charges	$ 170,130	$ -
Restructuring charges	16,122	-
Other charges	15,594	29,014
Total	$ 201,846	$ 29,014

Impairment Charges

In the fourth quarter of 2000, we recorded a pre-tax, non-cash charge of $170.1 million related to the impairment of certain service agreements and other assets, as follows (in thousands):

Impairment of service agreements	$138,128
Impairment of other assets and estimated loss related to termination of service agreements	32,002
Total	$170,130

FAS 121 requires that companies periodically assess their long-lived assets for potential impairment. In accordance with this requirement, from time to time we evaluate our intangible assets for impairment. For each of our service agreements, this analysis involves comparing the aggregate expected future cash flows under the agreement to its carrying value as an intangible asset on our balance sheet. In estimating future cash flows, we consider past performance as well as known trends that are likely to affect future performance. In some cases, we also take into account our current activities with respect to that agreement that may be aimed at altering performance or reversing trends. All of these factors used in our estimates are subject to error and uncertainty.

In 1999, we noted a significant increase in operating costs, most notably the cost of pharmaceuticals, which increased by 5% as a percentage of revenue from 1998 to 1999. We believed that some of this increase was attributable either to inefficiencies arising directly from the AOR/PRN merger and the integration of the formerly separate companies, or from delays in implementation of cost containment strategies during the first half of 1999 pending consummation of the merger. In addition, we continued to believe that we had developed effective strategies to diversify revenues away from medical oncology and to curtail the increase in drug prices and otherwise contain costs. As the remaining lives of our service agreements were substantially longer than their estimated recovery periods, and because we believed that we would be able to reverse or slow many of the negative cost trends, we did not believe any impairment provisions were necessary at that time.

During 2000, we continued to experience adverse trends in operating margins. Although our strategies to lower pharmaceutical costs slowed the rate of increase, pharmaceutical costs continued to rise, reducing operating margins during 2000. Single source drug use continued to grow, and treatment protocols involving a greater number of different expensive drugs for each patient were also becoming more common. Based upon the significant increase in the number of oncological pharmaceuticals (which would upon approval be new single source drugs) in development, we believed the trend towards increased use of lower margin pharmaceuticals would continue. We also experienced increased pressure on reimbursement from payors, including significant initiatives with respect to government programs, to reduce oncology reimbursements, particularly for pharmaceuticals. Moreover, we became increasingly aware of growing complexity in the administrative aspects of the practices and rising personnel costs in the health care sector, neither of which were being effectively slowed or stopped by anticipated economies of scale and other efficiencies arising from the merger. Even though the practices' profitability continued to increase significantly during this period, because practices that operate under the net revenue model do not share in increasing operating costs, we shared disproportionately in the decline in operating margins. Based upon these trends our management determined during the latter part of 2000 that the cost of operating in the oncology sector was continuing to increase and that this trend was likely to continue, regardless of our action, in the next several years. For this reason, we determined that rising costs, and our disproportionately sharing in these costs under the net revenue model, would be an integral part of its forecast of future cash flows in an impairment analysis with respect to our service agreements.

In our impairment analysis for the fourth quarter of 2000, we incorporated additional assumptions regarding rising cost trends. With respect to service agreements under the net revenue model, we have greater exposure in an environment of rising costs because practices retain a portion of revenues before any fees are paid. Therefore, our impairment review focused primarily on net revenue model service agreements. Using current assumptions, many of our net revenue model service agreements would contribute decreasing cash flows in the immediate future and then begin contributing negative cash flows. Although management commenced during the fourth quarter of 2000 an initiative to convert net revenue model agreements to earnings model agreements, there can be no assurance as to the number of conversions that will be achieved. Substantial differences between the estimates used in the impairment analysis and actual trends occurring in the future could result in future additional impairment charges, or in certain practices experiencing better than expected future cash flows, than those currently forecast. The charge for impairment of service agreements related to thirteen practices with total net book value of $145 million as of December 31, 2000 prior to the impairment charge. Certain of the projected cash flows related to our service agreements may result in negative cash flows if cost increases continue. No provision has been made for potential losses under these contracts as such amounts are not yet probable or reasonably estimable.

In addition, we commenced negotiating with seven practices to terminate their service agreements, and we had impaired assets of approximately $32.0 million during 2000 for the difference between the carrying value of the assets related to those practices and the consideration expected to be received from the practices upon termination of our service agreements with those practices. Service fees from these practices were less than 6% of our service fee revenues for 2000.

Restructuring Charges

In the fourth quarter of 2000, we comprehensively analyzed our operations and cost structure, with a view to repositioning ourselves to effectively execute our strategic and operational initiatives. This analysis focused on noncore assets and activities to determine whether they were still consistent with our strategic direction. As a result of this analysis, during the fourth quarter, we recorded the following charges (in thousands):

	Restructuring Expense in 2000	Payments	Asset Write-downs	Accrual at December 31, 2000	Payments	Accrual at December 31, 2001
Abandonment of IT systems	$ 6,557	-	$ (6,557)	-	-	-
Impairment of home health business	6,463	-	(6,463)	-	-	-
Severance of employment agreement	466	$ (36)	-	$ 430	$(215)	$ 215
Site closures	2,636	(562)	(655)	1,419	(338)	1,081
Total	$ 16,122	$ (598)	$ (13,675)	$ 1,849	$(553)	$1,296

As indicated above, during the fourth quarter of 2000, we decided to abandon our efforts to pursue some of our information systems initiatives, including the clinical information systems and e-commerce initiatives, and recognized a charge of $6.6 million. In one market where we had agreed to manage the oncology operations of a hospital system, we decided to abandon and sell a home health business that was no longer consistent with our strategy in that market. As a result, we recorded a charge of $6.5 million during the fourth quarter of 2000. As part of the restructuring, we terminated the duties of an executive, with contractual severance payments totaling approximately $430,000 over the next two years. We also determined that we will close several sites, abandoning leased and owned facilities, and recognized a charge of $2.6 million for remaining lease obligations and the difference in the net book value of the owned real estate and our expected fair value.

Other Charges

During 2000 and 1999, we recorded other charges as follows (in thousands):

	Year Ended December 31,	
	2000	1999
Merger, restructuring and integration costs	-	$29,014
Cashless stock option exercise costs	$2,462	-
Investigation and contract separation costs	3,372	-
Practice receivable write-off	5,110	-
Credit Facility and note amendment fees	2,375	-
Management recruiting and relocation costs	1,275	-
Vacation pay accrual-change in policy	1,000	-
Total	$15,594	$29,014

In the fourth quarter of 2000, we recognized a pre-tax $2.5 million non-cash charge related to the cashless exercise of 1.6 million stock options by our Chairman and Chief Executive Officer (the "optionee") due to the termination of the stock option plan under which the options were granted, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 44. To consummate the exercise, the optionee surrendered approximately 1.3 million shares having an average strike price of $3.44 to satisfy exercise price and tax liability with respect to all options. As a result of this transaction, the optionee received approximately 300,000 shares of common stock. We also realized an offsetting $1.0 million reduction in our federal income tax obligations as a result of this transaction.

During the third quarter and second quarter of 2000, we incurred costs of $206,000 and $1.7 million, respectively, in connection with the *qui tam* lawsuits described in Part I, Item 3, of our annual report on Form 10-K, consisting primarily of auditing and legal fees and related expenses. In addition, we incurred $1.5 million of costs in the second quarter of 2000 consisting of intangible asset and receivable write-downs as a result of terminating our affiliation with a sole practitioner and with the practice named in the *qui tam* lawsuits.

We also recognized other charges totaling approximately $9.8 million in 2000. These charges consisted of: (i) $5.1 million of receivables from affiliated practices that are not considered to be recoverable; (ii) $2.4 million for bank and noteholder fees associated with amending the credit facilities to accommodate debt covenant compliance related to unusual charges; (iii) $1.3 million related to expenses to recruit and relocate certain members of the current management team; and (iv) $1.0 million for a change in our vacation policy.

In connection with the AOR/PRN merger, we incurred total costs of $29.0 million to consummate the merger, restructure operating activities and integrate the two organizations. These costs were expensed during 1999. Costs directly related to the consummation of the AOR/PRN merger totaled $14.6 million. Restructuring costs relating to severance and relocation of employees and asset impairments totaled $7.2 million. Incremental costs incurred to assist in integrating the AOR's and PRN's operations totaled $7.2 million.

We have recognized a deferred income tax benefit for substantially all of these charges in 2000 as many of the items will be deductible for income tax purposes in future periods. An income tax benefit has also been recognized for the 1999 charges, with the exception of certain non-deductible merger costs.

Interest. Net interest expense increased from $22.3 million in 1999 to $26.8 million in 2000, an increase of $4.5 million or 20.3%, due to increased interest rates in 2000 on our variable rate indebtedness.

Other Income. Other income of $27.6 million in 2000 represents the recognition of the remaining gain on shares of common stock of ILEX Oncology, Inc. owned by us. A previous gain of $14.4 million was recognized during the fourth quarter of 1999 as a result of our reclassification of the ILEX stock as a trading security. The stock was sold during the first quarter of 2000.

Income Taxes. In 2000, we recognized a tax benefit of $35.0 million resulting in an effective tax rate of (32.5%), down from 40.1% in 1999. The decrease in the effective rate was due to certain non-deductible merger related costs in 1999 and no state tax benefit being recognized in 2000 for intangible write-offs in certain states.

Net Income/Loss. Net income (loss) decreased from $48.2 million of net income in 1999 to a net loss of $72.6 million in 2000, a decrease of $120.8 million. Excluding charges for impairments, restructurings and other costs, costs related to bad debt expense and the gain on investment in common stock for both years, net income for 1999 would have been $59.4 million, or $0.58 per share, in 1999 as compared to $47.6 million or $0.47 per share, in 2000, a decrease of $11.4 million. The charges were attributable to the factors described in the preceding paragraphs.

Liquidity and Capital Resources

As of December 31, 2001, we had net working capital of $110.7 million, including cash and cash equivalents of $20.0 million. We had current liabilities of $278.3 million, including $44.0 million in current maturities of long-term debt, and $128.8 million of long-term indebtedness. During 2001, we generated $216.2 million in net operating cash flow, invested $57.6 million and used cash in financing activities in the amount of $142.0 million.

Cash Flows from Operating Activities

Cash from operating activities increased from $117.3 million in 2000 to $216.2 million in 2001. The increase was attributed to accounts receivable days decreasing from 67 to 50 as a result of increased efficiencies in patient billing and cash collection processes. In addition, federal and state income tax payments were $36.4 million in 2000 as compared to federal and state income tax refunds received, net of payments, of $6.6 million in 2001 as a result of the net loss recognized in 2000.

Cash Flows from Investing Activities

During 2001, we expended $63.7 million in capital expenditures and financed an additional $24.1 million through various leasing facilities. We expended $39.1 million on the development and construction of cancer centers, of which $11.2 million was financed through our synthetic leasing facility during 2001. In addition, we spent $15.1 million on installation of PET centers, of which $12.8 million was financed through an equipment operating lease facility. Maintenance capital expenditures were $39.9 million in 2001 and $33.3 in 2000. In addition, in connection with affiliating with certain practices, we paid total consideration of $3.4 million in 2001 and $33.5 million in 2000, which included cash consideration and transaction costs of $1.0 million and $16.1 million, in 2001 and 2000, respectively.

During 2001, we received $7.1 million in connection with certain contract separations. Cash consideration consisted of payment for working capital and fixed assets and fees related to contract terminations.

In March 2000, we sold our equity investment in ILEX Oncology, Inc. in a private sale transaction and realized proceeds of $54.8 million, or $38.8 million net of tax. These proceeds were used to reduce outstanding borrowings under the credit facility.

Cash Flows from Financing Activities

In March 2000, the board of directors authorized the repurchase of up to 10.0 million shares of our common stock in public or private transactions. We subsequently acquired 6.4 million shares (including 1.3 million shares received in connection with the cashless exercise of stock options by our chief executive officer) of common stock at an average price of $4.73 per share. During 2001 and 2000, we issued 2.2 million and 1.9 million shares, respectively, from treasury stock to affiliated physicians in satisfaction of our obligation in connection with medical practice transactions.

As of December 31, 2001 and 2000, respectively, our debt was as follows (in thousands):

	December 31,	
	2001	2000
Credit facility	$ -	$125,000
Senior secured notes	100,000	100,000
Notes payable	2,733	5,868
Subordinated notes	67,438	90,578
Capital lease obligations and other	2,695	2,677
	172,866	324,123
Less — current maturities	44,040	23,910
	$128,826	$300,213

During 2001, we repaid $125 million, net of borrowings, of our long-term debt as a result of increased cash flows from operations. In addition, we repaid $20.7 million of other indebtedness, substantially all of which was attributed to payment on subordinated notes related to previous affiliation transactions. During 2001 and previously, we satisfied our development and transaction needs through debt and equity financings and borrowings under a $175 million syndicated revolving credit facility with First Union National Bank ("First Union"), as a lender and as an agent for various other lenders. We also used a $75 million synthetic leasing facility in connection with developing integrated cancer centers. Availability of new advances under the leasing facility terminated in June 2001. We discuss this in more detail below.

On February 1, 2002, we entered into a five-year revolving credit facility with availability at closing of $88.0 million and maximum availability of $100 million. Proceeds under that credit facility may be used to finance the development of cancer centers and new PET facilities, to provide working capital or for other general business purposes.

In November 1999, we sold an aggregate of $100 million of Senior Secured Notes to a group of institutional investors, the proceeds of which were used to repay amounts outstanding under our credit facility. The Senior Secured Notes ranked equally in right of payment with the credit facility. The notes bore interest at 8.42% per annum with a final maturity in 2006 and an average life of five years.

On February 1, 2002, we issued $175 million in 9 5/8% Senior Subordinated Notes due 2012 to various institutional investors in a private offering under Rule 144A under the Securities Act of 1933. The notes are unsecured, bear interest at 9.625% annually and mature in February 2012. Payments under those notes are subordinated in substantially all respects to payments under our new credit facility.

We used the proceeds from the Senior Subordinated Notes to repay in full our existing $100 million in Senior Secured Notes due 2006, including payment of a prepayment penalty of $11.7 million due as a result of our repayment of the notes before their scheduled maturity. We also used proceeds from the Senior Subordinated Notes to pay fees and related expenses of $5.4 million associated with issuing those notes and to pay fees and related expenses of $2.8 million in connection with the new credit facility. During the first quarter of 2002, we expect to recognize the prepayment penalty of $11.7 million and a write-off of financing costs related to the terminated debt agreements of $1.9 million.

Our introduction of the service line structure, in particular our offering existing affiliated practices the opportunity to terminate service agreements, repurchase their assets and enter into service line agreements required an amendment or refinancing of our existing facilities. The new credit facility and Senior Subordinated Notes give us flexibility in this regard. In addition, we believe that the longer maturity of the Senior Subordinated Notes adds stability to our capital structure.

We have entered into an operating lease arrangement that involves a special purpose entity that has acquired title to properties, paid for the construction costs and leased to us the real estate and equipment at some of our cancer centers. This kind of leveraged financing structure is commonly referred to as a "synthetic lease." The synthetic lease was used to finance the acquisition, construction and development of cancer centers. The facility was funded by a syndicate of financial institutions and is secured by the property to which it relates. A synthetic lease is preferable to a conventional real estate lease since the lessee benefits from attractive interest rates, the ability to claim depreciation under tax laws and the ability to participate in the development process.

The synthetic lease was entered into in December 1997 and matures in June 2004. As of December 31, 2001, we had $72.0 million outstanding under the synthetic lease facility, and no further amounts are available under that facility. The annual lease cost of the synthetic lease is approximately $3.1 million, based on interest rates in effect as of December 31, 2001. At December 31, 2001, the lessor under the synthetic lease held real estate assets (based on original acquisition and construction costs) of approximately $59.2 million and equipment of approximately $12.8 million (based on original acquisition cost) at nineteen locations. On February 1, 2002, we amended and restated our synthetic lease agreement primarily to replace certain lenders.

The lease is renewable in one-year increments, but only with consent of the financial institutions that are parties thereto. In the event the lease is not renewed at maturity, or is earlier terminated for various reasons, we must either purchase the properties under the lease for the total amount outstanding or market the properties to third parties. If we sell the properties to third parties, we have guaranteed a residual value of at least 85% of the total amount outstanding for the properties. If the properties were sold to a third party at a price such that we were required to make a residual value guarantee payment, such amount would be recognized as an expense in our statement of operations.

A synthetic lease is a form of lease financing that qualifies for operating lease accounting treatment and under accounting principles generally accepted in the United States ("GAAP") is not reflected on our balance sheet. Thus, the obligations are not recorded as debt and the underlying properties and equipment are not recorded as assets on our balance sheet. Our rental payments (which approximate interest amounts under the synthetic lease financing) are treated as operating rent commitments, and are excluded from our aggregate debt maturities.

On February 27, 2002, the Financial Standards Accounting Board determined that synthetic lease properties meeting certain criteria would be required to be recognized as assets with a corresponding liability effective January 1, 2003. Our synthetic lease meets these criteria. The determination is not final and is subject to additional rule-making procedures, but assuming the determination becomes a formal accounting pronouncement and assuming we do not alter our arrangement to maintain off-balance-sheet treatment under the new rules, we would expect to recognize $72.0 million in additional property and equipment with a corresponding liability on our balance sheet as of January 1, 2003.

If we were to purchase all of the properties currently covered by the lease or if changes in accounting rules or treatment of the lease were to require us to reflect the properties on our balance sheet and income statement, the impact to the consolidated financial statements would be as follows.

- Property and equipment would increase by $72.0 million (the purchase price for the assets subject to the lease);

- Assuming the purchase of the properties were financed through borrowing, or in the event the existing arrangement were required to be characterized as debt, indebtedness would increase by $72.0 million; and

- Depreciation would increase by approximately $3.6 million per year as a result of the assets being owned by us.

Acquiring the properties would require us to borrow additional funds and would likely reduce the amount we could borrow for other purposes.

There are additional risks associated with the synthetic lease arrangement. A deterioration in our financial condition that would cause an event of default under the synthetic lease facility, including a default on material indebtedness, would give the parties under the synthetic lease the right to terminate that lease, and we would be obligated to purchase or remarket the properties. In such an event, we may not be able to obtain sufficient financing to purchase the properties. In addition, changes in future operating decisions or changes in the fair market values of underlying leased properties or the associated rentals could result in significant charges or acceleration of charges in our statement of operations for leasehold abandonments or residual value guarantees. Because the synthetic lease payment floats with a referenced interest rate, we are also exposed to interest rate risk under the synthetic lease. A 1% increase in the referenced rate would result in an increase in lease payments of $720,000 annually.

We are currently in compliance with covenants under our synthetic leasing facility, revolving credit facility and Senior Subordinated Notes, with no borrowings currently outstanding under the revolving credit facility. We have relied primarily on profitability from our operations to fund working capital.

Borrowings under the revolving credit facility and advances under the synthetic leasing facility bear interest at a rate equal to a rate based on prime rate or the London Interbank Offered Rate, based on a defined formula. The credit facility, synthetic leasing facility and Senior Subordinated Notes contain affirmative and negative covenants, including the maintenance of certain financial ratios, restrictions on sales, leases or other dispositions of property, restrictions on other indebtedness and prohibitions on the payment of dividends. Substantially all of our assets, including certain real property, are pledged as security under the credit facility and synthetic leasing facility.

We entered into certain operating lease agreements in 2001 and 2000 related to PET equipment used by our affiliated practices. The agreements qualify for operating lease accounting treatment under SFAS 13, "Accounting for Leases," and, as such, the equipment is not recorded on our balance sheet. If we were to default under those leases, we could be required to purchase the equipment from the lessor at its cost in order to continue using it. If we elected to purchase that PET equipment rather than lease it, we would record $15.5 million in equipment on our balance sheet, with an annual depreciation charge of approximately $1.4 million. We also entered into numerous other equipment leases, which are not reflected on our balance sheet and thus do not increase our assets or our debt; although lease payments do appear on our income statements as operating expenses. If we purchased any of this equipment instead of leasing it, it would increase our need for financing and we would incur depreciation expenses related to the ownership of that equipment.

We currently expect that our principal use of funds in the near future will be in connection with the purchase of medical equipment, investment in information systems and the acquisition or lease of real estate for the development of integrated cancer centers and PET centers, as well as implementation of the service line structure, with less emphasis than in past years on transactions with medical oncology practices. It is likely that our capital needs in the next several years will exceed the cash generated from operations. Thus, we may incur additional debt or issue additional debt or equity securities from time to time. Capital available for health care companies, whether raised through the issuance of debt or equity securities, is quite limited. As a result, we may be unable to obtain sufficient financing on terms satisfactory to management or at all.

Quantitative and Qualitative Discussion about Market Risks

In the normal course of business, our financial position is routinely subjected to a variety of risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Among these risks is the market risk associated with interest rate movements on outstanding debt. Our borrowings under the credit facility contain an element of market risk from changes in interest rates. Historically, we have managed this risk, in part, through the use of interest rate swaps; however, no such agreements have been entered into in 2001. We do not enter into interest rate swaps or hold other derivative financial instruments for speculative purposes. We were not obligated under any interest rate swap agreements during 2001.

For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposures may have on us. The financial instruments included in the sensitivity analysis consist of all of our cash and equivalents, long-term and short-term debt and all derivative financial instruments.

To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in interest rates on market sensitive instruments. The market values for interest rate risk are computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2001. The market values that result from these computations are compared with the market values of these financial instruments at December 31, 2001. The differences in this comparison are the hypothetical gains or losses associated with each type of risk. A one percent increase or decrease in the levels of interest rates on variable rate debt with all other variables held constant would not result in a material change to our results of operations or financial position or the fair value of our financial instruments.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on The Nasdaq Stock Market under the symbol "USON." The high and low closing sale prices of the common stock, as reported by The Nasdaq Stock Market, were as follows for the quarterly periods indicated.

Year Ended December 31, 2000	High	Low
Fiscal Quarter Ended March 31, 2000	$ 6.81	$ 3.81
Fiscal Quarter Ended June 30, 2000	$ 5.47	$ 3.25
Fiscal Quarter Ended September 30, 2000	$ 5.59	$ 3.88
Fiscal Quarter Ended December 31, 2000	$ 7.00	$ 4.14
Year Ended December 31, 2001	High	Low
Fiscal Quarter Ended March 31, 2001	$ 10.94	$ 6.27
Fiscal Quarter Ended June 30, 2001	$ 9.24	$ 7.47
Fiscal Quarter Ended September 30, 2001	$ 8.97	$ 6.55
Fiscal Quarter Ended December 31, 2001	$ 8.04	$ 3.95

As of March 21, 2002, there were approximately 15,500 holders of the common stock. We have not declared or paid any cash dividends on our common stock. The payment of cash dividends in the future will depend on our earnings, financial condition, capital needs and other factors deemed pertinent by our board of directors, including the limitations, if any, on the payment of dividends under state law and then-existing credit agreements. It is the present policy of our board of directors to retain earnings to finance the operations and expansion of business. Our credit facilities currently prohibit the payment of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

US ONCOLOGY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001:

	Page
Report of Independent Accountants	30
Consolidated Balance Sheet	31
Consolidated Statement of Operations and Comprehensive Income	32
Consolidated Statement of Stockholders' Equity	33
Consolidated Statement of Cash Flows	34
Notes to Consolidated Financial Statements	35

Financial statement schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of US Oncology, Inc.

In our opinion, the consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of US Oncology, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
February 27, 2002

US ONCOLOGY, INC.

CONSOLIDATED BALANCE SHEET
(in thousands, except per share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and equivalents	$20,017	$3,389
Accounts receivable	275,884	337,360
Prepaids and other current assets	35,334	44,904
Due from affiliates	57,807	72,380
Total current assets	389,042	458,033
Property and equipment, net	286,218	280,032
Service agreements, net of accumulated amortization of $257,893 and $231,233	379,249	398,397
Other assets	20,368	22,601
Deferred income taxes	18,085	38,404
	$1,092,962	$1,197,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term indebtedness	$44,040	$23,910
Accounts payable	135,570	153,980
Due to affiliates	13,537	8,044
Accrued compensation costs	15,455	8,643
Income taxes payable	22,498	9,154
Other accrued liabilities	47,201	59,818
Total current liabilities	278,301	263,549
Long-term indebtedness	128,826	300,213
Total liabilities	407,127	563,762
Minority interest	9,067	9,367
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $.01 par value, 1,500 shares authorized, none issued and outstanding	-	-
Series A Preferred Stock, $.01 par value, 500 shares authorized and reserved, none issued and outstanding	-	-
Common Stock, $.01 par value, 250,000 shares authorized, 94,819 and 93,837 shares issued, 92,510 and 89,299 shares outstanding	948	939
Additional paid-in capital	469,999	461,364
Common Stock to be issued, approximately 7,295 and 10,330 shares	56,955	69,666
Treasury Stock, 2,309 and 4,538 shares	(11,235)	(21,416)
Retained earnings	160,101	113,785
Total stockholders' equity	676,768	624,338
	$1,092,962	$1,197,467

The accompanying notes are an integral part of this statement.

US ONCOLOGY, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except per share data)

	Year Ended December 31, 2001	2000	1999
Revenue	$1,505,024	$1,324,154	$1,092,941
Operating expenses:			
Pharmaceuticals and supplies	780,072	651,214	521,087
Field compensation and benefits	322,473	277,962	215,402
Other field costs	179,479	161,510	134,635
General and administrative	47,988	54,723	39,490
Bad debt expense	-	10,198	
Impairment, restructuring and other charges	5,868	201,846	29,014
Depreciation and amortization	71,929	75,148	65,072
	1,407,809	1,432,601	1,004,700
Income (loss) from operations	97,215	(108,447)	88,241
Other income (expense):			
Interest, net	(22,511)	(26,809)	(22,288)
Gain on investment in common stock (unrealized in 1999)	-	27,566	14,431
Income (loss) before income taxes	74,704	(107,690)	80,384
Income tax provision (benefit)	28,388	(35,047)	32,229
Net income (loss)	46,316	(72,643)	48,155
Other comprehensive income (loss), net of tax	-	-	(269)
Comprehensive income (loss)	$46,316	$(72,643)	$47,886
Net income (loss) per share – basic	$0.46	$(0.72)	$0.48
Shares used in per share calculations – basic	100,063	100,589	100,183
Net income (loss) per share – diluted	$0.46	$(0.72)	$0.47
Shares used in per share calculations – diluted	100,319	100,589	101,635

The accompanying notes are an integral part of this statement.

US ONCOLOGY, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock							
	Shares Issued	Par Value	Additional Paid-In Capital	Common Stock to Be Issued	Treasury Stock Cost	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 1999	81,205	$812	$405,635	$89,142	$(3,696)	$269	$138,522	$630,684
Affiliation transactions value of shares to be issued	-	-	-	24,637	-	-	-	24,637
Purchase of Treasury Stock	-	-	(1,810)	(1,637)	3,696	-	(249)	-
Delivery from Treasury of Common Stock to be issued	5,696	57	20,755	(20,812)	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-	-	-
Exercise of options to purchase Common Stock	352	4	4,665	-	-	-	-	4,669
Tax benefit from exercise of non-qualified stock options	-	-	174	-	-	-	-	174
Valuation adjustment investment in Common Stock	-	-	-	-	-	(269)	-	(269)
Issuance of Common Stock options to affiliates	-	-	1,481	-	-	-	-	1,481
Net income	-	-	-	-	-	-	48,155	48,155
Balance at December 31, 1999	87,253	873	430,900	91,330	-	-	186,428	709,531
Affiliation transactions value of shares to be issued	-	-	-	6,103	-	-	-	6,103
Purchase of Treasury Stock	-	-	-	-	(24,906)	-	-	(24,906)
Delivery from Treasury of Common Stock to be issued	-	-	4,530	(13,692)	9,162	-	-	-
Issuance of Common Stock	4,413	44	14,031	(14,075)	-	-	-	-
Exercise of options to purchase Common Stock	2,171	22	9,999	-	(5,672)	-	-	4,349
Tax benefit from exercise of non-qualified stock options	-	-	255	-	-	-	-	255
Issuance of Common Stock Options to Affiliates	-	-	1,649	-	-	-	-	1,649
Net loss	-	-	-	-	-	-	(72,643)	(72,643)
Balance at December 31, 2000	93,837	939	461,364	69,666	(21,416)	-	113,785	624,338
Affiliation transactions value of shares to be issued	-	-	-	606	-	-	-	606
Disaffiliation transactions value of shares to be issued	-	-	-	(1,521)	-	-	-	(1,521)
Delivery from Treasury of Common Stock to be issued	-	-	972	(11,153)	10,181	-	-	-
Delivery from Treasury of Common Stock to be issued	-	-	972	(11,153)	10,181	-	-	
Issuance of Common Stock	75	-	643	(643)	-	-	-	
Exercise of options to purchase Common Stock	907	9	3,749	-	-	-	-	3,758
Tax benefit from exercise of non-qualified stock options	-	-	1,384	-	-	-	-	1,384
Issuance of Common Stock options to affiliates	-	-	1,887	-	-	-	-	1,887
Net income	-	-	-	-	-	-	46,316	46,316
Balance at December 31, 2001	94,819	$ 948	$469,999	$ 56,955	$(11,235)	$ -	$160,101	$676,768

The accompanying notes are an integral part of this statement.

US ONCOLOGY, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$46,316	$(72,643)	$ 48,155
Noncash adjustments:			
Depreciation and amortization	71,929	75,148	65,072
Gain on investment in common stock (unrealized in 1999)	-	(27,566)	(14,431)
Impairment, restructuring and other charges	331	165,800	16,887
Deferred income taxes	20,319	(71,628)	9,687
Bad debt expense	-	10,198	-
Non-cash compensation expense	1,887	1,649	1,481
Earnings on joint ventures	(300)	(2,124)	(634)
Revenue from investment in common stock	-	-	(6,019)
Cash provided (used) by changes in:			
Accounts receivable	52,764	(15,754)	(80,940)
Prepaids and other current assets	4,170	(8,907)	(33,906)
Accounts payable	(17,944)	45,109	23,032
Due from/to affiliates	18,815	(4,374)	(18,682)
Income taxes receivable/payable	14,728	(168)	5,591
Other accrued liabilities	3,200	22,585	16,247
Net cash provided by operating activities	216,215	117,325	31,540
Cash flows from investing activities:			
Acquisition of property and equipment	(63,660)	(67,000)	(74,320)
Net payments in affiliation transactions	(1,005)	(16,124)	(43,513)
Merger transaction costs	-	-	(14,587)
Investments	-	-	(3,000)
Proceeds from sale of investment in common stock	-	54,824	-
Proceeds from contract separation	7,052	-	-
Other	-	-	1,905
Net cash used by investing activities	(57,613)	(28,300)	(133,515)
Cash flows from financing activities:			
Proceeds from Credit Facility	25,000	66,000	154,000
Proceeds from Senior Secured Notes	-	-	100,000
Repayment of Credit Facility	(150,000)	(115,000)	(136,000)
Repayment of other indebtedness	(20,732)	(24,998)	(20,394)
Debt financing costs	-	1,887	(2,610)
Proceeds from exercise of stock options	3,758	-	4,669
Purchase of Treasury Stock	-	(24,906)	-
Net cash provided (used) by financing activities	(141,974)	(97,017)	99,665
Increase (decrease) in cash and equivalents	16,628	(7,992)	(2,310)
Cash and equivalents:			
Beginning of period	3,389	11,381	13,691
End of period	$20,017	$ 3,389	$11,381
Interest paid	$24,355	$26,705	$24,192
Taxes (refunded) paid, net	(6,593)	36,377	17,331
Noncash investing and financing transactions:			
Value of Common Stock to be issued in affiliation transactions	606	6,103	24,637
Delivery of Common Stock in affiliation transactions	11,796	27,767	24,508
Debt issued in affiliation transactions	2,679	11,251	27,378
Debt issued in investment transactions	-	-	5,000
Forfeitures of debt from contract separation	5,350	-	-
Forfeitures of common stock to be issued from contract separation	1,521	-	-
Assets acquired under capital lease	-	1,100	-
Tax benefit from exercise of non-qualified stock options	1,384	255	174

The accompanying notes are an integral part of this statement.

US ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars and shares in thousands except per share data)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

US Oncology, Inc. (together with its subsidiaries, "US Oncology" or the "Company") provides comprehensive services in the oncology field, with the mission of expanding access to and improving the quality of cancer care in local communities and advancing the delivery of care. The Company offers the following services:

- Purchase and manage the inventory of cancer related drugs for affiliated practices. Annually, the Company is responsible for purchasing, delivering and managing more than $700 million of pharmaceuticals through a network of more than 400 admixture sites, 31 licensed pharmacies, 51 pharmacists and 180 pharmacy technicians.
- Construct and manage free standing cancer centers that provide treatment areas and equipment for medical oncology, radiation therapy and diagnostic radiology. The Company operates 77 integrated community-based cancer centers and manages over one million square feet of medical office space.
- Expand diagnostic capabilities of practices through installation and management of PET technology, typically in a cancer center setting. The Company has installed and continues to manage 12 PET units, as well as 59 Computerized Axial Tomography (CT) units.
- Coordinate and manage cancer drug research trials for pharmaceutical and biotechnology companies. The Company currently manages 98 clinical trials, with accruals of more than 3,500 patients during 2001, supported by its network of over 650 participating physicians in more than 330 research locations.

The Company provides these services to oncology practices comprising over 450 sites, with over 8,000 employees and over 868 physicians. The Company is not a provider of medical services but provides comprehensive services to oncology practices, including management and capital resources, data management, accounting, compliance and other administrative services. The affiliated practices offer comprehensive and coordinated medical services to cancer patients, integrating the specialties of medical and gynecologic oncology, hematology, radiation oncology, diagnostic radiology, and blood and marrow stem cell transplantation.

The consolidated financial statements of the Company have been prepared to give retroactive effect to the merger with Physician Reliance Network, Inc. (PRN) on June 15, 1999 (the "AOR/PRN merger"). This transaction was accounted for as a pooling of interests, and, accordingly, the historical financial statements give effect to the combination of the historical balances and amounts of AOR and PRN for all periods presented. As a result of the AOR/PRN merger, PRN became a wholly owned subsidiary of the Company, and each holder of PRN stock received 0.94 shares of the Company's Common Stock for each PRN share held.

The following is a summary of the Company's significant accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. Certain amounts, including amounts attributable to PRN prior to the AOR/PRN merger, have been reclassified to conform with the current period financial statement presentation. The Company has determined that none of the existing service agreements meets EITF 97-2 requirements for consolidation.

(dollars and shares in thousands except per share data)

Use of estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. Among the factors, but not fully inclusive of all factors, that may be considered by management in these processes are: the range of accounting policies permitted by U.S. generally accepted accounting principles; management's understanding of the Company's business – both historical results and expected future results; the extent to which operational controls exist that provide high degrees of assurance that all desired information to assist in the estimation is available and reliable or whether there is greater uncertainty in the information that is available upon which to base the estimate; expected rates of change, sensitivity and volatility associated with the assumptions used in developing estimates; whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that lies within that range of reasonable estimates – which may result in the selection of estimates which could be viewed as conservative or aggressive – based upon the quantity, quality and risks associated with the variability that might be expected from the future outcome and the factors considered in developing the estimate. Because of inherent uncertainties in this process, actual future results could differ from those expected at the reporting date.

Service fee revenue

Approximately 60% of the Company's 2001 service fee revenue has been derived from practices, which as of December 31, 2001, had service agreements that provide for payment to the Company of a service fee that includes an amount equal to the direct expenses associated with operating the practice plus an amount which is calculated based on the service agreement for each of the practices (the earnings model). The direct expenses include rent, depreciation, amortization, provision for uncollectible accounts, pharmaceutical expenses, medical supply expenses, salaries and benefits of non-physician employees who support the practices and interest. The direct expenses do not include salaries and benefits of physicians. The non-expense-reimbursement related portion of the service fee is a percentage, ranging from 25% to 35%, of the earnings before interest and taxes of the affiliated practice. The earnings of an affiliated practice is determined by subtracting the direct expenses from the professional revenues and research revenues earned by the affiliated practice.

Approximately 39% of the Company's 2001 service fee revenue has been derived from practices, which as of December 31, 2001, had service agreements that provide for payment to the Company of a service fee, which typically includes all practice costs (other than amounts retained by the physicians), a fixed fee, a percentage fee (in most states) and, if certain financial and performance criteria are satisfied, a performance fee (the net revenue model). These service agreements permit the affiliated practice to retain a specified amount (typically 23% of the practice's net revenues) for physician salaries, and payment of such salaries is given priority over payment of the service fee. The amount of the fixed fee is related to the size of the affiliation transaction and, as a result, varies significantly among the service agreements. The percentage fee, where permitted by applicable law, is generally seven percent of the affiliated practice net revenue. Performance fees are paid after payment of all practice expenses, amounts retained by practices and the other service fees and, where permitted by state law, are approximately 50% of the residual profitability of the practice. Service fees are not subject to adjustment, with the exception that the fixed fee may be adjusted from time to time after the fifth year of the service agreement to reflect inflationary trends. The affiliated practice is also entitled to retain all profits of the practice after payment of the service fee to the Company.

The remaining service agreements provide for a fee that is a percentage of revenue or of earnings of the affiliated practice or is a predetermined, fixed amount. Each affiliated practice is responsible for paying the salaries and benefits of its physician employees from the amount retained by the affiliated practice after payment of the Company's service fee.

The Company recognizes the service fees as revenue when the fees are earned and are deemed realizable based upon the contractually-agreed amount of such fees, after taking into consideration the payment priority of amounts retained by practices.

The Company announced in November 2000 its strategic initiative to negotiate amendments to service agreements with practices under the net revenue model to convert those economic arrangements to the earnings model. Management believes the earnings model properly aligns practice priorities with respect to appropriate business operations and cost control, with the Company and the practice sharing proportionately in revenue, operating costs and cost structure changes. Since the beginning of 2001 and through March 11, 2002, fourteen practices accounting for 21.7% of the affiliated practices' total net patient revenue in 2001 have converted to the earnings model.

On October 1, 2001, the Company commenced a strategy to focus its operations on three core service lines: oncology pharmaceutical management, outpatient cancer center operations, and cancer research and development services. The Company has begun marketing these core services outside its network through a non-PPM (physician practice management) model. All affiliated practices are being afforded the opportunity to terminate their existing service agreements and enter into new arrangements under the service line structure. The Company cannot assure you as to how many practices will take this opportunity, and it currently expects that a large percentage of existing affiliated practices will remain on the PPM model for the foreseeable future. As practices transition to this service line structure, the Company expects the financial impact to be a reduction in debt, restructuring and reorganization costs, mostly non-cash related and a reduction in earnings as it relates to those practices. The Company does not believe that all of its practices will transition to the service line structure in the near future, but is unable to accurately predict which practices will transition or when they will do so. Thus, the Company is unable to more accurately predict the financial impact of this transition until practices agree to change structures. For those practices that remain on the PPM model, the Company will continue to negotiate with "net revenue model" practices to move to the "earnings model," and otherwise to manage those practices pursuant to existing agreements.

Cash equivalents and investments

The Company considers all highly liquid debt securities with original maturities of three months or less to be cash equivalents.

Accounts receivable

The process of estimating the ultimate collectibility of accounts receivable arising from the provision of medical services to patients by affiliated practices is highly subjective and requires the application of judgment by management. Management considers many factors, including contractual reimbursement rates, changing reimbursement rules, the nature of payors, scope of services, age of receivables, historical cash collection experience, billing practices and other factors to form their best judgment of expected collectibility. Actual results often times vary from estimates, but in total generally do not vary materially.

To the extent permitted by applicable law, the Company purchases the accounts receivable generated by affiliated practices from patient services rendered pursuant to the service agreements. The accounts receivable are purchased at their net collectible value, after adjustment for contractual allowances and allowances for doubtful accounts. The Company is reimbursed by the practices for purchased receivables that are deemed uncollectible following the Company's purchase. If any purchased accounts receivable are subsequently deemed uncollectible, then the practice responsible for the receivables would reduce its revenue during the period in which the uncollectible amount is determined. Because the Company's service fee is based in part on the practice revenue, the reduction in revenue caused by the uncollectible accounts receivable would reduce the Company's future service fee. The impact of such adjustments is typically not significant. However, laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation, which along with other third party payor actions, could impact the collection of accounts receivable in the future.

(dollars and shares in thousands except per share data)

In late 1999, the Company installed a patient billing system in thirteen practices with approximately $336,000 in annual net patient revenues. During 2000, the Company experienced limitations in this system that caused significant delays and errors in patient billing and collection processes. Although the vendor assisted in correcting some deficiencies in the billing system, collecting some patient accounts became impractical. In the fourth quarter of 2000, the Company determined that the system problems required a $10,200 charge for bad debt expense. Because of the numerous distractions borne by the practices in the system conversion, the Company elected not to include this amount in the computation of practice results. In connection with a settlement with the vendor of that system, that vendor agreed to provide us with a replacement system at significantly reduced rates.

Due from and to affiliates

The Company has advanced to certain of its practices amounts needed for working capital purposes – primarily to purchase pharmaceuticals, to assist with the development of new markets, to support the addition of physicians, and to support the development of new services. Certain advances bear interest at a market rate negotiated by the Company and the affiliated practices, which approximates the prime lending rate (4.75% at December 31, 2001). These advances are unsecured and are repaid in accordance with the terms of the instrument evidencing the advance. Amounts payable to related parties represent current payments to affiliated practices for services rendered under service agreements.

Prepaids and other current assets

Prepaids and other current assets consist of prepayments, insurance and other receivables.

Property and equipment

Property and equipment is stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of three to ten years for computers and software, equipment, and furniture and fixtures, the lesser of ten years or the remaining lease term for leasehold improvements and twenty-five years for buildings. Interest costs incurred during the construction of major capital additions, primarily cancer centers, are capitalized. These lives reflect management's best estimate of the respective assets' useful lives and subsequent changes in operating plans or technology could result in future impairment charges to these assets.

Service agreements

Service agreements consist of the costs of purchasing the rights to manage practices. Under the initial 40-year terms of the agreements, the affiliated practices have agreed to provide medical services on an exclusive basis only through facilities managed by the Company. The agreements are noncancelable except for performance defaults. The Company amortizes these costs over 25 years. Should these agreements be terminated prior to their full amortization, the Company may experience a charge to its operating results for the unamortized portion of the asset.

Under the service agreements, the Company is the exclusive provider of certain services to its affiliated practices, providing facilities, management information systems, clinical research services, personnel management and strategic, financial and administrative services. Specifically, the Company, among other things, (i) develops, constructs and manages free standing cancer centers which provide for treatment areas and equipment for medical oncology, radiation therapy and diagnostic radiology, (ii) expands diagnostic capabilities of practices through installation and management of PET technology, (iii) coordinates and manages cancer drug research for pharmaceutical and biotechnology companies, (iv) purchases and manages the inventory for cancer related drugs for affiliated practices, and (v) provides management and capital resources to affiliated practices including data management, accounting, compliance and other administrative services.

(dollars and shares in thousands except per share data)

Each service agreement provides for the formation of a policy board. The policy board meets periodically, approves those items having a significant impact on the affiliated practice and develops the practice's strategic initiatives. The two most significant items reviewed and approved by the policy board are the annual budget for the practice and the addition of facilities, services or physicians. Each service agreement provides a mechanism to adjust the Company's service fee if a change in law modifies the underlying financial arrangement between the Company and the affiliated practice.

The carrying value of the service agreements is reviewed for impairment when events or changes in circumstances indicate their recorded cost may not be recoverable. If the review indicates that the undiscounted cash flows from operations of the related service agreement over the remaining contractual period is expected to be less than the recorded amount of the service agreement intangible asset, the Company's carrying value of the service agreement intangible asset will be reduced to its estimated fair value using expected cash flows on a discounted basis (Note 11). Impairment analysis is highly subjective and assumptions regarding future growth rates and operating expense levels as a percentage of revenue can have significant effects on the expected future cash flows and ultimate impairment analysis.

Other assets

Other assets consist of costs associated with obtaining debt financing, the excess of purchase price over the fair value of net assets acquired, and investments in joint ventures. The debt financing costs are capitalized and amortized over the terms of the related debt agreements using the straight line method, which approximates the interest method. The Company recorded amortization expenses related to these assets of $1,185, $1,368 and $927 for the years ended December 31, 2001, 2000 and 1999, respectively. The amounts recorded for excess of purchase price over the fair value of net assets acquired are being amortized on a straight-line basis over 20 years. Effective January 2002, upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142), amortization of these assets will not be recorded prospectively. For further discussion, see "New Accounting Pronouncements." The investments in joint ventures for which the Company does not have control are accounted for under the equity method of accounting. For 2001, 2000 and 1999, operational activity relating to the joint ventures was not material to the operations of the Company.

Income taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

Stock-based compensation

The intrinsic value method used by the Company generally results in no compensation expense being recorded related to stock option grants made by the Company because those grants are typically made with option exercise prices equal to fair market value at the date of option grant, and is used by the vast majority of public reporting companies. Application of the fair market value method under FAS 123, which estimates the fair value of the option awarded to the employee, results in compensation expense being recognized over the period of time that the employee's rights in the option vest. Application of FAS 123 would result in including additional compensation expense and lower net income levels in its consolidated statement of operations.

(dollars and shares in thousands except per share data)

Fair value of financial instruments

The Company's receivables, payables, prepaids and accrued liabilities are current and on normal terms and, accordingly, are believed by management to approximate fair value. Management also believes that subordinated notes issued to affiliated physicians approximate fair value when current interest rates for similar debt securities are applied. Management estimates the fair value of its bank indebtedness approximates its book value.

Earnings per share

The Company discloses "basic" and "diluted" earnings per share (EPS). The computation of basic earnings per share is based on a weighted average number of Common Stock and Common Stock to be issued shares outstanding during these periods. The Company includes Common Stock to be issued in both basic and diluted EPS as there are no foreseeable circumstances which would relieve the Company of its obligation to issue these shares. The computation of diluted earnings per share is based on the weighted average number of Common Stock and Common Stock to be issued shares outstanding during the periods as well as dilutive potential Common Stock calculated under the treasury stock method.

The following table summarizes the determination of shares used in per share calculations:

	Year Ended December 31,		
	2001	2000	1999
Outstanding at end of period:			
Common Stock	94,819	93,837	87,253
Common Stock to be issued	7,295	10,370	13,982
	102,114	104,207	101,235
Effect of weighting and Treasury Stock	(2,051)	(3,618)	(1,052)
Shares used in per share calculation – basic	100,063	100,589	100,183
Effect of weighting and assumed share equivalents for grants of stock options at less than the average market price	256	-	1,452
Shares used in per share calculation – diluted	100,319	100,589	101,635
Anti-dilutive stock options (options where exercise price is greater than the average market price) not included above	7,009	12,245	6,903

Operating segments

The Company's business has historically been providing comprehensive services, facilities and equipment, administrative and technical support and ancillary services necessary for physicians to establish and maintain a fully integrated network of outpatient cancer care located throughout the country and the Company believes it has operated in a single segment, providing comprehensive cancer management services. The Company, therefore, has reported a single segment herein.

In connection with its introduction of the service line structure in 2001, the Company has announced the repositioning of its management structure to operate under distinct service lines. Financial and operations management and reporting will be conducted prospectively according to the separate service lines, even for existing affiliated practices under the PPM model. For this reason, and to better inform investors regarding the Company's business and the status of service line implementation, the Company intends to commence segment reporting according to service lines in the first quarter of 2002.

(dollars and shares in thousands except per share data)

Comprehensive income

In addition to net income, comprehensive income is comprised of "other comprehensive income" which includes all charges and credits to equity that are not the result of transactions with owners of the Company's Common Stock. The required disclosure is included in the accompanying consolidated statements of operations. Accumulated other comprehensive income consists of the unrealized gain or loss (net of tax) relating to investments in common stock available for sale.

Reclassifications

Certain previously reported financial information has been reclassified to conform to the 2001 presentation. Such reclassifications did not materially affect the Company's financial condition, net income (loss) or cash flows.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), and in June 2000, issued Statement of Financial Accounting Standards No. 138 (FAS 138), an amendment of FAS 133. The statements require the recognition of derivative financial instruments on the balance sheet as assets or liabilities, at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. The Company has historically not engaged in significant derivative instrument activity. The Company's adoption of FAS 133 effective January 1, 2001 has not had a material effect on the Company's financial position or operating results.

In September 2000, FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 140). FAS 140 is effective for fiscal years ending after December 15, 2000. The statement replaces FASB Statement No. 125 and revises the standards for accounting and disclosure for securitizations and other transfers of financial assets and collateral. The statement carries over most of FASB Statement No. 125's provisions without reconsideration and, as such, the adoption of this standard has not had a material effect on its consolidated financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141), which requires that all business combinations be accounted for using the purchase method. In addition, FAS 141 requires that intangible assets be recognized as assets apart from goodwill if certain criteria are met. The Company's adoption of FAS 141 has not had a material effect on the Company's financial position or operating results.

In June 2001, the FASB issued FAS 142, which established standards for reporting acquired goodwill and other intangible assets. FAS 142 accounts for goodwill based on the reporting units of the combined entity into which an acquired entity is integrated. In accordance with the statement, goodwill and indefinite lived intangible assets will not be amortized, goodwill will be tested for impairment at least annually at the reporting unit level, intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and the amortization period of intangible assets with finite lives will not be limited to forty years. Goodwill amortization expense for 2001, 2000 and 1999 was \$525, \$668 and \$653, respectively. Implementation of FAS 142 by the Company would result in elimination of amortization of goodwill from acquisitions of businesses under the purchase method of accounting. Implementation of FAS 142 would not result in the elimination of amortization for the Company's service agreement intangible assets because such assets are excluded under the scope of this statement.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143), which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS143 is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of this new standard.

(dollars and shares in thousands except per share data)

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Impairment or Disposal of Long-Lived Assets" (FAS 144), which is effective for fiscal years beginning after December 15, 2001. The provisions of FAS 144 provide a single accounting model for impairment of long-lived assets. The Company is currently assessing the impact of this new standard.

NOTE 2 – REVENUE

Net patient revenue for services to patients by the practices affiliated with the Company is recorded when services are rendered based on established or negotiated charges reduced by contractual adjustments and allowances for doubtful accounts. Differences between estimated contractual adjustments and final settlements are reported in the period when final settlements are determined. Net patient revenue of the practices is reduced by amounts retained by the practices under the Company's service agreements to arrive at the Company's service fee revenue. Since December 31, 2000, the Company has amended fourteen of its service agreements to convert them from the revenue model to the earnings model (Note 1).

The following presents the amounts included in the determination of the Company's revenues:

	Year ended December 31,		
	2001	2000	1999
Net patient revenue	$1,934,646	$1,718,620	$1,407,494
Amounts retained by affiliated practices	(429,622)	(394,466)	(314,553)
Revenue	$1,505,024	$1,324,154	$1,092,941

For the years ended December 31, 2001, 2000 and 1999, the affiliated practices derived approximately 40%, 37% and 35%, respectively, of their net patient revenue from services provided under the Medicare and state Medicaid programs. Capitation revenues were less than 1% of total net patient revenue in 2001, 2000 and 1999. Changes in the payor reimbursement rates, particularly Medicare and Medicaid due to its concentration, or affiliated practices' payor mix can materially and adversely affect the Company's revenues.

The Company's accounts receivable are a function of net patient revenue of the affiliated practices rather than the Company's revenue. Receivables from the Medicare and state Medicaid programs are considered to have minimal credit risk, and no other payor comprised more than 10% of accounts receivable at December 31, 2001.

The Company's most significant and only service agreement to provide more than 10% of revenues is with Texas Oncology, P.A. (TOPA). TOPA accounted for approximately 24%, 24%, and 25% of the Company's total revenues for the years ended December 31, 2001, 2000, and 1999, respectively. Set forth below is selected, unaudited financial and statistical information concerning TOPA.

	Year Ended December 31,		
	2001	2000	1999
Net patient revenues	$440,646	$401,503	$341,939
Service fees paid to the Company:			
Reimbursement of expense	311,433	273,861	232,255
Earnings component	43,209	44,667	37,726
Total service fee	354,642	318,528	269,981
Amounts retained by TOPA	$ 86,004	$ 82,975	$ 71,958
Physicians employed by TOPA	172	185	195
Cancer centers utilized by TOPA	32	32	29

(dollars and shares in thousands except per share data)

The Company's operating margin for the TOPA service agreement was 12.2%, 14.0%, and 14.0% for the years ended December 31, 2001, 2000 and 1999, respectively. Operating margin is computed by dividing the earnings component of the service fee by the total service fee. The decrease in operating margin in 2001 is due to the utilization of more expensive pharmaceutical agents that have lower margins than those previously used and due to the modification, effective January 1, 2001, of the Company's service agreement with TOPA to, among other things, reduce the percentage amount of the Company's management fee. The Company believes that trends towards lower-margin pharmaceutical use will continue in the future.

NOTE 3 – AFFILIATION AND DISAFFILIATION TRANSACTIONS

The consideration paid for the practices to enter into long-term service agreements and for the nonmedical assets of the practices, primarily receivables and fixed assets, has been accounted for as asset purchases. Total consideration includes the assumption by the Company of specified liabilities, the estimated value of nonforfeitable commitments by the Company to issue Common Stock at specified future dates for no additional consideration, short-term and subordinated notes, cash payments and related transaction costs as follows:

	Year Ended December 31,		
	2001	2000	1999
Cash and transaction costs	$ 1,005	$ 16,124	$ 43,513
Short-term and subordinated notes	1,787	11,251	27,292
Common Stock to be issued	606	6,103	24,637
Liabilities assumed	118	903	4,882
Total costs	$ 3,516	$34,381	$100,324
Number of practice affiliations	5	14	20

During 2001, the Company affiliated with five oncology practices for total consideration of $3,398, including 87 shares of Common Stock to be issued with a value of $606. No 2001 affiliations were individually significant.

During 2001, the Company terminated service agreements with four oncology practices. Under the terms of these disaffiliations, the Company recognized a net gain on separation of $3,376 included in impairment, restructuring and other charges in the accompanying consolidated statement of operations and comprehensive income. For further discussion, see Note 11. No 2001 disaffiliations were individually significant.

During 2000, the Company affiliated with 14 oncology practices for total consideration of $33,478, including 1,721 shares of Common Stock to be issued with a value of $6,103. No 2000 affiliations were individually significant.

During 1999, the Company affiliated with 20 oncology practices on the effective dates indicated as follows: January 1, Oncology & Hematology of Southwest Virginia of Roanoke, Virginia, total consideration of $27,156 including 820 shares of Common Stock to be issued with a value of $9,840; January 1, Hematology Associates Ltd. of Phoenix, Arizona, total consideration of $10,772 including 284 shares of Common Stock to be issued with a value of $3,415; June 4, Birmingham Hematology Oncology Associates, P.C. of Birmingham, Alabama, total consideration of $12,625 including 402 shares of Common Stock to be issued with a value of $3,505; 17 other practices, total consideration of $44,889 including 1,126 shares of Common Stock to be issued with a value of $7,877.

(dollars and shares in thousands except per share data)

NOTE 4 – RESEARCH CONTRACTS

On June 30, 1997, one of the Company's subsidiaries, PRN Research, Inc., entered into a comprehensive clinical development alliance with ILEX Oncology, Inc. ("ILEX"), a drug development company focused exclusively on cancer. As part of the agreement, ILEX issued to the Company 314 shares, 314 shares, and 312 shares of ILEX common stock in 1999, 1998, and 1997, respectively. The Company has recognized $2,867 as revenue in 1999, representing the fair value of the ILEX stock received on June 30 of that year, recognized over the following year as the Company was obligated to perform clinical research activities during that period. Effective June 30, 1999, the Company amended its agreement with ILEX. Under the amended agreement, ILEX accelerated the issuance of 315 shares of its common stock valued at $3,152 and the parties agreed to terminate the Company's obligations to provide research services to ILEX under the agreement. ILEX' s obligation to issue additional shares to the Company contingent upon volume of activity was cancelled at this time.

Through the third quarter of 1999, the Company recognized subsequent changes in the value of ILEX stock received as a component of other comprehensive income in shareholders' equity in accordance with its intentions and classification of the investment as "available for sale" under the guidance of Statement of Financial Accounting Standards No. 115. The valuation allowance was shown as a component of stockholders' equity, net of applicable income taxes. During the fourth quarter of 1999, the Company changed its intentions and reclassified the investment as a trading security. In connection with this decision, the Company has recognized an unrealized gain of $14,431 in the accompanying consolidated statement of operations and comprehensive income to reflect the fair value of the investment at December 31, 1999. The Company sold the investment in a private sale transaction in March 2000 and realized net proceeds of $54,798, which resulted in the recognition of an additional gain of $27,540 in the consolidated statement of operations and comprehensive income for the period ended December 31, 2000.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2001	2000
Land	$ 21,031	$ 19,706
Furniture and equipment	317,831	280,843
Buildings and leasehold improvements	158,175	145,962
Construction in progress	8,797	14,373
	505,834	460,884
Less — accumulated depreciation and amortization	(219,616)	(180,852)
	$286,218	$280,032

The Company leases nineteen cancer centers from third parties under its synthetic lease facility. The related properties were constructed for approximately $72 million and are not included in the Company's property and equipment. See Note 12 for a description of the related lease agreements.

(dollars and shares in thousands except per share data)

NOTE 6 – INDEBTEDNESS

As of December 31, 2001 and 2000, respectively, the Company's long-term indebtedness consisted of the following:

	December 31, 2001	December 31, 2000
Credit facility	$ -	$125,000
Senior secured notes	100,000	100,000
Notes payable	2,733	5,868
Subordinated notes	67,438	90,578
Capital lease obligations and other	2,695	2,677
	172,866	324,123
Less — current maturities	44,040	23,910
	$128,826	$300,213

Credit Facility

The Company has a loan agreement and revolving credit/term facility (Credit Facility) that was amended effective as of June 15, 1999 in connection with the AOR/PRN merger to improve certain terms, covenants and capacity. Under the terms of the agreement, the amounts available for borrowing until June 15, 2000 were $275,000 through 2004. The borrowing limit was $150,000 prior to the amendment. The Credit Facility previously included a $100,000 component that was renewable at the option of the lenders under that agreement at one-year intervals from the original date of the agreement. On June 15, 2000, the Company elected not to renew the $100,000 component of the Credit Facility, leaving availability of $175,000. The maximum borrowings outstanding under the Credit Facility during 2001 and 2000 were $125,000 and $179,000, respectively. Proceeds of loans may be used to finance development of cancer centers and installations of PET, to finance practice affiliations, to provide working capital or for other general corporate uses.

Borrowings under the Credit Facility are secured by capital stock of the Company's subsidiaries and accounts receivable and service agreements. At the Company's option, funds may be borrowed at the Base interest rate or the London Interbank Offered Rate (LIBOR) up to LIBOR plus an amount determined under a defined formula. The Base rate is selected by First Union National Bank (First Union) and is defined as its prime rate or Federal Funds Rate plus 1/2%. Interest on amounts outstanding under Base rate loans is due quarterly while interest on LIBOR related loans is due at the end of each applicable interest period or quarterly, if earlier. As of December 31, 2000 and 2001, the weighted average interest rate on all outstanding draws was 8.9% and 8.2%, respectively. The Company had no outstanding borrowings under the Credit Facility as of December 31, 2001.

The Company is subject to restrictive covenants under the Credit Facility, including the maintenance of certain financial ratios. The agreement also limits certain activities such as incurrence of additional indebtedness, sales of assets, investments, capital expenditures, mergers and consolidations and the payment of dividends. Under certain circumstances, additional medical practice transactions may require First Union and the other lenders' consent.

As a result of the Company's net loss in 2000, the Company would have been in violation of certain financial covenants of the Credit Facility agreements, including the current period debt to cash flow (as defined) covenant. The Company secured an amendment to these covenants and paid amendment fees totaling $1,875, which has been included in the statement of operations and comprehensive income for the year ended December 31, 2000 in impairment, restructuring and other charges, since the amendments were necessitated by those charges.

(dollars and shares in thousands except per share data)

On February 1, 2002, the Company entered into a $100,000 five-year Revolving Credit Facility (New Credit Facility). Proceeds from loans under the New Credit Facility may be used to finance development of cancer centers and new PET facilities, to provide working capital or for other general business uses. Costs incurred in connection with the extinguishment of the Company's previous Credit Facility will be expensed in the first quarter of 2002. Costs incurred in connection with establishing the New Credit Facility are being capitalized and amortized over the term of the Credit Facility.

Borrowings under the New Credit Facility are secured by substantially all of the Company's assets. At the Company's option, funds may be borrowed at the Base interest rate or LIBOR plus an amount determined under a defined formula. The Base rate is selected by First Union and is defined as its prime rate or Federal Funds Rate plus 1/2%.

Senior Secured Notes

In November 1999, the Company issued $100,000 in senior secured notes (Senior Secured Notes) to a group of institutional investors. The notes bear interest at 8.42%, mature in installments from 2002 through 2006 and rank equal in right of payment with all current and future senior indebtedness of the Company. The Senior Secured Notes contain restrictive financial and operational covenants and are secured by the same collateral as the Credit Facility.

As a result of the Company's net loss in 2000, the Company would have been in violation of certain financial covenants of its Senior Secured Note agreements, including the current period debt to cash flow (as defined) covenant. The Company secured amendments to these covenants and paid amendment fees totaling $500, which has been included in the statement of operations and comprehensive income for the year ended December 31, 2000 in impairment, restructuring and other charges, since the amendments were necessitated by those charges.

The Senior Secured Notes were repaid in full on February 1, 2002.

Senior Subordinated Notes

On February 1, 2002, the Company issued $175,000 in 9 5/8% senior subordinated notes (Senior Subordinated Notes) to various institutional investors in a private offering pursuant to Rule 144A. The notes are unsecured, bear interest at 9.625% annually and mature in February 2012. Payments under the Senior Subordinated Notes are subordinated, in substantially all respects, to the Company's New Credit Facility providing working capital financing.

Proceeds from the Senior Subordinated Notes were used to simultaneously pay off the $100,000 in borrowings under the existing Senior Secured Notes, $11.7 million prepayment penalty on the early termination of the Senior Secured Notes and facility fees and related expenses associated with establishing the Senior Subordinated Notes and New Credit Facility of $5.4 million and $2.8 million, respectively. Costs incurred in connection with extinguishment of the Company's previous Senior Secured Notes, including the prepayment penalty will be expensed in the first quarter of 2002. Costs incurred in connection with establishing the Senior Subordinated Notes, including facility fees and related expenses are being capitalized and amortized over the term of the notes.

Notes payable

The notes payable bear interest, which is payable annually, at rates ranging from 5.3% to 10% and mature between 2002 to 2005. The notes are payable to physicians with whom the Company entered into long-term service agreements and relate to affiliation transactions. The notes payable are unsecured.

(dollars and shares in thousands except per share data)

Subordinated notes

The subordinated notes are issued in substantially the same form in different series and are payable to the physicians with whom the Company entered into service agreements. Substantially all of the notes outstanding at December 31, 2001 and 2000 bear interest at 7%, are due in installments through 2007 and are subordinated to senior bank and certain other debt. If the Company fails to make payments under any of the notes, the respective practice can terminate the related service agreement.

Capital lease obligations and other indebtedness

Leases for medical and office equipment are capitalized using effective interest rates between 6.5% and 11.5% with original lease terms between two and seven years. At December 31, 2001 and 2000, the gross amount of assets recorded under the capital leases was $4,712 and $6,400, respectively, and the related accumulated amortization was $4,200 and $3,000, respectively. Amortization expense is included with depreciation in the accompanying consolidated statement of operations and comprehensive income. Total future capital lease payments are $1,336. Other indebtedness consists principally of installment notes and bank debt, with varying interest rates, assumed in affiliation transactions.

Maturities

As of December 31, 2001, future principal maturities of long-term indebtedness, including capital lease obligations, were approximately $44,040 in 2002, $39,169 in 2003, $32,927 in 2004, $27,745 in 2005, $26,265 in 2006 and $2,720 thereafter. On February 1, 2002, the Company issued $175,000 in Senior Subordinated Notes and prepaid its Senior Secured Notes. The effect of those transactions on future maturities was to decrease principal maturities of long-term indebtedness in each of 2002 through 2006 by $20,000 and increase principal maturities of long-term indebtedness by $175,000 in 2012.

See Note 12 for operating lease commitments and a discussion of the Company's synthetic lease facility.

NOTE 7 – INCOME TAXES

The Company's income tax provision (benefit) consists of the following:

	Year Ended December 31,		
	2001	2000	1999
Federal:			
Current	$ 7,547	$ 33,638	$ 21,661
Deferred	18,713	(72,037)	8,171
State:			
Current	522	2,943	1,129
Deferred	1,606	409	1,268
	$ 28,388	$(35,047)	$ 32,229

The difference between the effective income tax rate and the amount that would be determined by applying the statutory U.S. income tax rate before income taxes is as follows:

	Year Ended December 31,		
	2001	2000	1999
Provision for income taxes at U.S. statutory rates	35.0%	(35.0)%	35.0%
State income taxes, net of federal benefit	2.5	2.2	2.5
Non-deductible portion of merger related costs	-	-	2.1
Other	0.5	0.3	0.5
	38.0%	(32.5)%	40.1%

At December 31, 2001 and 2000, net deferred tax asset and income taxes payable includes a tax liability of $21,200 and $15,612, respectively. The liability has been established related to the Company's tax position and the possible disallowance of certain deductions taken in connection with the Company's service agreements. The impact of disallowance would be immaterial to the Company's financial condition and results of operations, except that any additional payments that would be required would require cash expenditures by the Company.

Deferred income taxes are comprised of the following (in thousands):

	December 31,	
	2001	2000
Deferred tax assets:		
Accrued expenses	$ 10,797	$ 12,078
Service agreements and other intangibles	22,193	34,831
Allowance for bad debts	3,569	3,569
Other	769	2,860
	$ 37,328	$ 53,338
Deferred tax liabilities:		
Depreciation	(18,700)	(14,673)
Prepaid expenses	(543)	(261)
	(19,243)	(14,934)
Net deferred tax asset	$ 18,085	$ 38,404

Realization of the net deferred tax asset is dependent upon the Company's ability to generate future income. Management believes, after considering all available information regarding historical and expected future earnings of the Company, that sufficient future income will be recognized to facilitate the realization of the net deferred asset.

NOTE 8 – 401(k) PLAN

During 2001, employees of the Company were allowed to participate in the US Oncology, Inc. 401(k) plan (the Plan). Participants of the Plan are eligible to participate after six months of employment and reaching the age of 21. Participants vest in the employer contribution portion of their account, if any, at the rate of 20% for each year that they meet the plan's service requirements.

The Plan allows for a discretionary employer contribution. For the year ended December 31, 2001, the Company elected to match 50% of employee contributions, the total match not to exceed 3% of the participant's salary, subject to the salary ceiling rules imposed by the Internal Revenue Service. The Company's contribution amounted to $1,352 for the year ended December 31, 2001. For the two years ended December 31, 2000 and 1999, no employer contributions were made.

Prior to the AOR/PRN merger in June of 1999, former employees of PRN participated in the PRN 401(k) Profit Sharing and Savings Plan (PRN Plan). The former PRN plan allowed for an employer match of contributions made by plan participants. For the year ended December 31, 1999, PRN elected to match 50% of employee contributions, the total match not to exceed 3% of the participant's salary subject to the salary ceiling rules imposed by the Internal Revenue Service. Effective June 15, 1999, the Company elected to cease the employer match under the PRN plan. The Company's contribution amounted to approximately $1,000 for the year ended December 31, 1999. Effective August 31, 1999, the PRN Plan was frozen with all future employee contributions being allocated to the US Oncology, Inc. 401(k) Plan. The Company transferred all assets of the PRN Plan to the US Oncology, Inc. Plan during the first quarter of 2001.

(dollars and shares in thousands except per share data)

NOTE 9 – STOCKHOLDERS' EQUITY

In conjunction with the AOR/PRN merger, the Company's stockholders approved an increase in the number of shares of Common Stock authorized to 250,000 shares.

Effective May 16, 1997, the board of directors of the Company adopted a shareholders' rights plan and in connection therewith, declared a dividend of one Series A Preferred Share Purchase Right for each outstanding share of Common Stock. For a more detailed description of the shareholders' rights plan, refer to the Company's Form 8-A filed with the Securities and Exchange Commission on June 2, 1997.

On March 21, 2000, the Board of Directors of the Company authorized the purchase of up to 10 million shares of the Company's Common Stock in public or private transactions. In 2000, the Company acquired 6.4 million shares, including 1.3 million shares received in connection with the cashless exercise of stock options by the Company's chief executive officer (See Notes 10 and 11), at an aggregate cost of $30.6 million. In 2001 and 2000, the Company utilized 2.2 million and 1.9 million of these treasury shares, respectively, to satisfy commitments for delivery of the Company's Common Stock for affiliation transactions.

As part of entering into long-term service agreements with practices as described in Note 3, the Company has made nonforfeitable commitments to issue shares of Common Stock at specified future dates for no further consideration. Holders of the rights to receive such shares have no dispositive, voting or cash dividend rights with respect to such shares until the shares have been delivered. Common Stock to be issued is shown as a separate component in stockholders' equity. The amounts, upon issuance of the shares, are reclassified to other equity accounts as appropriate.

The shares of Common Stock to be issued at specified future dates were valued at the transaction date at a discount from the quoted market price of a delivered share after considering all relevant factors, including normal discounts for marketability due to the time delay in delivery of the shares. The discount for shares of Common Stock to be issued at specified future dates is 10% for shares to be delivered prior to the fifth anniversary of the transaction and is 20% for shares to be delivered thereafter. The Common Stock in the transactions is to be delivered under the terms of the respective agreements for periods up to seven years after the initial transaction date. The recorded value represents management's best estimate of the fair value of the shares of Common Stock to be delivered in the future as of the transaction date. A portion of the Common Stock to be issued commitment is based upon obligations to deliver a specified dollar value of Common Stock shares. The value of these shares is not discounted and the number of shares to be issued would change with change in the market value of the Company's Common Stock.

For transactions completed through December 31, 2001, the scheduled issuance of the shares of Common Stock that the Company is committed to deliver over the passage of time are approximately 2,604 in 2002, 1,642 in 2003, 1,902 in 2004, 1,010 in 2005, 44 in 2006 and 93 thereafter.

NOTE 10 – STOCK OPTIONS

The Company's 1993 Key Employee Stock Option Plan, as amended, provides that employees may be granted options to purchase Common Stock. Total shares available for grant are limited to 12% of the outstanding common shares plus the shares to be issued to practices at specified future dates. Individual option vesting and related terms are determined by the Compensation Committee of the board of directors. However, the stock option plan provides that the options granted may be incentive options at an exercise price no less than fair value at the grant date or 85% of fair value in the case of nonqualified options. Option terms may not exceed ten years. Individual option grants vest ratably over time, generally five years. In connection with the AOR/PRN merger, all outstanding options of PRN became fully vested and exercisable at the merger date and were assumed by the Company. Outstanding PRN options became options to purchase 0.94 shares of the Company's Common Stock with an exercise price equal to the original exercise price divided by 0.94.

(dollars and shares in thousands except per share data)

Under the terms of the Company's Chief Executive Officer Stock Option Plan and Agreement and the Everson Stock Option Plan and Agreement, two executives were granted 3,694 non-qualified options to purchase Common Stock with an exercise price effectively equal to the fair market value at the date of grant. The options vested on the date of the Company's initial public offering and expire between 2000 and 2003. The Company's ability to grant further options under these plans ceased on the date of the Company's initial public stock offering. In December 2000, an officer exercised his remaining 1,640 options outstanding in a cashless option exercise facilitated by the Company. This cashless exercise resulted in the Company recognizing a $2,462 non-cash charge for compensation expense during the fourth quarter of 2000, reflecting the difference between the exercise prices of the options and the fair market value of the related Common Stock. The executive received a net of 296 shares of Common Stock, and the Company acquired 1,344 shares of treasury stock as a result of this option exercise. At December 31, 2001, 220 Common Stock options with a weighted-average exercise price of $4.77 per share were outstanding and exercisable under the terms of these plans.

Effective December 14, 2000, the Company executed a Chief Executive Officer Stock Option Plan and Agreement and granted 1,000 non-qualified options to purchase Treasury Stock. The options were issued with an exercise price of $4.96 which equaled the fair market value of the Company's Common Stock at the date of the grant. The options vest six months from the grant date and have an option term not to exceed 10 years. At December 31, 2001, there are no options available for future grants under this plan.

The Company's 1993 Non-Employee Director Stock Option Plan provides that up to 600 options to purchase Common Stock can be granted. The options vest in four months or ratably over four years, have a term of 10 years and exercise prices effectively equal to the fair market value at the date of grant. As of December 31, 2001, 351 options were outstanding, all of which were vested and exercisable.

The Company's 1993 Affiliate Stock Option Plan, as amended, provides that options to purchase up to 3,000 shares of Common Stock can be granted. Options under the plan have a term of 10 years. All individual option grants vest ratably over the vesting periods of three to five years. Of the outstanding options to purchase shares of Common Stock granted under this plan, 1,435 were granted to physician employees of the affiliated practices and 25 were granted to other employees of the affiliated practices. In 2001, 2000, and 1999 the fair value of the options granted to non-employees was $5.34, $3.44 and $5.89 per share, respectively, as determined using the Black-Scholes Valuation Model. Compensation expense will be recognized over the respective vesting periods. Expense of $1,900, $1,600 and $1,500 was recognized in 2001, 2000 and 1999, respectively.

All of the Company's Common Stock options vest automatically upon those events constituting a change in control of the Company, as set forth in such stock option plans.

US ONCOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars and shares in thousands except per share data)

The following summarizes the activity for all option plans:

	Shares Represented by Options	Weighted Average Exercise Price
Balance, January 1, 1999	9,584	$ 9.28
Granted	6,660	6.63
Exercised	(352)	8.77
Canceled	(1,284)	9.73
Balance, December 31, 1999	14,608	8.16
Granted	3,599	4.70
Exercised	(2,171)	3.50
Canceled	(3,791)	9.49
Balance, December 31, 2000	12,245	7.58
Granted	2,704	6.91
Exercised	(907)	4.29
Canceled	(1,027)	8.44
Balance, December 31, 2001	13,015	7.60

The following table summarizes information about the Company's stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Average Exercise Price	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$1 to $3	171	7.4	$2.91	127	$3.23
4 to 9	9,081	8.1	5.70	4,024	6.66
10 to 14	2,942	6.6	11.35	1,884	11.22
15 to 24	821	5.8	16.14	641	16.69
1 to 24	13,015	7.5	7.60	6,676	8.29

(dollars and shares in thousands except per share data)

The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for fixed options granted to Company employees and directors. For purposes of pro forma unaudited disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's unaudited pro forma information for 2001, 2000 and 1999 are as follows and includes pre-tax compensation expense of approximately $14,600, $10,400 and $12,600 respectively:

	Year Ended December 31,		
	2001	2000	1999
Pro forma net income (loss)	$36,716	$(79,660)	$35,555
Pro forma net income (loss) per share – basic and diluted	$ 0.37	$(0.79)	$0.35

Options granted in 2001, 2000, and 1999 had weighted-average fair values of $5.04, $3.42 and $5.42 per share, respectively. The fair value of each Common Stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants from all plans:

	Year Ended December 31,		
	2001	2000	1999
Expected life (years)	5	5	5
Risk-free interest rate	3.5%	6.1%	5.0%
Expected volatility	81%	80%	77%
Expected dividend yield	0%	0%	0%

NOTE 11 – IMPAIRMENT, RESTRUCTURING, AND OTHER CHARGES

During 2001, the Company recognized impairment, restructuring and other charges of $5,868, net. During 2000, the Company recognized impairment, restructuring and other charges of approximately $201,846, and during 1999, the Company recognized merger, restructuring and integration costs of $29,014. The charges are summarized in the following table and discussed in more detail below:

	Year Ended December 31,		
	2001	2000	1999
Impairment charges	$ (3,376)	$170,130	-
Restructuring charges	$ 5,868	16,122	-
Other charges	$ 3,376	15,594	$ 29,014
	$ 5,868	$201,846	$ 29,014

Impairment Charges

	2001	2000
Impairment of service agreements	-	$138,128
Impairment of assets (gain on separation) related to termination of service agreements	$(3,376)	32,002
	$(3,376)	$170,130

(dollars and shares in thousands except per share data)

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121), requires that companies periodically assess their long-lived assets for potential impairment. In accordance with this requirement, from time to time the Company evaluates its intangible assets for impairment. For each of the Company's service agreements, this analysis involves comparing the aggregate expected future cash flows under the agreement to its carrying value as an intangible asset on the Company's balance sheet. In estimating future cash flows, the Company considers past performance as well as known trends that are likely to affect future performance. In some cases the Company also takes into account its current activities with respect to that agreement that may be aimed at altering performance or reversing trends. All of these factors used in the Company's estimates are subject to error and uncertainty.

In 1999, the Company noted a significant increase in operating costs, most notably the cost of pharmaceuticals, which increased by 5% as a percentage of revenue from 1998 to 1999. The Company believed that some of this increase was attributable either to inefficiencies arising directly from the AOR/PRN merger and the integration of the formerly separate companies, or from delays in implementation of cost containment strategies during the first half of 1999 pending consummation of the merger. In addition, the Company continued to believe that it had developed effective strategies to diversify revenues away from medical oncology and to curtail the increase in drug prices and otherwise contain costs. As the remaining lives of its service agreements were substantially longer than their estimated recovery periods, and because the Company believed that it would be able to reverse or slow many of the negative cost trends, the Company did not believe any impairment provisions were necessary at that time.

During 2000, the Company continued to experience adverse trends in operating margins. Although the Company's strategies to lower pharmaceutical costs slowed the rate of increase, pharmaceutical costs continued to rise, reducing operating margins during 2000. Single-source drug use continued to grow, and treatment protocols involving a greater number of different, expensive drugs for each patient were also becoming more common. Based upon the significant increase in the number of oncological pharmaceuticals (which would upon approval be new single-source drugs) in development, the Company believed the trend towards increased use of lower-margin pharmaceuticals would continue. The Company also experienced increased pressure on reimbursement from payors, including significant initiatives with respect to government programs, to reduce oncology reimbursements, particularly for pharmaceuticals. Moreover, the Company became increasingly aware of growing complexity in the administrative aspects of the practices and rising personnel costs in the health care sector, neither of which were being effectively slowed or stopped by anticipated economies of scale and other efficiencies arising from the merger. Even though the practices' profitability continued to increase significantly during this period, because practices that operate under the net revenue model do not share in increasing operating costs, the Company shared disproportionately in the decline in operating margins. Based upon these trends the Company's management determined during the latter part of 2000 that the cost of operating in the oncology sector was continuing to increase and that this trend was likely to continue, regardless of Company action, in the next several years. For this reason, the Company determined that rising costs, and the Company's disproportionately sharing in these costs under the net revenue model, would be an integral part of its forecast of future cash flows in an impairment analysis with respect to its service agreements.

In its impairment analysis for the fourth quarter of 2000, the Company incorporated additional assumptions regarding rising cost trends. With respect to service agreements under the net revenue model, the Company has greater exposure in an environment of rising costs because practices retain a portion of revenues before any fees are paid. Therefore, the Company's impairment review focused primarily on net revenue model service agreements. Using current assumptions, many of the Company's net revenue model service agreements would contribute decreasing positive cash flows in the immediate future and then begin contributing negative cash flows. Although management commenced during the fourth quarter of 2000 an initiative to convert net revenue model agreements to earnings model agreements, there can be no assurance as to the number of conversions that will be achieved. *Substantial differences between the estimates used in the impairment analysis and actual trends occurring in the* future could result in future additional impairment charges, or in certain practices experiencing better than expected future cash flows, than those currently forecast. The charge for impairment of service agreements related to thirteen practices with total net book value of approximately $145,000 as of December 31, 2000 prior to the impairment charge. Certain of the projected cash flows related to services agreements may result in negative cash flows if cost increases continue. No provision has been made for potential losses under these contracts as such amounts are not yet probable and reasonably estimable.

Based upon this analysis, in the fourth quarter of 2000, the Company recorded a non-cash pretax charge to earnings of approximately $138,128 related to thirteen service agreements, primarily for arrangements under the net revenue model, for which the projected cash flows, based upon management's analysis and evaluations of each market, including the continuation of historical trends, would be insufficient to recover the net book value of the intangible assets. In projecting the estimated cash flows from the service agreements, the Company assumed net practice revenues would increase at rates of 5% to 8% annually, and that practice costs, including pharmaceutical costs, would increase as a percentage of Company revenues by 1% to 2% annually for the next five years. Assumptions were also made with respect to the level of minimal capital expenditures necessary to maintain projected operations and overhead allocations.

The Company had impaired assets of approximately $32,000 during 2000 for the difference between the carrying value of the assets related to certain practices with which it anticipated terminating its agreements and the consideration expected to be received upon termination of service agreements with those practices. In the fourth quarter of 2001, the Company recognized a net gain on separation of $3,376 relating to service agreement terminations. Included in this net gain is $9,003 arising from final settlements with several practices with which the Company terminated its relationships where the ultimate settlements were more beneficial to the Company than the Company estimated during 2000 and resulted in its recognizing in the fourth quarter of 2001 the forgiveness of $1,533 in notes payable by the Company to physicians, the waiver by the physicians of their rights to receive $1,165 of the Company's common stock previously recognized by the Company as an obligation when the Company affiliated with the physicians, and additional consideration received by the Company in connection with the terminations of $6,305 in excess of the carrying value of the net assets of the terminated practices, less a charge of $5,627 recognized during the fourth quarter of 2001 for the difference between the carrying value of certain assets and the amount the Company expects to realize upon those assets, as determined in the fourth quarter of 2001.

Restructuring Charges

In the fourth quarter of 2000, the Company comprehensively analyzed its operations and cost structure, with a view to repositioning itself to effectively execute its strategic and operational initiatives. This analysis focused on the Company's non-core assets and activities it had determined were not consistent with its strategic direction. The Company has recognized and accounted for these costs in accordance with the provisions of Emerging Issues Task Force Consensus No. 94-3, "Accounting for Restructuring Costs." As a result of this analysis, during the fourth quarter of 2000, the Company recorded the following charges (in thousands):

	Restructuring Expense in 2000	Payments	Asset Write-downs	Accrual at December 31, 2000	Payments	Accrual at December 31, 2001
Abandonment of IT systems	$ 6,557	-	$ (6,557)	-	-	-
Impairment of home health business	6,463	-	(6,463)	-	-	-
Severance of employment agreement	466	$ (36)	-	$ 430	$ (215)	$ 215
Site closures	2,636	(562)	(655)	1,419	(338)	1,081
Total	$ 16,122	$ (598)	$ (13,675)	$ 1,849	$ (553)	$ 1,296

As indicated above, during the fourth quarter of 2000, the Company decided to abandon its efforts to pursue some of its information systems initiatives, including the clinical information systems and e-commerce initiatives, and recognized a charge of $6,557. In one market where the Company agreed to manage the oncology operations of a hospital system, the Company decided to abandon and sell a home health business that is no longer consistent with its strategy in that market. As a result, the Company recorded a charge of $6,463 during the fourth quarter of 2000. As part of the restructuring, the Company terminated the duties of an executive, with contractual severance payments totaling approximately $430 over the next two years. The Company also determined that it will close several sites, abandoning leased and owned facilities, and recognized a charge of $2.6 million for remaining lease obligations and the difference in the net book value of the owned real estate and its expected fair value.

In the first quarter of 2001, the Company announced plans to further reduce overhead costs through reducing corporate staff, consolidating administrative offices, closing additional facilities and abandoning certain software applications. The Company has recognized and accounted for these costs in accordance with the provisions of Emerging Issues Task Force Consensus No. 94-3, "Accounting for Restructuring Costs." As a result, the Company recorded the following pre-tax charges during the first quarter of 2001 (in thousands):

	Restructuring Expenses	Payments	Asset Write-downs	Accrual at December 31, 2001
Costs related to personnel reductions	$3,113	$(2,900)	-	$ 213
Closure of facilities	2,455	(1,323)	-	1,132
Abandonment of software applications	300	-	$(300)	-
Total	$5,868	$(4,223)	$(300)	$1,345

As indicated above, during the first quarter of 2001, the Company announced plans to reduce corporate overhead and eliminated approximately 50 positions. As a result, the Company recorded a charge of $3.1 million. The Company also determined that it will close several sites, abandoning leased facilities, and recognized a charge of $2.5 million for remaining lease obligations and related improvements. In addition, the Company decided to abandon certain software applications and recorded a charge of $300.

Other

During 2001, 2000 and 1999, the Company recorded other charges, as follows (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Merger, restructuring and integration costs	-	-	$ 29,014
Cashless stock option exercise costs	-	$ 2,462	-
Investigation and contract separation costs	-	3,372	-
Practice accounts receivable and fixed asset write-off	$ 1,925	5,110	-
Credit facility and note amendment fees	-	2,375	-
Management recruiting and relocation costs	-	1,275	-
Vacation pay accrual-change in policy	-	1,000	-
Other	1,451	-	-
Total	$ 3,376	$15,594	$ 29,014

In the fourth quarter of 2001, the Company recognized unusual charges including: (i) $1,925 of practice accounts receivable and fixed asset write-off, (ii) a $1,000 charge related to its estimated exposure to losses under an insurance policy where the insurer has become insolvent (Note 12), and (ii $451 of consulting costs incurred in

(dollars and shares in thousands except per share data)

connection with development of its service line structure. The negative impact of these charges was wholly offset by the net gain on separation of $3,376 the Company recognized during the fourth quarter 2001, which is discussed above in "Impairment Charges."

In the fourth quarter of 2000, the Company recognized a pre-tax $2,462 non-cash charge related to the cashless exercise of 1,600 stock options by the Company's Chairman and Chief Executive Officer (the "optionee"), due to the termination of the stock option plan under which the options were granted, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 44. To consummate the exercise, the optionee surrendered approximately 1,300 shares having an average strike price of $3.44 to satisfy exercise price and tax liability with respect to all options. As a result of this transaction, the optionee received approximately 300 shares of Common Stock. The Company also realized an offsetting $1,000 reduction in its federal income tax obligation as a result of this transaction.

During the third quarter and second quarter of 2000, the Company incurred costs of $206 and approximately $1,700 respectively, in connection with *qui tam* lawsuits, consisting primarily of auditing and legal fees and related expenses. In addition, the Company incurred $1,466 of costs in the second quarter of 2000 consisting of intangible asset and receivable write-downs as a result of terminating its affiliation with a sole practitioner and with the physician practice named in the *qui tam* lawsuits.

The Company also recognized impairment and other charges totaling approximately $9,800 in 2000. These charges consist of (i) $5,110 of receivables from affiliated practices which are not considered to be recoverable; (ii) $2,375 for bank and noteholder fees associated with amending the Credit Facilities to accommodate debt covenant compliance related to unusual charges; (iii) $1,275 related to expenses to recruit and relocate certain members of the current management team; and (iv) $1,000 for a change in the Company vacation policy.

In connection with the AOR/PRN merger, the Company incurred total costs of $29,014 to consummate the merger, restructure operating activities and integrate the two organizations. These costs were expensed during 1999.

The Company's merger costs totaled $14,587 and included professional fees and expenses incurred in connection with the due diligence, negotiation and solicitation of shareholder approval for the transaction, as well as incremental travel costs and contractual change of control payments of approximately $5,000 to the executive management of PRN.

In 1999, the Company's management made certain decisions to restructure its operations to reduce overlapping personnel and duplicative facilities. The costs of personnel reductions include severance pay for terminated employees and payments attributable to stay bonuses paid before December 31, 1999 for employees providing transition assistance services. The Company also determined that certain furniture, fixtures, leasehold improvements, computer equipment and software was impaired as a result of personnel terminations, facility closings and decisions to harmonize certain information systems. The Company has recognized and accounted for these costs in accordance with the provisions of Emerging Issues Task Force Consensus No. 94-3 "Accounting for Restructuring Costs". The Company's restructuring costs recognized in the year ended December 31, 1999 totaled $7,193 and are summarized as follows:

	Restructuring Expense	Payments	Asset Dispositions	Accrued Liability at 12/31/99	Payments	Accrued Liability at 12/31/00
Employee severance and stay bonuses	$2,097	$(2,097)	-	-	-	$ -
Lease terminations	2,796	(320)	-	$2,476	$(2,476)	-
Asset impairments	2,300	-	$(2,300)	-	-	-
Total	$7,193	$(2,417)	$(2,300)	$2,476	$(2,476)	$ -

(dollars and shares in thousands except per share data)

The Company also incurred specifically identified costs related to its efforts to integrate the two companies totaling $7,234 during the year ended December 31, 1999. These integration costs include costs for a physician conference to address combined Company operating strategies, employee orientation meetings, consulting fees related to integration activities and adoption of common employee benefit programs. These costs have been recognized as incurred and do not include costs related to inefficiencies incurred as the Company has attempted to integrate the operating activities of AOR and PRN.

The Company has recognized a deferred income tax benefit for substantially all of these charges as many of the items will be deductible for income tax purposes in future periods. An income tax benefit has also been recognized for the 1999 charges, with the exception of certain non-deductible merger costs.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space, integrated cancer centers and certain equipment under noncancelable operating lease agreements. Total future minimum lease payments, including escalation provisions and leases with entities affiliated with practices, are $52,802 in 2002, $44,759 in 2003, $39,803 in 2004, $33,366 in 2005, $22,205 in 2006, and $70,463 thereafter. Rental expense under noncancelable operating leases was approximately $61,074 in 2001, $57,676 in 2000 and $46,632 in 1999.

The Company enters into commitments with various construction companies and equipment vendors in connection with the development of cancer centers. As of December 31, 2001, the Company's commitments were approximately $4,200.

The Company has entered into an operating lease arrangement that involves a special purpose entity that has acquired title to properties, paid for the construction costs and leased to the Company the real estate and equipment at some of the Company's cancer centers. This kind of leveraged financing structure is commonly referred to as a "synthetic lease." The synthetic lease was used to finance the acquisition, construction and development of cancer centers. The facility was funded by a syndicate of financial institutions and is secured by the property to which it relates.

The synthetic lease was entered into in December 1997 and matures in June 2004. As of December 31, 2001, the Company had $72.0 million outstanding under the synthetic lease facility, and no further amounts are available under that facility. The annual lease cost of the synthetic lease is approximately $3.1 million, based on interest rates in effect as of December 31, 2001. At December 31, 2001, the lessor under the synthetic lease-held real estate assets (based on original acquisition and construction costs) of approximately $59.2 million and equipment of approximately $12.8 million (based on original acquisition cost) at nineteen locations. On February 1, 2002, the Company amended and restated the synthetic lease agreement primarily to replace certain lenders.

The lease is renewable in one-year increments, but only with consent of the financial institutions that are parties thereto. In the event the lease is not renewed at maturity, or is earlier terminated for various reasons, the Company must either purchase the properties under the lease for the total amount outstanding or market the properties to third parties. If the Company sells the properties to third parties, it has guaranteed a residual value of at least 85% of the total amount outstanding for the properties. If the properties were sold to a third party at a price such that the Company would be required to make a residual value guarantee payment, such amount would be recognized as an expense in the Company's statement of operations.

A synthetic lease is a form of lease financing that qualifies for operating lease accounting treatment and under generally accepted accounting principles ("GAAP") is not reflected on the Company's balance sheet. Thus, the obligations are not recorded as debt and the underlying properties and equipment are not recorded as assets on the Company's balance sheet. The Company's rental payments (which approximate interest amounts under the synthetic lease financing) are treated as operating rent commitments, and are excluded from the Company's aggregate debt maturities.

On February 27, 2002, the Financial Accounting Standards Board determined that synthetic lease properties meeting certain criteria would be required to be recognized as assets with a corresponding liability effective January 1, 2003. The Company's synthetic lease meets these criteria. The determination is not final and is subject to additional rule-making procedures, but assuming the determination becomes a formal accounting pronouncement and assuming the Company does not alter the arrangement to maintain off-balance-sheet-treatment under the new rules, the Company would expect to recognize $72.0 million in additional property and equipment with a corresponding liability on the Company's balance sheet as of January 1, 2003.

If the Company were to purchase all of the properties currently covered by the lease or if changes in accounting rules or treatment of the lease were to require the Company to reflect the properties on the Company's balance sheet and income statement, the impact to the consolidated financial statements would be as follows.

- Property and equipment would increase by $72.0 million (the purchase price for the assets subject to the lease);
- Assuming the purchase of the properties were financed through borrowing, or in the event the existing arrangement were required to be characterized as debt, indebtedness would increase by $72.0 million; and
- Depreciation would increase by approximately $3.6 million per year as a result of the assets being owned by the Company.

Acquiring the properties would require the Company to borrow additional funds and would likely reduce the amount the Company could borrow for other purposes.

There are additional risks associated with the synthetic lease arrangement. A deterioration in the Company's financial condition that would cause an event of default under the synthetic lease facility, including a default on material indebtedness, would give the parties under the synthetic lease the right to terminate that lease, and the Company would be obligated to purchase or remarket the properties. In such an event, the Company may not be able to obtain sufficient financing to purchase the properties. In addition, changes in future operating decisions or changes in the fair market values of underlying leased properties or the associated rentals could result in significant charges or acceleration of charges in the Company's statement of operations for leasehold abandonments or residual value guarantees. Because the synthetic lease payment floats with a referenced interest rate, the Company is also exposed to interest rate risk under the synthetic lease.

Insurance

The Company and its affiliated practices maintain insurance with respect to medical malpractice risks on a claims-made basis in amounts believed to be customary and adequate. Management is not aware of any outstanding claims or unasserted claims that are likely to be asserted against it or its affiliated practices which would have a material impact on the Company's financial position or results of operations.

(dollars and shares in thousands except per share data)

In February 2002, PHICO Insurance Company ("PHICO"), at the request of the Pennsylvania Insurance Department, was placed in liquidation by an Order of the Commonwealth Court of Pennsylvania ("Liquidation Order"). From November 1997 through December 2001, the Company had placed its primary malpractice insurance coverage through PHICO. These policies have not been replaced with policies from other insurers. Currently the Company has two unsettled claims from the policy years covered by PHICO issued policies and there are other claims against its affiliated practices. The Liquidation Order refers these claims to various state guaranty associations. These state guaranty association statutes generally provide for coverage between $100-$300 per insured claim, depending upon the state. Some states also have catastrophic loss funds to cover settlements in excess of the available state guaranty funds. Most state insurance guaranty statues provide for net worth and residency limitations that, if applicable, may limit or prevent the Company or its affiliated practices from recovering sufficiently from these state guaranty association funds. At this time, the Company believes that the Company will meet the requirements for coverage under the applicable state guaranty association statutes, and that the resolution of these claims will not have a material adverse effect on the Company's financial position, cash flow and results of operations. However, because the rules related to state guaranty association funds are subject to interpretation, and because these claims are still in the process of resolution, the Company has reserved $1,000 to estimate potential costs it may incur either directly or indirectly during this process.

Guarantees

Beginning January 1, 1997, the Company has guaranteed that the amounts retained by the practice will be at least $5,195 annually under the terms of the service agreement with the Company's affiliated practice in Minnesota, provided that certain targets are met. Under this agreement, the Company has not reduced its service fees from that practice for any of the three years ended December 31, 2001.

Litigation

The Company has previously disclosed that it and a formerly affiliated practice are the subject of allegations that their billing practices may violate the Federal False Claims Act. These allegations are contained in two *qui tam* complaints, commonly referred to as "whistle-blower" lawsuits, filed under seal prior to the AOR/PRN merger. The U.S. Department of Justice has determined that it will not intervene in one of those *qui tam* suits. In that suit, the individual who filed the complaint may choose to continue to pursue litigation in the absence of government intervention, but has not yet indicated an intent to do so. The Department continues to investigate the other suit, but has not made a decision regarding intervention.

The Company has become aware that it and certain of its subsidiaries and affiliated practices are the subject of additional *qui tam* lawsuits that remain under seal, meaning that they were filed on a confidential basis with a United States federal court and are not publicly available or disclosable. Furthermore, the Company may from time to time in the future become aware of additional *qui tam* lawsuits. To date, the United States has not intervened in any such suit against the Company. Because the complaints are under seal, and because the Department of Justice and the Company are in the process of investigating the claims, the Company is unable to fully assess at this time the materiality of these lawsuits. Because *qui tam* actions are filed under seal, there is a possibility that the Company could be the subject of other *qui tam* actions of which it is unaware.

Assessing the Company's financial and operational exposure on litigation matters requires the application of substantial subjective judgments and estimates based upon facts and circumstances, resulting in estimates that could change as more information becomes available.

NOTE 13 – RELATED PARTIES

The Company receives a contractual service fee for providing services to its practices. The Company also advances to its affiliated practices amounts needed for the purchase of pharmaceuticals and medical supplies necessary in the treatment of cancer. The advances are reflected on the Company's balance sheet as due from/to

(dollars and shares in thousands except per share data)

affiliated practices and are reimbursed to the Company as part of the service fee payable under its service agreements with its affiliated practices.

The Company leases a portion of its medical office space and equipment from entities affiliated with certain of the stockholders of practices affiliated with the Company. Payments under these leases were $3,300 in 2001, $3,200 in 2000, and $3,300 in 1999 and total future commitments are $13,508 as of December 31, 2001.

The subordinated notes are payable to persons or entities that are also stockholders or holders of rights to receive Common Stock at specified future dates. Total interest expense to these parties was $5,606 in 2001, $7,271 in 2000 and $6,300 in 1999.

A director and stockholder is of counsel and previously was a partner of a law firm utilized by the Company. The Company paid $881, $1,176, and $816 for legal services provided by the firm in 2001, 2000 and 1999, respectively.

Three of the Company's directors as of December 31, 2001, and three directors holding positions through June 15, 1999 are practicing physicians with practices affiliated with the Company. In 2001, the practices in which these directors participate generated a total net patient revenue of $590,460 of which $119,395 was retained by the practices and $471,065 was included in the Company's revenue. In 2000, the practices in which these directors participate generated a total net patient revenue of $545,368 of which $112,769 was retained by the practices and $432,599 was included in the Company's revenue. In 1999, the practices in which these directors participate generated total net patient revenues of $516,000, of which $110,300 was retained by the practices and $405,700 was included in the Company's revenue.

The Company and TOPA are parties to a service agreement pursuant to which the Company provides TOPA with facilities, equipment, non-physician personnel, and administrative, management and non-medical advisory services, as well as services relating to the purchasing and administering of supplies. The service fee under the TOPA service agreement is equal to 33.5% of the earnings (professional and research revenues earned by the affiliated practice less direct expenses) of that practice before interest and taxes ("Earnings") plus direct expenses of the related practice locations, subject to adjustments set forth therein. Direct expenses include rent, depreciation, amortization, provision for uncollectible accounts, salaries and benefits of non-physician employees, medical supply expense and pharmaceuticals. In 2001, 2000, and 1999, TOPA paid the Company an aggregate of approximately $335,000, $319,000, and $270,000, respectively, pursuant to the TOPA service agreement. A director of the Company and an executive of the Company are employed by TOPA. TOPA beneficially owns approximately 2.4% of the Company's outstanding Common Stock. At December 31, 2001 and 2000, TOPA was indebted to the Company in the aggregate amount of approximately $6,777, and $7,791, respectively. This indebtedness was incurred when the Company advanced working capital to TOPA for various uses, including the development of new markets and physician salaries and bonuses. This indebtedness bears interest at a rate negotiated by the Company and TOPA that approximates the prime lending rate (4.75% at December 31, 2001). Effective January 1, 2001, the Company and TOPA entered into a Third Amended and Restated Service Agreement. The significant changes in the service agreement effected by the Third Amended and Restated Service Agreement are (i) a reduction in the Company's service fee from 35% to 33.5% of TOPA's Earnings; (ii) the implementation of certain fee adjustments based upon performance in excess of predetermined thresholds and (iii) incentives to achieve returns on invested capital in excess of certain thresholds.

The Company leases facilities from affiliates of Baylor University Medical Center ("BUMC"). Additionally, affiliates of BUMC provide the Company various services, including telecommunications and maintenance services. A director of the Company is Chairman of Baylor Health Care System, of which BUMC is a component. In 2001, 2000 and 1999, payments by the Company to BUMC totaled an aggregate of approximately $3,175, $3,300, and $2,400, respectively, for these services.

(dollars and shares in thousands except per share data)

As part of the consideration for Minnesota Oncology Hematology, P.A. ("MOHPA") entering into its service agreement with the Company, the Company was required to make quarterly payments of $464 to MOHPA through July 1, 2000. During 2000 and 1999, the Company paid MOHPA $928 and $1,856 respectively, pursuant to such quarterly payments. In addition, the Company was required to issue a prescribed number of shares of the Company's Common Stock to MOHPA on July 1 of each year through July 1, 2001. During 2001, 2000 and 1999, the Company issued 134, 176 and 104 shares of Common Stock to MOHPA pursuant to such yearly issuances. A shareholder of MOHPA is currently a director of the Company.

The Company enters into medical director agreements with certain of its affiliated physicians. Under a typical medical director agreement, the Company retains an affiliated physician to advise the Company on a specific initiative or matter, such as blood and marrow stem cell transplantation or clinical research, and, in return, the Company pays to the affiliated physician a medical director fee, typically $25 to $250 annually. During 2001, 2000, and 1999, the Company had agreements with thirteen, eleven and fourteen medical directors under which the Company paid $1,070, $660, and $1,050, respectively. In addition, the Company has agreements with other affiliated physicians providing for per diem payments for medical director services. Payments under these arrangements were not significant.

In December 1999, the Company purchased a home health company for approximately $8,000 from a group of individuals, including certain physicians to whom the Company provides services. The Company has realigned its business operations in that market and intends to sell the home health business and has recognized a loss of $6,463 in 2000 to reflect the net realizable value upon sale.

NOTE 14 – QUARTERLY FINANCIAL DATA

The following table presents unaudited quarterly information:

	2001 Quarter Ended				2000 Quarter Ended			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Net revenue	$385,803	$372,742	$380,828	$365,651	$355,836	$337,310	$326,506	$304,502
Income (loss) from operations	24,578	26,029	27,155	19,453	(183,168)	26,126	22,078	26,517
Other income	-	-	-	-	-	-	-	27,566
Net income (loss)(1)	12,811	12,904	12,718	7,883	(123,342)	11,608	9,976	29,115
Net income (loss) per share – basic(1)	$0.13	$0.13	$0.13	$0.08	$(1.25)	$0.12	$0.10	$0.29
Net income (loss) per share – diluted(1)	$0.13	$0.13	$0.13	$0.08	$(1.25)	$0.12	$0.10	$0.29

(1) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

Officers

R. Dale Ross
Chairman of the Board of Directors and
Chief Executive Officer

Joseph S. Bailes, M.D.
Executive Vice President, Clinical Affairs

Eric Berger
Vice President, Planning and Public Policy

Bruce Broussard
Chief Financial Officer

Atul Dhir, M.B.; B.S., D.Phil.
President, Cancer Information and
Research Group

Jerry W. Hendrickson
Chief Information Officer

William Herman
Vice President, Cancer Center Services

Robert P. Jordan
Vice President, Human Resources

Michael Louviere
Vice President, Oncology Pharmaceutical Services

George D. Morgan
Chief Operating Officer

Leo Sands
Executive Vice President and
Chief Administrative Officer

Frank A. Saputo
Vice President, Internal Audit and
Chief Compliance Officer

Alvis R. Swinney
Vice President, Marketing

Phillip H. Watts
General Counsel

Directors

R. Dale Ross
Chairman

Lloyd K. Everson, M.D.
Vice Chairman

Russ Carson
General Partner
Welsh, Carson, Anderson & Stowe

J. Taylor Crandall
Managing Partner
Oak Hill Capital Management, Inc.

Jim Dalton
President
Edinburgh Associates, Inc.

Stephen E. Jones, M.D.
Director
Texas Oncology, P.A.

Richard Mayor
Of Counsel
Andrews & Kurth Mayor, Day, Caldwell & Keeton,
L.L.P.

Bob Ortenzio
President
Select Medical Corporation

Boone Powell, Jr.
President and Chief Executive Officer
Baylor Health Care System (Retired)

Burton S. Schwartz, M.D.
Past President and Medical Director
Minnesota Oncology Hematology, P.A.

Corporate Information

Corporate Office
US Oncology, Inc.
16825 Northchase Drive, Suite 1300
Houston, Texas 77060

800-381-2637 Phone
www.usoncology.com

Stock symbol: USON
Stock traded on NASDAQ
CUSIP number: 90338W

Investor Relations Contacts
Bruce Broussard
Chief Financial Officer

Alvis R. Swinney
Vice President, Marketing

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
718-921-8200 Phone

Other
US Oncology, Inc. will provide without charge, to any person upon written request, the US Oncology, Inc. Annual Report on Form 10-K for 2001. Please direct such requests to Alvis R. Swinney, Vice President, Marketing, at the corporate office address above.

US Oncology
16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(800) 381-2637
www.usoncology.com